                                3,000,000 SHARES

                                DELTAPOINT, INC.

                                  COMMON STOCK


    All of the shares of Common Stock, no par value ("Common Stock"), offered hereby are being sold by DeltaPoint, Inc., a California corporation (the "Company"). The Common Stock is traded on the OTC Bulletin Board under the symbol "DTPT" and on the Pacific Exchange under the symbol "DTP.P." On October 6, 1997, the reported last sale price of the Common Stock on the OTC Bulletin Board was $2.75 per share. See "Price Range of Common Stock."


                            ------------------------

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY INVESTORS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS"
BEGINNING ON PAGE 10.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.


                                                                 PRICE            UNDERWRITING
                                                                   TO            DISCOUNTS AND          PROCEEDS
                                                                 PUBLIC          COMMISSIONS(1)      TO COMPANY(2)
Per Share................................................        $2.25               $0.208              $2.042
Total (3)................................................      $6,750,000           $624,000           $6,126,000



(1) Does not include additional compensation to be received by the Underwriter in the form of (i) a non-accountable expense allowance of $202,500 (or $232,875 if the Underwriter's over-allotment option described in footnote
    (3) is exercised in full) and, (ii) a warrant to purchase up to 300,000 shares of Common Stock at $3.15 per share, exercisable over a period of four years, commencing one year from the date of this Prospectus (the "Underwriter's Warrant"). The Company has agreed to indemnify the Underwriter against certain civil liabilities under the Securities Act of 1933. See "Underwriting."


(2) Before deducting expenses of the offering payable by the Company, estimated at $670,000.


(3) The Company has granted the Underwriter an option, exercisable within 30 business days of the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock on the same terms and conditions as set forth above to cover over-allotments, if any. If all such additional shares of Common Stock are purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be increased to $7,762,500, $717,600 and $7,044,900, respectively. See "Underwriting."


                            ------------------------


    The shares of Common Stock offered hereby will be offered on a "firm commitment" basis by the Underwriter when, as and if delivered to and accepted by the Underwriter, and subject to prior sale, withdrawal or cancellation of the offer without notice. It is expected that delivery of the certificates representing the shares of Common Stock will be made at the offices of H.J. Meyers & Co., Inc., 1895 Mt. Hope Avenue, Rochester, New York 15620 on or about October 10, 1997.


                            H.J. MEYERS & CO., INC.


                 THE DATE OF THIS PROSPECTUS IS OCTOBER 7, 1997

Inside Front Cover Artwork

[Graphic chart inserted here reciting DeltaPoint's mission statement to be a leading provider of scalable web site development and management solutions for Web based business environments and describing how DeltaPoint sells and markets its products. There is also a depiction of the name and logo of Site Technologies.]

--------------------------------------------------------------------------------

Inside Back Cover Artwork

[Picture inserted here highlights the name and logo of two DeltaPoint products, QuickSite ("The Fastest Way to Create, Manage, & Sell on the Web") and SiteSweeper ("Quality Control for the Web Professional"), through the respective depictions of a web page with the title "Make Money on the Web" and a brochure with the title "Quality Summary." There is also a depiction of the name and logo of Site Technologies.]

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS OR COVERING TRANSACTIONS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  The Company furnishes to its shareholders annual reports containing financial statements audited by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    DeltaPoint, Inc. ("DeltaPoint" or the "Company") currently develops and markets Internet software products designed to enable individuals and Small Office/Home Office ("SOHO") professionals to effectively and easily create, manage and enhance Web sites on the Internet's World Wide Web (the "Web" or "WWW"). The use of Web sites by small to medium businesses ("SMBs") and enterprise departments has recently emerged into a critical business application that provides greater sales and marketing reach and allows these businesses to grow faster and more cost effectively. To capitalize on the emerging opportunities in the SMB and enterprise department user markets for scalable Web site development and management software solutions, the Company intends to broaden its product offerings to include a family of products designed to enable these users, in addition to individuals and SOHO professionals, to develop, manage, integrate, deploy and maintain next-generation Web sites. The Company's objective is to become a leading provider of scalable Web site development and management software solutions for Web based business environments.

    The Company introduced QuickSite 1.0 in February 1996 to enable individuals and SOHO professionals to rapidly create, manage and enhance robust Internet Web sites. Since its introduction, the Company has received a number of industry analyst awards for QuickSite 1.0's management capabilities and database architecture (including the PC Week Analyst's Choice Award, PC Week Labs IT Excellence Award and PC Computing 5 Star Rating) and has successfully sold this product through its distribution channels (including certain original equipment manufacturers ("OEMs") with whom the Company has a strategic relationship, such as Sony and Compaq Computer). In September 1996, the Company introduced QuickSite 2.0 targeted at Web site developers. QuickSite 2.0 received the PC Computing 5 Star Rating.

    In February 1997, the Company introduced QuickSite 2.5, its second generation Web site development and management solution targeted at individuals, SOHO professionals and SMBs seeking to conduct electronic commerce over the Internet. In addition to the features incorporated in QuickSite 1.0, QuickSite 2.5, which began shipping in May 1997, includes advanced features such as a WYSIWYG++ (What You See Is What You Get) layout editor, an electronic commerce enabled catalogue builder and an enhanced HTML (hypertext markup language) editor. The Company has distributed QuickSite 2.5 through its distribution channels (including OEMs such as MacMillan Press and Anawave, Inc.). QuickSite
2.5 has received numerous industry awards including the ZD Online Internet Editor's Choice Award, InfoWorld High-Point Award, and Entrepreneur Magazine 4 out of 4 rating.

    In April 1997, the Company announced its intent to acquire certain proprietary core technology from Inlet, Inc. ("Inlet," with such transaction being referred to herein as the "Inlet Technology Acquisition"). This technology is intended to serve as the basis for the Company's planned client/server, multi-authoring, dynamic site development and management products, the first of which is planned for release in the fourth quarter of 1997, at the earliest. In July 1997, the Company acquired Site/technologies/inc. ("Site", with such transaction being referred to herein as the "Site Tech Acquisition") pursuant to which the Company acquired, among other things, SiteSweeper 1.0, a Web site quality control and maintenance product. The Company is currently developing SiteSweeper 2.0, which is being designed to enable Web development and management professionals to maintain the quality and integrity of mission critical Web based business environments. The Company is planning to introduce SiteSweeper 2.0 in the third quarter of 1997, at the earliest. The Company intends to enhance and incorporate the core technologies acquired in the above acquisitions into its planned family of scalable Web site development and management software solutions.

    As part of the Company's continuing strategy to focus its development, sales and marketing efforts on Internet software products, on June 27, 1997, the Company consummated the sale of its DeltaGraph charting and graphics product line (the "DeltaGraph Disposition") to SPSS, Inc. ("SPSS"). Additionally, the Company intends to change the name under which the company does business to SiteTechnologies Inc. or a similar name to more accurately represent the Company's business focus.

    DeltaPoint and Site/technologies are registered trademarks of the Company and QuickSite, SiteTechnologies, WebAnimator and Web Tools are or may be trademarks of the Company. All other product, brand or trade names are trademarks or registered trademarks of their respective owners.

    The Company was incorporated in California in 1989, its headquarters are currently located at 22 Lower Ragsdale Drive, Monterey, California, and its telephone number is (408) 648-4000. The Company currently plans to move its headquarters to 380 El Pueblo, Scotts Valley, California on or about October 15, 1997.

                            ------------------------

                                  RISK FACTORS

    The shares of Common Stock offered hereby involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See "Risk Factors" beginning on page 10.

                            ------------------------

                   NOTICE TO CALIFORNIA AND OREGON INVESTORS

    EACH PURCHASER OF SHARES OF COMMON STOCK IN CALIFORNIA AND OREGON MUST MEET ONE OF THE FOLLOWING SUITABILITY STANDARDS: (i) A LIQUID NET WORTH (EXCLUDING HOME, FURNISHINGS AND AUTOMOBILES) OF $250,000 OR MORE AND GROSS ANNUAL INCOME DURING 1996 AND ESTIMATED DURING 1997 OF $65,000 OR MORE FROM ALL SOURCES; OR
(ii) A LIQUID NET WORTH (EXCLUDING HOME, FURNISHINGS AND AUTOMOBILES) OF $500,000 OR MORE. EACH CALIFORNIA AND OREGON RESIDENT PURCHASING SHARES OF COMMON STOCK OFFERED HEREBY WILL BE REQUIRED TO EXECUTE A REPRESENTATION THAT IT COMES WITHIN ONE OF THE AFOREMENTIONED CATEGORIES.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               YEAR ENDED DECEMBER 31,     SIX MONTHS ENDED JUNE 30,
                                                              --------------------------   --------------------------
                                                               1995     1996      1996      1996     1997      1997
                                                              -------  -------  --------   -------  -------  --------
                                                                                  PRO                          PRO
                                                                   ACTUAL       FORMA(2)        ACTUAL       FORMA(2)
                                                              ----------------  --------   ----------------  --------
                                                                                             (UNAUDITED)
STATEMENT OF OPERATIONS DATA(3):
  Net revenues..............................................  $ 4,043  $ 4,950  $ 1,911    $ 1,893  $ 1,495  $   865
  Gross profit..............................................    2,706    3,769    1,385      1,272    1,025      582
  Loss from operations......................................   (2,486)  (4,922)  (7,647)    (2,828)  (3,042)  (3,494)
  Net loss..................................................  $(2,632) $(4,848) $(7,531)   $(2,789) $(3,088) $(4,348)
  Net loss per share(1).....................................  $ (2.42) $ (2.17) $ (2.71)   $ (1.27) $ (1.20) $ (1.39)
  Shares used to compute net loss per share(1)..............    1,086    2,231    2,781      2,193    2,571    3,121


                                                                                              JUNE 30, 1997
                                                                          DECEMBER 31,  --------------------------
                                                                              1996        ACTUAL    AS ADJUSTED(3)
                                                                          ------------  ----------  --------------
BALANCE SHEET DATA:
  Cash and cash equivalents.............................................   $    3,142   $    1,211   $      6,293
  Working capital.......................................................          431          134          5,066
  Total assets..........................................................        6,346        3,114          8,173
  Long Term Debt........................................................       --           --                350
  Accumulated deficit...................................................      (13,666)     (16,754)       (19,069)
  Total shareholders' equity............................................   $    1,041   $      623   $      5,297


------------------------

(1) For an explanation of the number of shares used to compute net loss per share, see Note 1 of Notes to Financial Statements.

(2) On June 27, 1997, the Company consummated the DeltaGraph Disposition with an effective date of May 1, 1997. On July 11, 1997, the Company consummated the Site Tech Acquisition. The Pro Forma Condensed Statement of Operations Data for the year ended December 31, 1996 and the six months ended June 30, 1997 give effect to the DeltaGraph Disposition and the Site Tech Acquisition as if such transaction had occurred on January 1, 1996. See "Corporate Developments" and "Unaudited Pro Forma Financial Information".


(3) The "As Adjusted" Balance Sheet Data gives effect to (i) the consummation of the Offering at $2.25 per share (providing approximately $6,750,000 million in cash) less applicable underwriting discounts and commissions and net of other offering expenses and the application of proceeds therefrom; (ii) the consummated Site Tech Acquisition as if the transaction occured on June 30, 1997; (iii) the proposed Inlet Technology Acquisition which provides for the issuance of 360,000 shares of Common Stock with an aggregate fair value of $990,000 (at an assumed price per share of $2.75), the payment of $475,000 at the closing ($350,000 payable in cash and prepayments of $125,000 included in working capital) and the payment of an additional $350,000 payable with interest, at the Company's option, on the first anniversary of the closing of the acquisition or in four quarterly payments commencing on the first anniversary of the closing of the acquisition and a resulting aggregate maximum in-process research and development charge to operations of $1,815,000; and (iv) the issuance of 1,259,479 shares of Common Stock issued in the conversion of the Company's Series A Preferred Stock ("Series A Preferred Stock") and 6% Convertible Subordinated Debentures ("Convertible Notes") outstanding at June 30, 1997 at an average conversion price of $1.24 per share of Common Stock. See "Corporate Developments," "Description of Capital Stock--Preferred Stock and Convertible Notes," "Unaudited Pro Forma Financial Information," "Unaudited Pro Forma Financial Information" and "Use of Proceeds."

                                  THE OFFERING

Common Stock Offered by the Company.......................  3,000,000

Common Stock to be outstanding upon completion of the
  Offering(1).............................................  8,041,381 shares

OTC Bulletin Board........................................  DTPT

------------------------


(1) Includes (i) the issuance of 550,029 shares of Common Stock issued in conjunction with the Site Tech Acquisition; (ii) the proposed issuance of 360,000 shares of Common Stock in the Inlet Technology Acquisition; and
    (iii) the issuance of 1,259,479 shares of Common Stock issued in the conversion of the Series A Preferred Stock and Convertible Notes outstanding at June 30, 1997 at an average conversion price of $1.24 per share of Common Stock. Excludes (i) 198,413 shares of Common Stock issuable pursuant to warrants outstanding as of June 30, 1997; (ii) 911,837 shares of Common Stock issuable pursuant to options outstanding at June 30, 1997; (iii) 300,000 shares of Common Stock issuable pursuant to the Underwriter's Warrant; (iv) and 450,000 shares of Common Stock issuable upon the exercise of the Underwriter's over-allotment option. See "Corporate Developments," "Description of Capital Stock--Warrants and--Preferred Stock and Convertible Notes," "Management--Company Stock Option Plans," "Underwriting," and Notes 5, 8, 9 and 12 of Notes to Financial Statements.

                             CORPORATE DEVELOPMENTS

DELTAGRAPH DISPOSITION

    On June 27, 1997, DeltaPoint consummated the DeltaGraph Disposition pursuant to which the Company sold those assets related to its DeltaGraph software product line to SPSS for $910,000 in cash. The DeltaGraph product line consisted of an advanced multi-platform charting and graphics software product for desktop applications. The effective date for the disposition was May 1, 1997 and as part of the DeltaGraph Disposition, DeltaPoint also agreed to assist in the transition of DeltaGraph to SPSS through July 31, 1997. In return, SPSS made an additional $400,000 cash payment to DeltaPoint on August 11, 1997.

    The DeltaGraph Disposition was part of the Company's continuing strategy to realize a significant and growing percentage of its revenues from the sale of Internet software products. This strategy commenced with the Company's acquisition of the technology required to develop WebAnimator in November 1995. Prior to 1996, the Company derived substantially all of its product revenues from licenses of DeltaGraph. For the period from January 1, 1996 to June 30, 1997, DeltaGraph products accounted for approximately 58% of the Company's net revenues. Without the related contribution of the DeltaGraph business, the Company's operating losses for these periods would have been significantly greater. The DeltaGraph Disposition also provided the Company with much needed liquidity. See "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Position and Results of Operations" and "Notes to Financial Statements."

    As a result of its cash constraints, and in connection with its reduced level of operations and its focus on Internet software products, the Company has over time significantly rationalized its workforce, including administrative and engineering resources. This rationalization could have a material adverse effect on, among other things, the Company's ability to identify and develop, license or acquire technologies or products to extend product functionality and market position in the areas of Web site development and management. See "Risk Factors--Dependence on Limited Number of Key Personnel; Key Management Openings; Personnel Limitations; Ability to Manage Growth."

CERTAIN ACQUISITIONS

    INLET TECHNOLOGY ACQUISITION. On April 16, 1997, DeltaPoint entered into the Letter of Intent for the "Inlet Technology Acquisition" with, among others, Inlet pursuant to which the Company agreed to acquire from Inlet certain Internet technologies. As consideration for the Inlet Technology Acquisition, the Company has agreed to pay to Inlet an aggregate of $825,000 in cash payable as provided below and 360,000 shares of the Company's Common Stock payable at closing. The aggregate cash consideration of $825,000 is payable as follows:
$350,000 is payable at the closing of the acquisition; $350,000 is payable with interest, at the Company's option, on the first anniversary of the closing of the acquisition or in four quarterly installments commencing on the first anniversary of the closing of the acquisition and the aggregate payments of $125,000 made pursuant to the Letter of Intent and OEM Agreement (described below) will be credited against the cash consideration payable by the Company. The Letter of Intent also provides for future royalty payments by the Company to Inlet in an amount equal to 5% of the net revenues from all sales of the products developed from these technologies, subject to certain limitations. The Company intends to use a portion of the net proceeds of this Offering to fund the cash portion of the purchase price. See "Use of Proceeds." With respect to the stock portion of the purchase price, the Company intends to grant certain registration rights with respect thereto. See "Description of Capital Stock--Registration Rights."

    In connection with the Inlet Technology Acquisition, on June 13, 1997, the Company and Inlet Divestiture Corp. ("IDC"), a wholly-owned subsidiary of Inlet, entered into a software license agreement (the "OEM Agreement") pursuant to which IDC granted to the Company the exclusive right to market, demonstrate and distribute products based on the Inlet technologies in exchange for specified royalty amounts. See "Proprietary Rights and Licenses." The Company has made three equal cash payments to Inlet totaling $75,000 for non-recurring engineering expenses incurred in connection with the OEM Agreement. In addition, upon the signing of the OEM Agreement, the Company made a $50,000 payment to Inlet as a prepayment on the royalty amounts due Inlet under the OEM Agreement. The parties have agreed to credit these payments, totaling $125,000, against the aggregate cash consideration payable to Inlet pursuant to the Inlet Technology Acquisition, subject to the consummation thereof. The OEM Agreement also provides that if the Inlet Technology Acquisition is not consummated the two parties will use their best efforts to enter into an additional agreement by December 31, 1997 for the continued exclusive rights to market, demonstrate and distribute the Inlet technologies. Although the license will remain in full force and effect in any event, the license will become non-exclusive if the additional agreement is not entered into by December 31, 1997. On June 13, 1997, the Company and Inlet also entered into a consulting agreement (the "Consulting Agreement") pursuant to which Inlet granted to the Company the right to begin customizing the source code for development use only in exchange for monthly cash payments of $20,000 to Inlet, payable in $10,000 installments on the first and fifteenth of each month, which shall be treated as non-recurring engineering expense by the Company. The OEM Agreement and Consulting Agreement will terminate upon the consummation of the Inlet Technology Acquisition. See "Business--Proprietary Rights and Licenses."

    The parties to the Letter of Intent are currently negotiating definitive documentation relating to the Inlet Technology Acquisition. The Company expects that the definitive documentation will contain standard conditions to closing and, in any event, the obligations of Inlet will be subject to the consummation of the Offering. Although there can be no assurance that the Inlet Technology Acquisition will be consummated, the Company expects that such acquisition will be consummated shortly after the closing of the Offering.

    SITE TECH ACQUISITION. On July 11, 1997, the Company consummated the Site Tech Acquisition pursuant to which the Company acquired, among other things, SiteSweeper 1.0, a Web site quality control and maintenance product. The Company is currently developing SiteSweeper 2.0, which is being designed to enable Web development and management professionals to maintain the quality and integrity of mission critical Web based business environments. The Company is planning to introduce SiteSweeper 2.0 in the third quarter of 1997, at the earliest. The Company does not intend to actively market or distribute SiteSweeper 1.0. See "Business--Products Under Development." In connection with the Site Tech Acquisition, the Company issued a total of 550,029 shares of Common Stock with an aggregate fair value of $638,000 on the acquisition date to the former stockholders of Site in exchange for all outstanding shares of Site. In addition, the Company also agreed to pay the specified royalties on sales of certain products developed from the technologies acquired from Site. See "Business--Proprietary Rights and Licenses."

    As part of the Site Tech Acquisition, Stephen Mendel, a member of the board of directors of Site, was appointed as a member of the Company's Board of Directors. In addition, the Company has granted certain registration rights with respect to the 550,029 shares of Common Stock paid to the former Site stockholders. See "Description of Capital Stock--Registration Rights."

    The Company expects to record a charge to operations in connection with the consummation of the Site Tech Acquisition and the Inlet Technology Acquisition to the extent that a portion of each respective purchase price is determined to be in-process research and development. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, failure to successfully consummate the Inlet Technology Acquisition, to successfully develop and integrate the acquired Inlet and Site technologies into the Company's Web site development and management technology or to successfully market products based upon the acquired technologies would adversely impact the Company's strategy of marketing to the SMB and enterprise department user markets (in addition to individuals and SOHO professionals) and would have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Risks Associated with Inlet Technology Acquisition and Site Tech Acquisition; General Acquisition Risks."

POTENTIAL COMPANY NAME CHANGE TO SITETECHNOLOGIES INC.

    In connection with the Site Tech Acquisition, the Company obtained the rights to the name Site/ technologies/inc. The Company is currently contemplating changing its legal name to SiteTechnologies Inc. or a similar name. Any such name change would require an amendment to the Company's Articles of Incorporation and, as a result, would require shareholder approval. In anticipation of any such name change, the Company may commence branding and marketing its products using the name SiteTechnologies Inc. or a similar name.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. NO INVESTOR SHOULD PARTICIPATE IN THE OFFERING UNLESS SUCH INVESTOR CAN AFFORD A COMPLETE LOSS OF HIS OR HER INVESTMENT. THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AND IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS."

RECENT AND EXPECTED LOSSES; ACCUMULATED DEFICIT; GOING CONCERN ASSUMPTIONS;
  FUTURE CAPITAL NEEDS; NO ASSURANCE OF FUTURE FINANCING

    The Company incurred net losses of $4,848,000 for the year ended December 31, 1996 and $3,088,000 for the six months ended June 30, 1997, and had an accumulated deficit of $16,754,000 as of June 30, 1997. The Company expects to incur losses for at least the next 12 months, and possibly longer. There can be no assurance that the Company will not incur significant additional losses, will generate positive cash flow from its operations, or that the Company will attain or thereafter sustain profitability in any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The Company's independent accountants' report on its financial statements as of and for the years ended December 31, 1995 and 1996 contains an explanatory paragraph indicating that the Company's accumulated deficit and historical operating losses raise substantial doubts about its ability to continue as a going concern. The Company may require substantial additional funds in the future, and there can be no assurance that any independent accountants' report on the Company's future financial statements will not include a similar explanatory paragraph if the Company is unable to raise sufficient funds or generate sufficient cash from operations to cover the cost of its operations. The existence of the explanatory paragraph may have a material adverse effect on, among other things, the Company's relationships with prospective customers and suppliers, and therefore could have a material adverse effect on the Company's business, financial condition and results of operations. See Note 1 of Notes to Financial Statements.


    The net proceeds from this Offering are estimated to be $5,456,000, assuming no exercise of the Underwriter's over-allotment option. As of September 22, 1997, the Company's cash and cash equivalents totaled approximately $200,000. In the absence of receiving the proceeds of this Offering, the Company anticipates that its existing capital resources and cash generated from operations, if any, will be sufficient to meet the Company's cash requirements at its anticipated level of operations only through October 1997. The Company's future capital requirements will depend upon numerous factors, including the amount of revenues generated from operations and the progress of the Company's software acquisition, development and introduction efforts, none of which can be predicted with certainty. The Company anticipates that the proceeds of this Offering, together with existing capital resources and cash generated from operations, if any, will be sufficient to meet the Company's cash requirements for the next 12 months. However, the Company may seek additional funding during the next 12 months and will likely be required to seek additional funding after such time. There can be no assurance that any additional financing will be available on acceptable terms, or at all, when required by the Company. Moreover, if additional financing is not available, the Company could be required to reduce or suspend its operations, seek an acquisition partner or sell securities on terms that may be highly dilutive or otherwise disadvantageous to investors purchasing the shares of Common Stock offered hereby. The Company has experienced in the past, and may continue to experience, operational difficulties and delays in its product development and marketing activities due to working capital constraints. Any such difficulties or delays could have a materially adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 of Notes to Financial Statements.

QUARTERLY FLUCTUATIONS IN PERFORMANCE

    The Company's results of operations have historically varied substantially from quarter to quarter and the Company expects they will continue to do so. In the past, the Company's operating results have varied significantly as a result of a number of factors, including the size and timing of customer orders or license agreements, product mix, the revenues derived from product sales and license fees, the existence and terms of royalty and packaging arrangements, seasonality, the timing of the introduction and customer acceptance of new products or product enhancements by the Company's competitors, new product or version releases by the Company, changes in pricing policies by the Company or its competitors, marketing and promotional expenditures, research and development expenditures and changes in general economic conditions. Furthermore, the Company has often recognized a substantial portion of its revenues in the last month of the quarter, with these revenues frequently concentrated in the last week or weeks of the quarter.

    The Company's operating and other expenses are relatively fixed in the short term. As a result, variations in timing of revenues can cause significant variations in quarterly results of operations. For example, if the Company obtains additional financing, the Company intends to continue to make significant expenditures to enhance its sales and marketing activities and to continue to make significant expenditures for research and development activities. As such expenditures occur, the Company may be unable to reduce such expenditures quickly if revenue is less than expected. The Company generally does not operate with a significant order backlog and a substantial portion of its revenue in any quarter is derived from orders booked in that quarter, which are difficult to forecast and which are typically concentrated at the end of the quarter. Accordingly, the Company's sales expectations are based almost entirely on its internal estimates of future demand and not on firm customer orders. Due to the foregoing factors, the Company believes that quarter to quarter comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. In addition, to the extent that the Company succeeds in its strategy to target the SMB and corporate department user markets, among other things, the Company's results of operations and financial condition may be subject to greater or different fluctuations as a result of potentially larger individual product sales, seasonality, a longer sales cycle and longer payment terms. There can be no assurance the Company will be profitable on a quarter to quarter or any other basis in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Financial Statements.

DEPENDENCE ON INTERNET SOFTWARE PRODUCTS AND RELATED STRATEGY; DEPENDENCE ON
  CONTINUED EMERGENCE OF INTERNET SOFTWARE MARKET

    Prior to 1996, the Company derived substantially all of its product revenues from licenses of its DeltaGraph charting and graphics software products. With the DeltaGraph Disposition, the Company's future operating results will depend on the successful development, introduction and commercial acceptance of the Company's Internet software products. The Company's current Internet software products consist of: QuickSite 1.0, its Web page creation and site management product introduced in February 1996; WebTools, its Web publishing capability tool introduced in March 1996; WebAnimator, its multimedia authoring tool for the Web introduced in July 1996; QuickSite Developer's Edition, its enhanced version of QuickSite for Web site developers and corporate Intranet developers introduced in September 1996; and QuickSite 2.5, its updated version of QuickSite 1.0, introduced in May 1997. In addition, the Company currently plans to develop and market a family of products targeted at the SMB and enterprise department user markets for scalable Web site development and management software solutions, including SiteSweeper 2.0 an updated version of SiteSweeper
1.0 acquired in the Site Tech Acquisition (planned for release in the third quarter of 1997, at earliest), and a client/server, multi-authoring, dynamic site development and management product based on the technology to be acquired in the Inlet Technology Acquisition (planned for release in the fourth quarter of 1997, at the earliest). The Company's future operating results are dependent on the commercial acceptance of the products targeted at the SMB and enterprise department user markets and the size of these targeted markets. There can be no assurance that the Company's strategy of targeting the SMB and enterprise department user markets will be successful, that the Inlet Technology Acquisition will be consummated, that the Company can successfully manage the introduction and distribution of new versions of its existing Internet software products or any other potential Internet software products, or that any of its existing or potential products will achieve significant market acceptance. Failure of any of the Company's existing or potential products (particularly those targeted at the SMB and enterprise department user markets) to achieve significant market acceptance would have a material adverse effect on the Company's business, financial condition and results of operation. See "--Risks Associated with Inlet Technology Acquisition and Site Tech Acquisition; General Acquisition Risks," "--Distribution Risks; Substantial Reseller Customer Concentration," and "Business--Strategy, --Products and --Sales and Marketing."

    The Company's future operating results will also depend on the continued emergence of the Internet software product market, which continues to evolve. There can be no assurance that the Internet software market will continue to develop at historic growth rates or that further market development will be rapid enough or in areas that will benefit the Company. In addition, there are a number of potential approaches to Internet software products, including Internet software products incorporated into network operating systems or other software. Therefore, even if Internet software products gain broader market acceptance, there can be no assurance that the Company's products will be chosen by organizations which acquire Internet software products. See "Risk Factors--Risk of Inclusion of Internet Software Tool Functionality in Other Software."

RISKS ASSOCIATED WITH INLET TECHNOLOGY ACQUISITION AND SITE TECH ACQUISITION;
  GENERAL ACQUISITION RISKS

    In an effort to capitalize on the emerging opportunities in the SMB and enterprise department user markets for scalable Web site development and management software solutions, the Company consummated the Site Tech Acquisition in July 1997 and has entered into the pending Inlet Technology Acquisition. The Company currently plans to introduce SiteSweeper 2.0, an updated version of the SiteSweeper 1.0 product acquired in the Site Tech Acquisition (planned for release in the third quarter of 1997, at the earliest), and a client/server, multi-authoring site, dynamic development and management product based on the technology to be acquired in the Inlet Technology Acquisition planned for release in the fourth quarter of 1997, at the earliest). There can be no assurance that the Inlet Technology Acquisition, which is contingent on certain closing conditions, including the closing of this Offering and the negotiation of a definitive purchase agreement and other agreements, will be consummated. Although the Company will continue to have a license to the technology to be acquired in the Inlet Technology Acquisition if the transaction is not consummated, the Company may be required to pay greater royalties and the license may be non-exclusive. Furthermore, there can be no assurance that any technology acquired in the Site Tech Acquisition or the Inlet Technology Acquisition can be successfully developed or integrated into the Company's current technology on a timely basis or at all, or that any products based on this technology will receive market acceptance. In order to market products to the SMB and enterprise department user markets, the Company must significantly increase its non-retail distribution channels. See "--Distribution Risks; Substantial Reseller Customer Concentration" and "Business--Strategy and--Sales and Marketing." The failure to successfully develop and integrate the acquired technology into the Company's Web site development and management technology or to successfully market products based upon the acquired technology would adversely impact the Company's strategy of marketing to the SMB and enterprise department user markets (in addition to individuals and SOHO professionals) and would have a material adverse effect on the Company's business, operating results and financial condition.

    The Company frequently evaluates potential acquisitions of complementary businesses, products and technologies. As part of the Company's expansion plans, the Company may acquire companies that have an installed base of products not yet offered by the Company, have strategic distribution channels or customer relationships, or otherwise present opportunities which management believes may enhance the

Company's competitive position. The success of any acquisition could depend not only upon the ability of the Company to acquire such businesses, products and technologies on a cost-effective basis, but also upon the ability of the Company to integrate the acquired operations or technologies effectively into its organization, to retain and motivate key personnel of the acquired businesses, and to retain the significant customers of the acquired businesses. Any acquisition, depending upon its size, could result in the use of a significant portion of the Company's cash, or if such acquisition is made utilizing the Company's securities, could result in significant dilution to the Company's shareholders. Moreover, such transactions involve the diversion of substantial management resources and evaluation of such opportunities requires substantial diversion of administrative, sales and marketing and engineering and technological resources. In addition, such transactions could result in large one-time write-offs or the creation of goodwill or other intangible assets that would result in amortization expense. For example, in the quarter ended September 30, 1997, a significant portion of the Site Tech purchase price will be expensed as in-process technology. A similar charge is expected in connection with the pending Inlet Technology Acquisition. The failure to successfully evaluate, negotiate, effect and integrate acquisition transactions could have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON LIMITED NUMBER OF KEY PERSONNEL; KEY MANAGEMENT OPENINGS;
  PERSONNEL LIMITATIONS; ABILITY TO MANAGE GROWTH

    The Company's success depends substantially upon the contributions of several key personnel, some of whom, such as the Company's Chief Executive Officer, Jeffrey Ait, were only recently hired by the Company. The Company is currently seeking to hire a Chief Financial Officer and a Vice President of Sales. The failure to attract and retain key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management--Executive Officers and Directors and--Employment Contracts."

    As a result of its cash constraints, and in connection with its reduced level of operations and its focus on Internet software products, the Company has significantly rationalized it workforce, including administrative and engineering resources. While the Company endeavors to identify and develop, license or acquire technologies or products to extend product functionality and market position in the areas of Web site development and management, its ability to successfully undertake these activities could be limited by, among other things, existing administrative, engineering and other resource limitations. The failure to attract and retain adequate levels of engineering, sales and marketing and other resources needed to timely respond to customer needs or market conditions or to develop products to address targeted markets would have a material adverse effect on the Company's business, financial condition and results of operations. See "--Distribution Risks; Substantial Reseller Customer Concentration" and "--Rapid Technological Change; Risk of Product Delays; Risk of Product Defects."

    The Company's rationalization of its workforce has challenged, and is expected to continue to challenge, the Company's management and operations, including its sales and marketing, customer support, research and development and finance and administrative operations. The Company's future performance will depend in part on its ability to manage growth, should it occur, both in its domestic and international operations and to adapt its operational and financial control systems, if necessary, to respond to changes resulting from such growth. The Company intends to continue to invest in improving its financial systems and controls in connection with anticipated increases in the level of its operations. The Company anticipates that it will need to add additional personnel beyond its present needs and expand and upgrade its financial systems to manage any future growth. The failure of the Company's management to respond to and manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DISTRIBUTION RISKS; SUBSTANTIAL RESELLER CUSTOMER CONCENTRATION

    The Company currently sells its software products targeted at the individual and SOHO professional market to distributors for resale to certain retailers, including computer superstores and mass merchandisers. The Company plans to expand distribution of its Internet software products in this retail distribution channel by increasing distribution relationships both domestically and internationally. The Company also intends to increase the number of products available for sale through the retail channel, which the Company believes is essential in securing adequate retail shelf space and retailer promotional support. The retail distribution channel is highly competitive and there can be no assurance as to the Company's ability to expand its distribution in this channel. In addition, there can be no assurance that the Company will be able to successfully develop additional products for distribution through this channel. See "--Competition," "Business--Sales and Marketing."


    The Company intends to introduce products targeted at the SMB and enterprise department user markets. See "Business--Strategy." Successful development of products targeted at the SMB and enterprise department user markets will depend in part on the Company's ability to successfully integrate the technology acquired in the Site Tech Acquisition and the Inlet Technology Acquisition. See "--Risks Associated with Inlet Technology Acquisition and Site Tech Acquisition; General Acquisition Risks." In addition, the Company has not historically sold products targeted at these markets and, in order to do so, must develop a sales and marketing department with specialized expertise in the development of value added reseller ("VAR"), original equipment manufacturer ("OEM") and Internet Service Provider ("ISP") relationships to provide SMB and enterprise department users Internet software solutions. There can be no assurance that the Company will be able to develop such a sales and marketing team on a timely basis or at all. In addition, this market is competitive and there can be no assurance that the Company will be successful in establishing significant relationships with VARs, OEMs or ISPs or, if developed, there can be no assurance as to amount of support that the Company's products will receive from these VARs, OEMs or ISPs who may offer products that compete with the Company's products. See "--Competition" and "Business--Sales and Marketing." To the extent that the Company succeeds in its strategy to target the SMB and enterprise department user markets, among other things, the Company's results of operations may be subject to greater or different fluctuations as a result of potentially larger individual product sales, a longer sales cycle and longer payment terms. See "--Quarterly Fluctuations in Performance.


    Sales to a limited number of distributors and retailers in the retail distribution channel have constituted, and are anticipated to continue to constitute in the near term, a significant portion of the Company's retail software sales. In particular, revenues from licenses sold to Nippon Polaroid Kabushiki Kaisha, the Company's Japanese distributor, constituted approximately 11% of the Company's revenues from the sale of Internet products for the year ended December 31, 1996 and for the six months ended June 30, 1997. See "--Risks Associated with International Operations." Sales to Ingram Micro Inc. constituted approximately 45% and 30% of the Company's revenues from the sale of Internet products for the year ended December 31, 1996 and for the six months ended June 30, 1997, respectively. Any termination or significant disruption of the Company's relationship with any major distributor or retailer, or any significant reduction in sales volume attributable to any of such entities, would, unless or until replaced, materially adversely affect the Company's business, financial condition and results of operations. A deterioration in financial condition or other business difficulties of a distributor or retailer could render the Company's accounts receivable from such entity uncollectible, which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company's existing distributors and retailers will continue to provide the Company's products with adequate levels of shelf space or promotional support. See "Business--Sales and Marketing."

RISK OF INCLUSION OF INTERNET SOFTWARE TOOLS FUNCTIONALITY IN OTHER SOFTWARE

    In the future, vendors of operating system software or other software (such as office or back office software suites) may continue to enhance their products (including separate products that are bundled together) to include functionality that is currently provided most often by Internet software tools such as the Company's current and planned products. This enhancement could be achieved through the addition of functionality to operating system software or other software or the bundling of Internet software tools with operating system software or other products. For example, Microsoft incorporates into its BackOffice product its Web page creation software, FrontPage. The widespread inclusion of the functionality of the Company's products, and of the functionality of the Internet software products, as standard features of operating system software or other software could render the Company's products obsolete and unmarketable, particularly if the quality of such functionality were comparable, or perceived to be comparable, to that of the Company's products. Furthermore, even if the Internet software tool functionality provided as standard features by operating systems or other software is more limited than that of the Company's products, there can be no assurance that a significant number of customers would not elect to accept such functionality in lieu of purchasing additional software. If the Company was unable to develop new Internet software products to further enhance operating systems or other software and to replace successfully any obsolete products, the Company's business, financial condition and results of operations would be materially adversely affected.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

    The Company's revenues from international operations accounted for approximately 11% of the Company's revenues from the sale of Internet products in 1996 and the six months ended June 30, 1997, all of which were derived from sales in Japan to Nippon Polaroid Kabushiki Kaisha, the Company's Japanese distributor. In light of the recent DeltaGraph Disposition, the Company expects that international Internet revenues may decline until the relationship with its Japanese distributor (principally sold DeltaGraph products) is clarified or other international distribution channels can be established. In the longer term, the Company intends to take measures, including the hiring of additional sales and marketing persons, to increase its level of international sales. In light of, among other things, the Company's current cash constraints and need to develop additional international sales capabilities and to timely introduce and gain broader market acceptance for its existing and planned Internet software products, there can be no assurance that the Company will be successful in such efforts. International revenues are subject to a number of risks, including greater difficulties in accounts receivable collection, longer payment cycles, exposure to currency fluctuations, political and economic instability and the burden of complying with a wide variety of foreign laws and regulatory requirements. The Company also believes that it is exposed to greater levels of software piracy in international markets because of the weaker protection afforded to intellectual property in some foreign jurisdictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Strategy and --Sales and Marketing."

RAPID TECHNOLOGICAL CHANGE; RISK OF PRODUCT DELAYS; RISK OF PRODUCT DEFECTS

    The markets in which the Company competes are characterized by ongoing technological developments, frequent new product announcements and introductions, evolving industry standards and changing customer requirements. The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable. The Company's future success depends upon its ability on a timely basis to enhance its existing products, introduce new products that address the changing requirements of its customers and anticipate or respond to technological advances, emerging industry standards and practices in a timely, cost-effective manner. There can be no assurance that the Company will be successful in developing, introducing and marketing new products or enhancements to existing products or will not experience difficulties that could delay or prevent the successful development, introduction or marketing of these products, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve any significant degree of commercial acceptance. Software products such as those offered by the Company often contain errors or "bugs" that can adversely affect the performance of the product or damage a user's data. The Company has in the past discovered software defects in its products that have adversely affected its business and operating results. If the Company is unable, for technological or other reasons, to develop and introduce new products or enhancements of existing products in a timely manner or if new versions of existing products contain unacceptable levels of product defects or do not achieve a significant degree of market acceptance, or any of the above situations occur there could be a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Risks Associated with Inlet Technologies Acquisition and Site Tech Acquisition; General Acquisition Risks," "Business-- Sales and Marketing and --Research and Development."

COMPETITION

    The Company competes on the basis of certain factors, including product quality, first-to-market capabilities, product performance, ease of use, customer support and price. The Company believes it currently competes favorably overall with respect to these factors.

    The markets in which the Company competes or plans to compete are highly competitive and characterized by rapid technological change, frequent new product introductions, short product lives, evolving industry standards and significant price erosion over the life of a product. The Company anticipates increased competition in these markets from both existing vendors and new market entrants.

    In the market for Internet software tools targeted at individual and SOHO professional users, the Company has encountered competition primarily from Microsoft, Adobe Systems Incorporated, Soft Quad, Inc. and NetObjects, Incorporated (majority owned by IBM). In the market for Internet software solutions targeted at the SMB and corporate department user markets, in addition to these competitors, the Company expects competition from HAHT Software Incorporated, Wallop Software Incorporated, Aziza, a division of Objectivity Incorporated, Eventus Software Incorporated, Interwoven Corporation and Vignette Corporation. In addition, some existing vendors in the enterprise wide Internet software solution market (such as IBM/Lotus, Oracle Corporation, Informix Software Inc. and Sybase Incorporated, Inc.) may enter into the Company's existing and planned markets. The Company expects that existing vendors and new market entrants will develop products that will compete directly with the Company's products and that competition will increase significantly to the extent that markets for the Company's products grow. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Most of the Company's current and potential competitors have substantially greater financial, technical, marketing, sales and customer support resources, greater name recognition and larger installed customer bases than the Company. Because there are minimal barriers to entry into the software market, the Company believes sources of competition will continue to proliferate. The market for the Company's products is characterized by significant price competition, and the Company expects that it will face increasing pricing pressures. There can be no assurance the Company will be able to maintain its historic pricing structure for its existing products or will be able to obtain its desired pricing structure for planned products. If the Company is unable to do so or if the Company is unable to compete effectively against current and future competitors, the Company's business, financial condition and results of operations will be materially adversely affected.

RISKS ASSOCIATED WITH PRODUCT RETURNS; PRICE PROTECTION

    Consistent with industry practice, the Company allows distributors, retailers and end users to return products for credits towards the purchase of additional products. In addition, the Company's promotional activities, including free trial and satisfaction guaranteed offers, and competitors' promotional or other activities could cause returns to increase sharply at any time. Further, the Company expects that the rate of product returns could increase to the extent that the Company introduces new versions of its existing products in the retail distribution channel. For example, product returns may increase above historical levels as a result of new product introductions. In addition, if the Company reduces its prices, the Company credits its distributors for the difference between the purchase price of products remaining in their inventory and the Company's reduced price for such products. Although the Company provides allowances for anticipated returns and price protection obligations, and believes its existing policies have resulted in the establishment of allowances that are adequate and have been adequate in the past, there can be no assurance that such product returns and price protection obligations will not exceed such allowances in the future and as a result will not have a material adverse effect on future operating results, particularly since the Company seeks to continually introduce new and enhanced products and is likely to face increasing price competition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LIMITED INTELLECTUAL PROPERTY PROTECTION

    The Company's ability to compete effectively depends in large part on its ability to develop and maintain proprietary aspects of its technology. Despite precautions taken by the Company, it may be possible for unauthorized third parties to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Moreover, the laws of some foreign countries do not protect the Company's proprietary rights in its products to the same extent as do the laws of the United States. The Company licenses some of its products under "shrink wrap" license agreements that are included in products shipped by the Company and are not signed by licensees, therefore they may be unenforceable under the laws of certain jurisdictions. In addition, some aspects of the Company's products are not subject to intellectual property protection.

    The Company cannot be certain that others will not independently develop substantially equivalent or superseding proprietary technology, or that an equivalent product will not be marketed in competition with the Company's products, thereby substantially reducing the value of the Company's proprietary rights. There can be no assurance that any confidentiality agreements between the Company and its employees will provide adequate protection for the Company's proprietary information in the event of any unauthorized use or disclosure of such proprietary information. See "Business--Proprietary Rights and Licenses."

    Although the Company is not currently engaged in any intellectual property litigation or proceedings, there can be no assurance that the Company will not become involved in such proceedings. An adverse outcome in litigation or similar adversarial proceedings could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from others or require the Company to cease the marketing or use of certain products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company may be required to obtain licenses to patents or proprietary rights of others, and there can be no assurance that any licenses required under any patents or proprietary rights would be made available on terms acceptable to the Company, if at all. See "Business--Property Rights and Licenses."

VOLATILITY OF STOCK PRICE

    The Company's stock price has exhibited substantial volatility since December 1995 in response to variations in quarterly operating results, failure by the Company to meet its internal projected operating results, changes in analysts' estimates, announcements by the Company or its competitors, general conditions in the Internet software industry and other factors. In addition, the stock market is subject to price and volume fluctuations that affect the market prices for companies in general, and small capitalization, high technology companies in particular, and are often unrelated to their operating performance.

RECENT DE-LISTING FROM NASDAQ SMALLCAP MARKET; POTENTIAL DELISTING FROM PACIFIC
  EXCHANGE; POSSIBLE INABILITY OF UNDERWRITER TO MAKE A MARKET IN THE COMPANY'S COMMON STOCK

    The Company's Common Stock was quoted on the Nasdaq SmallCap Market from December 1995 until March 18, 1997 and is traded on the Pacific Exchange (formerly the Pacific Stock Exchange) and quoted on the OTC Bulletin Board and the "pink sheets." The Common Stock was delisted from the Nasdaq SmallCap Market effective March 19, 1997 because of Nasdaq's determination that the Company failed to maintain certain requirements for continued listing. The shares of Common Stock are currently quoted on the Pacific Exchange. The Company has been notified by the Pacific Exchange that it may take action to delist the shares of Common Stock as a result of, among other things, the Company's failure to maintain certain requirements for continued listing. As a result of the foregoing, it is more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's Common Stock. In addition, because the Company's Common Stock was removed from the Nasdaq SmallCap Market and its market price is less than $5.00 per share, it is subject to so-called "penny stock" rules that impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities. Consequently, removal from the Nasdaq SmallCap Market and the applicability of such "penny stock" rules could adversely affect the ability or willingness of broker-dealers to sell and/or make a market in the Company's Common Stock and the ability of purchasers of the Company's Common Stock to sell their securities in the secondary market. While the Company intends to apply for relisting on the Nasdaq SmallCap Market should it ever satisfy the conditions of listing and intends to take actions to prevent delisting from the Pacific Exchange, there can be no assurance that relisting will occur or that delisting will not occur in the future. Even if the Company achieves relisting for the Common Stock on the Nasdaq SmallCap Market, the liquidity of the Common Stock will remain limited as the Nasdaq SmallCap Market and the Pacific Exchange are a significantly less liquid markets then the Nasdaq National Market. If the Company should continue to experience losses from operations, it may be unable to maintain the standards for continued quotation on the Nasdaq SmallCap Market (if relisted) and the Pacific Exchange, and the shares of Common Stock could be subject to removal from the Nasdaq SmallCap Market and the Pacific Exchange.

    Any limitation on the ability of the Underwriter to make a market in the Company's Common Stock could adversely impact the liquidity or trading price of the Company's Common Stock, which could have a material adverse impact on the market price of the Company's Common Stock. The Chicago office of the Securities and Exchange Commission is conducting a private, nonpublic investigation of H.J. Meyers & Co., Inc., the Underwriter and the principal market maker in the Company's Common Stock, pursuant to a Formal Order of Investigation issued by the Commission. The investigation is focused on whether the Underwriter may have violated applicable securities laws and the rules and regulations thereunder, with respect to sales of certain securities. The Company is currently unable to assess the potential impact of the outcome of the Staff's investigation on the Underwriter's ability to make a market in the Company's Common Stock (including Common Stock in this Offering) or trading in the Company's securities.

SHARES ELIGIBLE FOR FUTURE SALE


    Sales in the public market of substantial amounts of Common Stock (including sales in connection with the exercise of certain registration rights relating to shares of Common Stock) or the perception that such sales could occur could depress prevailing market prices for the Common Stock from time to time. Following the expiration of or earlier release from the 13-month lockup agreements with the Underwriter, 6,273,405 shares will be freely tradeable without restriction under the Securities Act and 1,407,976 will be freely tradeable, subject to Rule 144 volume limitations. The shares offered hereby are freely tradeable without restrictions under the Securities Act. In addition, the Company intends to file a registration statement on Form S-8 under the Securities Act to cover 400,000 (for an aggregate of 1,220,000) shares of Common Stock reserved for issuance under its 1995 Option Plan. Accordingly, shares registered under such registration statement will, subject to vesting restrictions and Rule 144 volume limitations applicable to affiliates, be available for sale in the open market. Holders of warrants to purchase a total of 198,413 shares of Common Stock, the former stockholders of Site (who hold a total of 550,029 shares of Common Stock), Inlet (who is expected to receive 360,000 shares of Common Stock pursuant to the Inlet Technology Acquisition) and the holders of the Underwriter's Warrant are each entitled to or are expected to become entitled to certain rights with respect to registration of such shares of Common Stock for offer or sale to the public. If such holders, by exercising their rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Company's Common Stock. See "Certain Transactions," "Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

SUBSTANTIAL SHARES OF COMMON STOCK RESERVED

    As of September 22, 1997, the Company has reserved 318,413 shares of Common Stock for issuance upon exercise of outstanding warrants and options and 939,519 shares of Common Stock for issuance to employees, officers, directors and consultants pursuant to option exercises or sales of Common Stock under the Stock Plans. The existence of the aforementioned warrants, options and any other options or warrants may hinder the Company's ability to obtain future equity financing. See "Description of Capital Stock."

IMMEDIATE AND SUBSTANTIAL DILUTION


    Purchasers of the shares of Common Stock offered hereby will incur an immediate and substantial dilution of $1.62 per share or approximately 72% of their investment in the shares of Common Stock in that the pro forma net tangible book value of the Company's Common Stock after this Offering and the Inlet Acquisition will be approximately $0.63 per share. See "Dilution."


ANTI-TAKEOVER PROVISIONS

    The Company's Board of Directors has the authority to issue up to 4,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. See "Description of Capital Stock--Preferred Stock and Convertible Notes."

NO ANTICIPATED DIVIDENDS

    The Company has not previously paid any dividends on its Common Stock and for the foreseeable future intends to continue its policy of retaining any earnings to finance the development of its business and therefore does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

    As permitted by California General Corporation Law, the Company has included in its Restated Articles of Incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Bylaws of the Company provide that the Company is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Company is required to advance expenses to its officers and directors as incurred in connection with proceeding against them for which they may be indemnified. The Company has entered into indemnification agreements with its officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the California General Corporation Law. See "Management--Limitations on Liability and Indemnification Matters."

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock was quoted on the Nasdaq SmallCap Market under the symbol "DTPT" from December 20, 1995 through March 18, 1997, when it was delisted, and has been traded on the Pacific Exchange (formerly the Pacific Stock Exchange) since December 1995 through the present, under the symbol "DTP.P." Since March 18, 1997 the Common Stock has traded over-the-counter and has been quoted on the OTC Bulletin Board under the symbol "DTPT" and on the "pink sheets."

    The table below sets forth the high and low closing sale price of the Common Stock for the periods indicated, as reported by the Nasdaq SmallCap Market through March 18, 1997 and the OTC Bulletin Board thereafter. Prior to the offering in December 1995, no established public trading market for the Company's Common Stock existed.


                                                                                HIGH        LOW
                                                                              ---------  ---------
YEAR ENDED DECEMBER 31, 1995
  Fourth quarter (from December 20, 1995)...................................  $    8.75  $    8.00

YEAR ENDED DECEMBER 31, 1996
  First quarter.............................................................  $    9.75  $    6.50
  Second quarter............................................................  $   17.25  $    9.50
  Third quarter.............................................................  $   13.75  $    5.88
  Fourth quarter............................................................  $   11.75  $    6.00

YEAR ENDING DECEMBER 31, 1997
  First quarter.............................................................  $    8.25  $    2.25
  Second quarter............................................................  $    3.00  $    1.38
  Third quarter.............................................................  $    3.06  $    1.13
  Fourth quarter (through October 6, 1997)..................................  $    2.84  $    2.75



    On October 6, 1997, the closing sale price for a share of the Company's Common Stock, as reported on the OTC Bulletin Board, was $2.75.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock being offered hereby, after deducting underwriting discounts and commissions and offering expenses, are estimated to be approximately $5,456,000. The Company expects to use the net proceeds from this Offering approximately as follows:



                                                                            AMOUNT       PERCENT
                                                                         ------------  -----------
Inlet Technology Acquisition (See "Corporate Developments")............  $    700,000         13%
Sales and marketing (See "Business--Sales and Marketing")..............  $  2,200,000         40%
Research and development (See "Business--Research and Development")....  $  1,650,000         30%
General corporate purposes.............................................  $    906,000         17%
                                                                         ------------       -----
TOTAL..................................................................  $  5,456,000        100%
                                                                         ------------       -----
                                                                         ------------       -----


    The projected expenditures described above are estimates and approximations only and do not represent firm commitments by the Company. Proceeds allocated to general corporate purposes may be utilized for acquisitions of or investments in complementary technologies or businesses. Except for the pending Inlet Technology Acquisition, the Company has no agreements or understandings with respect to any such transaction. Pending such uses, the net proceeds will be invested in short-term, interest-bearing, investment-grade securities. The Company anticipates that the proceeds of this Offering, together with existing capital resources and cash generated from operations, if any, will be sufficient to meet the Company's cash requirements for the next 12 months.

                                DIVIDEND POLICY

    The Company has paid no cash dividends nor declared any dividends on its Common Stock, and the Company currently intends to retain any future earnings to fund the development of its business and therefore does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company's Series A Preferred Stock entitles holders to cumulative dividends at an annual rate of $90.00 per share, payable quarterly. Dividends are payable in cash, or at the Company's election, in shares of Common Stock, valued at 80% of the average fair market value thereof for the five business days prior to the days on which dividends are payable. At September 22, 1997, there were no shares of Series A Preferred Stock issued and outstanding.

                                 CAPITALIZATION


    The following table sets forth the actual and as adjusted capitalization of the Company as of June 30, 1997. As adjusted capitalization gives effect to (i) the consummation of the Offering (providing approximately $6,750,000 in cash) less applicable underwriting discounts and commissions and net of other offering expenses; (ii) the issuance of 550,029 shares of Common Stock issued in conjunction with the Site Tech Acquisition with an aggregate value of $638,000 and a resulting estimated in-process research and development charge to operations of $500,000; (iii) the proposed Inlet Technology Acquisition which provides for the issuance of 360,000 shares of Common Stock with an aggregate fair value of $990,000 (at an assumed price per share of $2.75), the payment of $350,000 ($475,000 less prepayments of $125,000) at the closing and the payment of an additional $350,000 to be paid with interest, at the Company's option, on the first anniversary of the closing of the acquisition or in four quarterly payments commencing on the first anniversary of the closing of the acquisition and a resulting aggregate maximum in-process research and development charge to operations of $1,815,000; and (iv) the issuance of 1,259,479 shares of Common Stock issued in the conversion of the Series A Preferred Stock and Convertible Notes outstanding at June 30, 1997 at an average conversion price of $1.24 per share of Common Stock. See "Corporate Developments," "Description of Capital Stock--Preferred Stock and Convertible Notes," and "Use of Proceeds."



                                                                           JUNE 30, 1997
                                                                      ------------------------
                                                                                       AS
                                                                        ACTUAL     ADJUSTED(1)
                                                                      -----------  -----------
                                                                       (IN THOUSANDS, EXCEPT
                                                                        SHARE AND PER SHARE
                                                                               DATA)
Long-term debt......................................................  $   --        $     350
                                                                      -----------  -----------

Shareholders' equity:

Preferred Stock, no par value, 4,000,000 shares authorized, 1,530 shares issued and outstanding actual, no shares issued and
  outstanding as adjusted...........................................        1,530      --

Common stock, no par value, 25,000,000 shares authorized, 2,871,873 shares issued and outstanding actual, 8,041,381 shares issued and
  outstanding as adjusted; (2)......................................       15,847      24,366

Accumulated deficit.................................................      (16,754)    (19,069)
                                                                      -----------  -----------

Total shareholders' equity..........................................          623       5,297
                                                                      -----------  -----------

Total capitalization................................................  $       623   $   5,647
                                                                      -----------  -----------
                                                                      -----------  -----------


------------------------

(1) Assumes no exercise of the Underwriter's over-allotment option or exercise of outstanding stock options or warrants.

(2) Excludes (i) 911,837 shares of Common Stock issuable pursuant to options outstanding at June 30, 1997, (ii) 300,000 shares of Common Stock issuable pursuant to the Underwriter's Warrant, and (iii) 450,000 shares of Common Stock issuable upon the exercise of the Underwriter's over-allotment option. See "Description of Capital Stock--Warrants," "Management--Company Stock Option Plans," "Underwriting," and Notes 8 and 9 of Notes to Financial Statements.

                                    DILUTION

    The net tangible book value (deficit) of the Company's Common Stock as of June 30, 1997 was $(1,131,000) or approximately ($0.39) per share. Net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities and Series A Preferred Stock, divided by 2,871,873 shares of Common Stock outstanding as of June 30, 1997.


    Net tangible book value dilution per share represents the difference between the amount per share paid by new investors who purchase shares of Common Stock in this Offering and the pro forma net tangible book value per share of Common Stock immediately after the closing of this Offering. The pro forma net tangible book value of the Company as of June 30, 1997 would have been $5,048,000 or $0.63 per share after: (i) giving effect to the sale by the Company of 3,000,000 shares of Common Stock in this Offering, after deduction of underwriting discounts and commissions and estimated offering expenses aggregating $1,294,000; (ii) the issuance of 550,029 shares of Common Stock issued in conjunction with the Site Tech Acquisition that had an aggregate value of $638,000 and a resulting estimated in-process research and development charge to operations of $500,000; (iii) the proposed Inlet Technology Acquisition which provides for the issuance of 360,000 shares of Common Stock with an aggregate fair value of $990,000 (at an assumed price per share of $2.75), the payment of $350,000 ($475,000 less prepayments of $125,000) at the closing and the payment of an additional $350,000 to be paid with interest, at the Company's option, on the first anniversary of the closing of the acquisition or in four quarterly payments commencing on the first anniversary of the closing of the acquisition and a resulting aggregate maximum in-process research and development charge to operations of $1,815,000; and (iv) the issuance of 1,259,479 shares of Common Stock issued in the conversion of the Series A Preferred Stock and Convertible Notes outstanding at June 30, 1997 at an average conversion price of $1.24 per share of Common Stock. These effects result in an immediate net increase in net tangible book value of $1.02 per share to existing stockholders, and an immediate dilution of $1.62 per share to new investors. See "Corporate Developments" and "Description of Capital Stock--Preferred Stock and Convertible Notes." The following table illustrates this per share dilution:



Public offering price per share(l)..............................................................             $    2.25
  Net tangible book value (deficit) per share at June 30, 1997..................................  $   (0.39)
  Increase per share attributable to new investors..............................................       1.13
  Decrease per share attributable to the Site Tech Acquisition..................................      (0.06)
  Decrease per share attributable to the proposed Inlet Technology Acquisition..................      (0.14)
  Increase per share attributable to conversion of Convertible Notes and Series A Preferred
    Stock.......................................................................................       0.09
                                                                                                  ---------
Pro forma net tangible book value per share after the Offering(2)...............................                  0.63
                                                                                                             ---------
Pro forma net tangible book value dilution per share to new investors(3)........................             $    1.62
                                                                                                             ---------
                                                                                                             ---------


------------------------

(1) Before deduction of underwriting discounts and commissions and estimated expenses of the Offering to be paid by the Company and amounts to be paid in conjunction with the Inlet Technology Acquisition.

(2) Does not give effect to an aggregate of up to 300,000 shares of Common Stock issuable upon exercise of the Underwriter's Warrant, the Underwriter's over-allotment option or warrants or options outstanding as of June 30, 1997. See "Description of Capital Stock--Warrants" and "Underwriting."


(3) Represents dilution of approximately 72% to purchasers of the shares of Common Stock.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

    On June 27, 1997, the Company consummated the DeltaGraph Disposition with an effective date of May 1, 1997. On July 11, 1997 the Company consummated the Site Tech Acquisition. The accompanying Unaudited Pro Forma Statement of Operations for the year ended December 31, 1996 and the six months ended June 30, 1997 give effect to the DeltaGraph Disposition and the Site Tech Acquisition as if such transactions had occurred on January 1, 1996. The Unaudited Pro Forma Condensed Balance Sheet for the six months ended June 30, 1997 reflects the effects of the Site Tech Acquisition based on the fair market value of the acquired assets and liabilities on July 11, 1997 as if such acquisition had been consummated on June 30, 1997. Such information is provided to give the reader an understanding of the historical significance of the DeltaGraph product line and the historical Site financial information. The unaudited pro forma financial information give effect to the adjustments described in the accompanying "Notes to Unaudited Financial Information."

    The unaudited pro forma financial information does not purport to represent what the Company's financial position or results of operations would have been had the DeltaGraph Disposition or the Site Tech Acquisition occurred on the date indicated or for any prior period or date. The pro forma adjustments give effect to available information and assumptions that the Company believes are reasonable. The unaudited pro forma financial information should be read in conjunction with the Company's historical financial statements and the notes thereto included elsewhere herein.

                         UNAUDITED PRO FORMA CONDENSED
                                 BALANCE SHEET
                              AS OF JUNE 30, 1997
               (IN THOUSANDS, EXCEPT NUMBER OF SHARES, UNAUDITED)

                                                                                  AS        PRO FORMA     PRO FORMA
                                                                               REPORTED    ADJUSTMENTS     AMOUNTS
                                                                              ----------  -------------  -----------
                                   ASSETS
Current assets:
  Cash and cash equivalents (Note 2a).......................................  $    1,211    $     (24)    $   1,187
  Accounts receivable, net of allowance for doubtful accounts of $111 and
    $113 (Note 2b)..........................................................         812            8           820
  Inventories...............................................................         117           --           117
  Prepaid expenses and other current assets.................................         485            2           487
                                                                              ----------        -----    -----------
    Total current assets....................................................       2,625          (14)        2,611
  Property and equipment, net (Note 2c).....................................         235           67           302
  Purchased software........................................................         224           --           224
  Deposits and other assets (Note 2d).......................................          30           25            55
                                                                              ----------        -----    -----------
                                                                              $    3,114    $      78     $   3,192
                                                                              ----------        -----    -----------
                                                                              ----------        -----    -----------
                    LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable (Note 2e)................................................       1,305           38         1,343
  Accrued liabilities (Note 2e).............................................         923           35           958
  Reserve for returns.......................................................         225           --           225
  Notes payable.............................................................          38           --            38
                                                                              ----------        -----    -----------
    Total current liabilities...............................................       2,491           73         2,564
                                                                              ----------        -----    -----------
Shareholders equity:
  Preferred Stock, no par value, 4,000,000 authorized, 2,500 shares
    designated as Series A, 1,530 shares issued and outstanding.............       1,530           --         1,530
  Common Stock, no par value, 25,000,000 shares authorized, 2,871,873 and
    3,421,902 shares issued and outstanding
    (Note 2f)...............................................................      15,847          505        16,352
  Accumulated deficit (Note 2g).............................................     (16,754)        (500)      (17,254)
                                                                              ----------        -----    -----------
    Total shareholders' equity..............................................         623            5           628
                                                                              ----------        -----    -----------
                                                                              $    3,114    $      78     $   3,192
                                                                              ----------        -----    -----------
                                                                              ----------        -----    -----------

      See accompanying notes to Unaudited Pro Forma financial statements.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             FOR THE YEAR ENDED                          FOR THE SIX MONTHS ENDED
                                             DECEMBER 31, 1996                                 JUNE 30, 1997
                             --------------------------------------------------  -----------------------------------------
                                          DELTAGRAPH      SITE                                 DELTAGRAPH        SITE
                                           PRO FORMA    PRO FORMA    PRO FORMA                  PRO FORMA      PRO FORMA
                             AS REPORTED  ADJUSTMENTS  ADJUSTMENTS    AMOUNTS    AS REPORTED   ADJUSTMENTS    ADJUSTMENTS
                             -----------  -----------  -----------  -----------  -----------  -------------  -------------
Net Revenues (Note 3)......   $   4,950    $  (3,067)   $      28    $   1,911    $   1,495     $    (659)     $      29
Cost of Revenues
  (Note 3).................       1,181         (660)           5          526          470          (190)             3
                             -----------  -----------  -----------  -----------  -----------        -----          -----
Gross Profit...............       3,769       (2,407)          23        1,385        1,025          (469)            26
                             -----------  -----------  -----------  -----------  -----------        -----          -----
Operating Expenses: Sales
  and marketing (Note 3)...       4,685         (612)         233        4,306        2,241          (232)            26
Research and development
  (Note 3).................       2,618         (502)         924        3,040        1,347           (93)           187
General and administrative
  (Note 3).................       1,388          (26)         324        1,686          479           (15)           136
                             -----------  -----------  -----------  -----------  -----------        -----          -----
                                  8,691       (1,140)       1,481        9,032        4,067          (340)           349
                             -----------  -----------  -----------  -----------  -----------        -----          -----
Loss from operations.......      (4,922)      (1,267)      (1,458)      (7,647)      (3,042)         (129)          (323)
Interest income (expense),
  net......................          74       --               42          116         (817)       --                  1
Other income (Note 5)......      --           --               --       --              771          (771)           (38)
                             -----------  -----------  -----------  -----------  -----------        -----          -----
Net loss...................   $  (4,848)   $  (1,267)   $  (1,416)   $  (7,531)   $  (3,088)    $    (900)     $    (360)
                             -----------  -----------  -----------  -----------  -----------        -----          -----
                             -----------  -----------  -----------  -----------  -----------        -----          -----
Net loss per share.........   $   (2.17)                             $   (2.71)   $   (1.20)
                             -----------                            -----------  -----------
                             -----------                            -----------  -----------
Share and share equivalents
  used in per share
  calculations.............       2,231                                  2,781        2,571
                             -----------                            -----------  -----------
                             -----------                            -----------  -----------


                              PRO FORMA
                               AMOUNTS
                             -----------
Net Revenues (Note 3)......   $     865
Cost of Revenues
  (Note 3).................         283
                             -----------
Gross Profit...............         582
                             -----------
Operating Expenses: Sales
  and marketing (Note 3)...       2,035
Research and development
  (Note 3).................       1,441
General and administrative
  (Note 3).................         600
                             -----------
                                  4,076
                             -----------
Loss from operations.......      (3,494)
Interest income (expense),
  net......................        (816)
Other income (Note 5)......         (38)
                             -----------
Net loss...................   $  (4,348)
                             -----------
                             -----------
Net loss per share.........   $   (1.39)
                             -----------
                             -----------
Share and share equivalents
  used in per share
  calculations.............       3,121
                             -----------
                             -----------

      See accompanying notes to Unaudited Pro Forma financial statements.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

(1) On June 27, 1997, the Company consummated the sale of its DeltaGraph product line to SPSS, Inc. ("SPSS") with an effective date of May 1, 1997 for aggregate proceeds of $1,310,000 in cash, of which $910,000 is attributable to the sale of the DeltaGraph product line and $400,000 is attributable to services to be rendered by the Company pursuant to an interim management agreement (the "Management Agreement") between the Company and SPSS. The Company received $910,000 on June 30, 1997 pursuant to the sale. The Company has deferred recognition of the $400,000 until completion of all obligations to SPSS.

    On July 11, 1997, the Company acquired the shares of Site/technologies/inc. ("Site") for an aggregate purchase price of $638,000. The purchase price was comprised of a cash payment of $60,000, issuance of 550,029 shares of the Company's Common Stock valued at $721,913 less 30% applicable to the shares to account for the fact that they will be restricted for a period of time and assumed debt/ liabilities of $73,000. In exchange the Company acquired all the outstanding shares and assets of Site. The Company will record the expense related to purchased in-process technology of approximately $500,000 during the third quarter of 1997. This amount has been excluded from the pro forma statements of operations due to its non-recurring nature.

(2) The sale of DeltaGraph was consummated on June 27, 1997. Accordingly, the balance sheet at June 30, 1997 (included elsewhere herein) includes the effect of the DeltaGraph Disposition.

    The pro forma condensed balance sheet reflects the effects of the acquisition of Site based upon the fair market value of the acquired assets and liabilities on July 11, 1997, as if such acquisition had been consummated on June 30, 1997:

       a.  Decrease in cash:

Cash acquired from Site...........................  $  36,000
Acquisition costs.................................    (60,000)
                                                    ---------
Net decrease in cash..............................  $ (24,000)
                                                    ---------
                                                    ---------

       b. Increase in accounts receivable is equal to Site's accounts receivable of $8,000 at July 11, 1997 which the Company acquired.

       c. Increase in property and equipment is equal to Site's property and equipment of $67,000 at July 11, 1997 which the Company acquired.

       d.  Increase in deposits and other assets:

Developed technology...............................  $  14,000
Goodwill...........................................      5,000
Assembled workforce................................      6,000
                                                     ---------
                                                     $  25,000
                                                     ---------
                                                     ---------

       e. Increase in accounts payable and accrued liabilities is equal to Site's liabilities which the Company acquired at July 11, 1997.

       f. Increase in Common Stock is equal to the 550,029 shares of Common Stock issued at a fair market value of $1.31 per share less a restricted stock discount of 30%.

       g. The increase in accumulated deficit reflects a $500,000 write-off for the portion of the purchase price considered to be in-process technology costs.

(3) After the May 1, 1997 effective date of the sale of DeltaGraph, the Company will no longer have revenues relating to DeltaGraph. The unaudited pro forma statement of operations has been adjusted to eliminate the net revenues, cost of revenues and operating expenses which the Company believes (i) are directly attributable to DeltaGraph and (ii) will not continue after the completion of the sale of DeltaGraph.

(4) Since the pro forma adjustments described above increase the Company's pre-tax loss, there is no effect on U.S. income tax expense.

(5) The unaudited pro forma statement of operations has been prepared for continuing operations and, therefore, does not give effect to the one time gain of $771,000 from the sale of DeltaGraph included in the as reported results for the six months ended June 30, 1997, the deferred fees related to the Management Agreement, or the expense related to purchased in-process technology of approximately $500,000 relating to the Site Tech Acquisition.

                            SELECTED FINANCIAL DATA

    The following selected financial data should be read in conjunction with the Financial Statements and related Notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data at December 31, 1995 and 1996 have been derived from the audited financial statements of the Company included elsewhere in this Prospectus. The statement of operations data for the six months ended June 30, 1996 and 1997 and the balance sheet data at June 30, 1997 are derived from unaudited financial statements of the Company. The unaudited financial statements, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations for the periods. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of results that may be expected for the full year or in any future period. The following data has been derived from financial statements audited by Price Waterhouse LLP, independent accountants: the balance sheets at December 31, 1995 and 1996 and the related statements of income and of cash flows for the years then ended December 31, 1996 and notes thereto appear elsewhere herein. The report of Price Waterhouse LLP which also appears herein contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to such financial statements.

                                                                         YEAR ENDED DECEMBER     SIX MONTHS ENDED
                                                                                 31,                 JUNE 30,
                                                                         --------------------  --------------------
                                                                           1995       1996       1996       1997
                                                                         ---------  ---------  ---------  ---------
                                                                         (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
Net revenues...........................................................  $   4,043  $   4,950  $   1,893  $   1,495
Cost of revenues.......................................................      1,337      1,181        621        470
                                                                         ---------  ---------  ---------  ---------
  Gross profit.........................................................      2,706      3,769      1,272      1,025
                                                                         ---------  ---------  ---------  ---------
Operating expenses:
  Sales and marketing..................................................      1,922      4,685      2,051      2,241
  Research and development.............................................      2,036      2,618      1,088      1,347
  General and administrative...........................................      1,234      1,388        961        479
                                                                         ---------  ---------  ---------  ---------
                                                                             5,192      8,691      4,100      4,067
                                                                         ---------  ---------  ---------  ---------
Loss from operations...................................................     (2,486)    (4,922)    (2,828)    (3,042)
Interest (expense) income, net.........................................       (146)        74         39       (817)
Other income...........................................................     --         --         --            771
                                                                         ---------  ---------  ---------  ---------
Net loss...............................................................  $  (2,632) $  (4,848) $  (2,789) $  (3,088)
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------
Net loss per share (2).................................................  $   (2.42) $   (2.17) $   (1.27) $   (1.20)
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------
Shares used in per share calculation (2)...............................      1,086      2,231      2,193      2,571
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------

                                                                                      DECEMBER 31,
                                                                                  --------------------
                                                                                    1995       1996     JUNE 30, 1997
                                                                                  ---------  ---------  -------------
                                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.................................................................  $   2,915  $     431    $     134
Total assets....................................................................  $   6,764  $   6,346    $   3,114
Current liabilities.............................................................  $   3,315  $   5,305    $   2,491
Total shareholders' equity......................................................  $   3,449  $   1,041    $     623

--------------------------
(1) On June 27, 1997, the Company consummated the DeltaGraph Disposition with an effective date of May 1, 1997. As a result, the effect of DeltaGraph Disposition is reflected in Balance Sheet Data at June 30, 1997. On July 11, 1997, the Company consummated the Site Tech Acquisition. The Unaudited Pro Forma Statement of Operations Data for the year ended December 31, 1996 and the six months ended June 30, 1997 give effect to the DeltaGraph Disposition and the Site Tech Acquisition as if such transactions had occurred on January 1, 1996. See "Unaudited Pro Forma Information."

(2) For an explanation of the number of shares used to compute net loss per share. See Note 1 of Notes to Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" IN THIS PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENTS.

OVERVIEW

    CORPORATE EVENTS. The Company was incorporated on February 1, 1989 to design, develop and market visualization software products for personal computers. The Company commenced shipments of its initial product, DeltaGraph, at the end of 1989. The Company conducted its initial public offering in December 1995. Commencing with its acquisition of the technology required to develop WebAnimator (a multimedia authoring tool for the Web) in November 1995, the Company's strategy has been to realize a significant and growing percentage of its revenues from the sale of Internet software products. Towards that end, the Company acquired technology to develop QuickSite (a Web site creation and management tool) in December 1995 (released version 1.0 in February 1996) and introduced WebTools in March 1996, WebAnimator in July 1996, QuickSite Developer's Edition in September 1996 and QuickSite 2.5 in May 1997.

    As part of its continued focus on Internet software products, DeltaPoint consummated the DeltaGraph Disposition in June 1997 and the Site Tech Acquisition in July 1997, and has entered into a letter of intent with respect to the Inlet Technology Acquisition. The Inlet Technology Acquisition is expected to close shortly after the consummation of the Offering. Moreover, the Company plans to incur additional expenditures to develop or acquire Internet software products or develop new versions of existing products over the next several quarters. See "Corporate Developments," "Use of Proceeds" and "Business--Products Currently Under Development and --Research and Development." In addition to further focusing the Company on Internet products, the DeltaGraph Disposition provided the Company with much needed liquidity.

    REVENUES. The Company's revenues consist of license revenues from sales of software products to distributors, resellers and end users. In addition, the Company derives license revenues from royalty agreements with certain customers. Under these agreements, the Company typically receives a large percentage of the aggregate revenues in the form of a nonrefundable royalty paid upon shipping of the master copy of software, which allows the customer to license a specified number of copies of the Company's software. In addition, the Company currently plans to introduce products targeted at the SMB and corporate department user markets for scalable Web site development and management software solutions. In connection with the planned introduction of these products, the Company plans to significantly increase its use of non-retail distribution channels including VARs, OEMs and Internet Service Providers ("ISPs"). See "Business--Strategy and --Sales and Marketing."

    Software product sales are recognized upon shipment of the product, net of appropriate allowances for estimated returns. Revenues from software royalty agreements are recognized upon shipment of a master copy of the software product if no significant vendor obligations remain under the term of the license agreements and any amounts to be paid are nonrefundable. Payments received in advance of revenue recognition are recorded as deferred revenue. The Company grants distributors and resellers certain rights of return, price protection and stock rotation rights on unsold merchandise. Accordingly, reserves for estimated future returns and credits for price protection and stock rotation rights are accrued at the time of shipment.

    IMPACT OF DELTAGRAPH DISPOSITION. As a result of the DeltaGraph Disposition, the Company's future operating results will not be comparable to its historical operating results and should not be relied upon as an indication of future operating results. Moreover, the Company's future profitability will be entirely dependent on the success of its Internet software products. Set forth below on an actual and pro forma basis giving effect to the DeltaGraph Disposition are the Company's net revenues, operating losses and gross profit for the year ended December 31, 1996 and the six months ended June 30, 1997. For the year ended December 31, 1995, substantially all the Company's revenues were attributable to the Company's DeltaGraph visualization software products. The sale of DeltaGraph is not expected to result in a significant reduction in operating expenses as the Company plans to continue its investment in developing new and updated versions of its Internet software products. See "Unaudited Pro Forma Financial Information."

                                            FOR THE YEAR ENDED       FOR THE SIX MONTHS ENDED
                                            DECEMBER 31, 1996             JUNE 30, 1997
                                        --------------------------  --------------------------
                                           ACTUAL      PRO FORMA       ACTUAL      PRO FORMA
                                        ------------  ------------  ------------  ------------
Net Revenues..........................  $   4,950     $   1,883     $   1,495     $     836
Loss from operations..................  $  (4,922)    $  (6,189)    $  (3,042)    $  (3,171)
Gross Profit Percentage...............       76.1 %        72.3 %        68.6 %        66.5 %

    HISTORIC AND ANTICIPATED LOSSES. The Company incurred net losses of $4,848,000 for the year ended December 31, 1996 and $3,088,000 for the six months ended June 30, 1997, and had an accumulated deficit of $16,754,000 as of June 30, 1997. The Company expects to incur losses for at least the next 12 months, and possibly longer. The Company's future operating results will depend on many factors, including the successful development, introduction and commercial acceptance of the Company's Internet software products (including Internet software products targeted by the Company at the SMB and corporate department user markets); continued emergence of the evolving Internet software product market; the Company's success in expanding its use of non-retail distribution channels for SMB and corporate department user Internet software solutions including VARs, OEMs and ISPs; the mix of revenues derived from product sales and royalty fees and the level of product and price competition. In particular, there can be no assurance that the Company will be successful in its efforts to introduce additional products targeted at the SMB or the corporate department user market or to expand its distribution channels. See "Risk Factors "--Dependence on Internet Software Products and Related Strategy; Dependence on Continued Emergence of Internet Software Market" and "--Distribution Risks; Substantial Reseller Customer Concentration."

    FLUCTUATIONS. The Company's results of operations have historically varied substantially from quarter to quarter and the Company expects they will continue to do so. In the past, the Company's operating results have varied significantly as a result of a number of factors, including the size and timing of customer orders or license agreements, product mix, the revenues derived from product sales and license fees, the existence and terms of royalty and packaging arrangements, seasonality, the timing of the introduction and customer acceptance of new products or product enhancements by the Company's competitors, new product or version releases by the Company, changes in pricing policies by the Company or its competitors, marketing and promotional expenditures, research and development expenditures and changes in general economic conditions. Furthermore, the Company has often recognized a substantial portion of its revenues in the last month of the quarter, with such revenues frequently concentrated in the last week or weeks of the quarter.

    The Company's operating and other expenses are relatively fixed in the short term. As a result, variations in timing of revenues can cause significant variations in quarterly results of operations. The Company generally does not operate with a significant order backlog and a substantial portion of its revenue in any quarter is derived from orders booked in that quarter, which are difficult to forecast and are typically concentrated at the end of the quarter. Accordingly, the Company's sales expectations are based almost entirely on its internal estimates of future demand and not on firm customer orders. Due to the foregoing factors, the Company believes that quarter to quarter comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. In addition, to the extent that the Company succeeds in its strategy to target the SMB and corporate department user markets, among other things, the Company's results of operations and financial condition may be subject to greater or different fluctuations as a result of potentially larger individual product sales, seasonality, a longer sales cycle and longer payment terms. There can be no assurance the Company will be profitable on a quarter to quarter or any other basis in the future.

    SERIES A PREFERRED STOCK; CONVERTIBLE NOTES. In December 1996, the Company issued $2,150,000 in principal amount of Convertible Notes. In April through June 1997, $582,000 in principal amount of Convertible Notes was converted into shares of Common Stock, and on June 30, 1997 all but $37,500 of the remaining principal value of the Convertible Notes was converted into Series A Preferred Stock. The Series A Preferred Stock and Convertible Notes were convertible into shares of Common Stock generally at a price equal to 80% of the five day average closing price on the OTC Bulletin Board for the five business days prior to conversion. During July and August, 1997 all of the outstanding balance of the Convertible Notes and Series A Preferred Stock were converted to Common Stock. During the quarter ended March 31, 1997, the Company recognized the value of the discounted conversion feature and deferred debt issuance costs of aggregating $799,000 as additional interest expense. The Company does not expect to record any similar charges related to these securities in future quarters. See "Description of Capital Stock--Preferred Stock and Convertible Notes."

    GOING CONCERN ASSUMPTION. Due to the Company's accumulated losses, the report of the Company's independent accountants with respect to the Company's financial statements for 1995 and 1996 contains an explanatory paragraph concerning the Company's ability to continue as a going concern. If the Offering is not consummated, additional equity or debt financing or the sale of additional assets will be required to enable the Company to continue its operations.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated, certain historical and pro forma for the DeltaGraph Disposition statement of operations data as a percentage of net revenues. As a result of the DeltaGraph Disposition, the Company's historical operating results should not be relied upon as an indication of future operating results.

                                              YEAR ENDED DECEMBER 31,                  SIX MONTHS ENDED JUNE 30,
                                      ----------------------------------------  ----------------------------------------
                                          1995          1996          1996          1996          1997          1997
                                         ACTUAL        ACTUAL     PRO FORMA(1)     ACTUAL        ACTUAL     PRO FORMA(1)
                                      ------------  ------------  ------------  ------------  ------------  ------------
                                                                                              (UNAUDITED)
Net revenues........................      100.0 %       100.0 %       100.0 %       100.0 %       100.0 %       100.0 %
Cost of revenues....................       33.1          23.9          27.7          32.8          31.4          33.5
                                         ------        ------        ------        ------        ------     ------------
  Gross profit......................       66.9          76.1          72.3          67.2          68.6          66.5
Operating expenses:
  Sales and marketing...............       47.5          94.6         216.3         108.3         149.9         240.3
  Research and development..........       50.4          52.9         112.4          57.5          90.1         150.0
  General and administrative........       30.5          28.0          72.3          50.8          32.0          55.5
                                         ------        ------        ------        ------        ------     ------------
    Total operating expenses........      128.4         175.5         401.0         216.6         272.0         445.8
                                         ------        ------        ------        ------        ------     ------------
Loss from operations................      (61.5)        (99.4)       (328.7)       (149.4)       (203.4)       (379.3)
Interest (expense) income, net......       (3.6)          1.5           3.9           2.1         (54.6)        (97.7)
Other income........................       --            --            --            --            51.6          --
                                         ------        ------        ------        ------        ------     ------------
Net loss                                  (65.1)%       (97.9)%      (324.8)%      (147.3)%      (206.4)%      (477.0)%
                                         ------        ------        ------        ------        ------     ------------
                                         ------        ------        ------        ------        ------     ------------

------------------------

(1) Pro forma to give effect to the DeltaGraph Disposition as if it had occurred at January 1, 1996. See "Unaudited Pro Forma Financial Information."

SIX MONTHS ENDED JUNE 30, 1996 AND 1997

    NET REVENUES. Net revenues for the six month period ended June 30, 1997 decreased by 21.0% to $1,495,000 from $1,893,000 for the corresponding period in the prior year. The decrease in revenue was primarily attributable to the sale of the DeltaGraph product line which accounted for $1,140,000 of net revenue in the six month period ended June 30, 1996 as compared to $659,000 in the six month period ended June 30,1997. Net revenues attributable to Internet products for the six month period ended June 30, 1996 and 1997 were $637,000 and $760,000, respectively. Included in the increase of Internet revenues is a one-time license fee of $150,000 received from an OEM.

    For the six month period ended June 30, 1997, international revenue increased to 26.8% of net revenues from 18.8% of net revenue in the corresponding period in the prior year. The Company's international sales are principally denominated in U.S. dollars. Movements in currency exchange rates did not have a material impact on net revenues in the periods presented. However, there can be no assurance that future movements in currency exchange rates will not have a material adverse effect on the Company's future revenues and results of operations. The increase in international revenues was primarily due to the introduction of Internet products in the Japanese market. In light of the DeltaGraph Disposition, the Company expects that in the near-term international revenues attributable to Internet products may decline until the relationship with its Japanese distributor (who principally sold DeltaGraph products) is clarified or other international distribution channels can be established.

    GROSS PROFIT. Cost of revenues consists of direct materials, labor, overhead, post customer support, royalties and contract manufacturing costs associated with the manufacturing of the Company's products. Gross profit for the six month period ended June 30, 1997 increased as a percentage of net revenues to 68.6% from 67.2% for the corresponding period in the prior year. The Company's gross profit on an actual basis and as a percentage of net revenue has varied quarter to quarter as a result of a number of factors including changes in customer and product mix, inventory write-offs due to new product releases and third party royalty obligations for the Company's Internet products. Historically, the Company's gross profit on the sale of DeltaGraph products was consistent with the Company's overall gross profit. However, the Company anticipates gross profit as a percentage of revenue will decline in future periods as Internet product sales increase due to the third-party royalty obligations associated with such sales.

    SALES AND MARKETING. Sales and marketing expenses include sales commissions, compensation of sales and marketing personnel and cost of promotional activities. Sales and marketing expenses for the six month period ended June 30, 1997 increased to $2,241,000 (or 149.9% of net revenues) from $2,051,000 (or 108.3% of net revenues) for the corresponding period in the prior year. The increase in sales and marketing expenses was primarily due to an increase in the use of direct mail, telemarketing, consultants, and channel promotions used in the continued promotion of the Company's Internet software products and the activities associated with the launch of the Company's QuickSite 2.5 web authoring tool which was released in May 1997. The Company expects that sales and marketing costs will continue to increase in future periods as the Company expands its use of non-retail distribution channels including VARs, OEMs and ISPs and adds sales and marketing personnel to support such expansion and the anticipated introduction of new products. See "Business--Sales and Marketing."


    RESEARCH AND DEVELOPMENT. Research and development expenses include personnel, consultants and amortization of purchased software. Research and development expenses for the six month period ended June 30, 1997 increased to $1,347,000 (or 90.1% of net revenues) compared to $1,088,000 (or 57.5% of net revenues) for the corresponding period in the prior year. The increase in research and development expenses was primarily due to a staffing increase (including the retention of several consultants) for the development of QuickSite. The Company expects that research and development costs will increase in future periods due to continued development of the Company's new Internet products and updated versions of the Company's existing products. In the third quarter of 1997, the Company expects to incur a charge to operations in connection with the consummation of the Site Tech Acquisition. If consummated, a similar charge is expected with respect to the Inlet Technology Acquisition to the extent that a portion of the applicable purchase price is determined to be in-process research and development. See "Corporate Developments."

    GENERAL AND ADMINISTRATIVE. General and administrative expenses for the six month period ended June 30, 1997 decreased to $479,000 (or 32.0% of net revenues) compared to $961,000 (or 50.8% of net revenues) for the corresponding period in the prior year. The decrease in general and administrative expenses was primarily attributable to a severance charge in the first quarter of 1996 of $505,000 relating to the departure of the Company's Chief Executive Officer.

    INTEREST (EXPENSE) INCOME, NET. Interest (expense) income, net includes interest payable on the Company's Convertible Notes during the six months ended June 30, 1997, the recognition of the discounted conversion feature on the Convertible Notes and amortization of the related deferred debt issuance costs, offset by interest income earned on cash and cash equivalents. Interest expense during the first six months of 1997 increased to $852,000 from $26,000 during the first six months of 1996. This increase was primarily attributable to the recognition of the discounted conversion feature of the Convertible Notes and the related deferred debt issuance costs which totaled $799,000.

    OTHER INCOME. Other income for the six months ended June 30, 1997, consists entirely of the one-time gain resulting from the DeltaGraph Disposition.

    PROVISION FOR INCOME TAXES. There was no provision for taxes during the six month periods ended June 30, 1996 and 1997 due to the Company's net operating losses. At December 31, 1996, the Company had approximately $7,000,000 of federal net operating loss carryforwards which expire in varying amounts through 2011. Due to certain changes in the ownership of the Company, approximately $1,700,000 and $1,200,000 of these losses are subject to annual limitations of approximately $142,000 and $301,000, respectively. If certain additional changes in the Company's ownership occur, the Company's use of net operating loss carryforwards may be subject to a lower annual limitation.

YEARS ENDED DECEMBER 31, 1995 AND 1996

    NET REVENUES. Net revenues increased by 22.4% to $4,950,000 in 1996 from $4,043,000 in 1995. The increase in revenue was primarily attributable to the introduction of Internet products, especially QuickSite, DeltaPoint's Web site creation and management tool. International sales accounted for 39.8% of net revenues during 1995 and 26.3% for 1996. The decrease in international revenues was due to fewer Japanese license agreements offset partially by the release of QuickSite for the Japanese market.

    Net revenues attributable to DeltaGraph products for 1995 and 1996 were $3,570,000 and $3,067,000, respectively.

    Net revenues attributable to Internet products for 1995 and 1996 were $0 and $1,729,000 respectively.

    GROSS PROFIT. Gross profit increased to 76.1% of net revenues in 1996 from 66.9% of net revenues in 1995, primarily as a result of lower inventory write-offs and an absence of packaging fees in 1996.

    SALES AND MARKETING. Sales and marketing expenses increased to $4,685,000 (or 94.6% of net revenues) for 1996 from $1,922,000 (or 47.5% of net revenues) in 1995. The increase in sales and marketing expenses was primarily due to an increase in headcount and an increase in the use of direct mail, telemarketing, consultants, print advertising, tradeshows and channel promotions used to promote the Company's Internet software product expenses which were released in 1996.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased to $2,618,000 (or 52.9% of net revenues) for 1996 compared to $2,036,000 (or 50.4%
of net revenues) in 1995. The increase in research and development expenses was primarily due to a staffing increase for the development of the Company's Internet software products. In addition, the Company retained several consultants to aid in the development process. In 1995, research and development expenses included a charge for in-process research and development of $1,240,000 resulting from the acquisition of certain Internet technologies.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to $1,388,000 (or 28.0% of net revenues) for 1996 compared to $1,234,000 (or 30.5% of net revenues) in 1995. The increase in general and administrative expenses was primarily attributable to above mentioned severance charge of $505,000 offset by a decrease in bad debt expenses of $176,000.

    PROVISION FOR INCOME TAXES. There was no provision for taxes in 1995 or 1996 due to net operating losses.

LIQUIDITY AND CAPITAL RESOURCES

    As of June 30, 1997, the Company had a working capital balance of $134,000 and shareholders' equity of $623,000. As of September 22, 1997, the Company had cash balances of approximately $200,000.

    The Company has financed its operations primarily through private and public sales of equity securities, borrowings under a term loan (no longer in place), the private sale of debt securities and, recently, the sale of the DeltaGraph product line. Since inception, the Company has received approximately $15 million in proceeds from private sales of preferred stock, convertible debt and from the Company's initial public offering of Common Stock.

    The Company used net cash in operations of $2,699,000 in the six month period ended June 30, 1997 and $2,300,000 for the corresponding period of the prior year. Net cash used in the first six months of 1997 consisted primarily of a net loss of $3,088,000 offset by other working capital changes. Net cash used in operations during the six months ended June 30, 1996 consisted primarily of a net loss of $2,789,000.

    The Company used net cash in operations of $4,618,000 in 1996 and $1,646,000 in 1995. Net cash used in 1996 consisted primarily of a net loss of $4,848,000. Net cash used in 1995 consisted primarily of a net loss, excluding non-cash items, of $1,189,000 and certain working capital requirements.

    Net cash provided by financing activities totaled $21,000 in the six month period ended June 30, 1997 and $745,000 for the corresponding period of the prior year. Net cash from financing activities in the first six months of 1997 consisted of the exercise of stock options. Net cash from financing activities in 1996 consisted primarily of $831,000 in net proceeds from the exercise of the overallotment option from the Company's initial public offering offset by approximately $77,000 for related registration expenses. The Company also repaid capital lease obligations of $50,000.

    The Company obtained net cash from financing activities of $3,474,000 in 1996 and $6,499,000 in 1995. Net cash from financing activities in 1996 consisted primarily of $831,000 in net proceeds from the exercise of the overallotment option from the Company's initial public offering, proceeds resulting from the exercise of stock options and warrants of $1,609,000 and proceeds from the issuance of Convertible Notes of $1,949,000 offset by the repayment of $865,000 of outstanding notes payable. Net cash from financing transactions in 1995 consisted primarily of $5,143,000 in net proceeds from the Company's initial public offering of Common Stock and other equity financing.

    Net cash provided by investing activities during the six months ended June 30, 1997 totaled $747,000 and primarily resulted from the DeltaGraph Disposition. For the six month period ended June 30, 1997 and the year ended December 31, 1996, the Company's capital expenditures totaled approximately $24,000 and $343,000, respectively, and were attributable to acquisitions of personal computer and computer workstation equipment used to support the Company's development efforts.

    The Company anticipates that the proceeds of this Offering, together with existing capital resources and cash generated from operations, if any, will be sufficient to meet the Company's cash requirements for the next 12 months. However, the Company may seek additional funding during the next 12 months and will likely be required to seek additional funding after such time. There can be no assurance that any additional financing will be available on acceptable terms, or at all, when required by the Company.

                                    BUSINESS

INTRODUCTION

    The Company currently develops and markets Internet software products designed to enable individuals and SOHO professionals to effectively and easily create, manage and enhance Web sites on the Web. The use of Web sites by SMB and enterprise departments has recently emerged into a critical business application that provides greater sales and marketing reach and allows these businesses to grow faster and more cost effectively. To capitalize on the emerging opportunities in the SMB and enterprise department user markets for scalable Web site development and management software solutions, the Company intends to broaden its product offerings to include a family of products designed to enable these users, in addition to individuals and SOHO professionals, to develop, manage, integrate, deploy and maintain next-generation Web sites. The Company's objective is to become a leading provider of scalable Web site development and management software solutions for Web based business environments.

INDUSTRY BACKGROUND

    The worldwide, cost-effective communication benefits of the Web are leading many individuals and business organizations to actively "publish" information on the Web by creating a Web "site," a collection of individual Web pages, each handcrafted using a relatively new and quickly evolving tagging language called hypertext markup language ("HTML").

    For many individuals and small business organizations, establishing a robust Web site remains a time-consuming and expensive proposition. The free-form nature of HTML has inhibited the emergence to date of a standard for HTML page creation. Further, an increasing number of competing extensions and modifications to the HTML language continue to be proposed, making it difficult for Web site publishers to support the latest technical advances. A generational evolution in Web sites, based on additional functions and benefits, is also underway.

    First generation Web sites are generally characterized by small volumes of information or "content," static pages that are infrequently updated with limited links to other Web pages. Generally, these sites are created and managed by a single author (the Webmaster) and published to a single Web server. To assist in the creation of first generation Web sites, a large number of first generation Web authoring or "page creation" tools have emerged. These limited-function tools focus on the creation of a single page at a time and require that content within pages and between pages be manually linked and manually maintained. Further, the content of such sites has no inherent structural intelligence, making global changes, consistency of design, reorganization of sections and managing the integrity of the Web site difficult and time-consuming.

    Next generation Web sites are richer in multi-media content, consist of both static and dynamically created pages, are continuously updated and must integrate with existing business data. The use of these Web sites is emerging as businesses of all sizes adopt the use of Intranets for internal communications and begin conducting business over the Internet. Within these sites multiple authors of varying skill levels create a variety of Web pages that are combined into sophisticated Web based applications, which are published to multiple Web servers and managed by multiple Webmasters. Although some second generation Web page creation tools have been introduced, the Company believes that these products are based on architectures that primarily emphasize the layout and design aspects of individual pages and, as a result, are not suited to handle these dynamic Web site environments.

    The evolving market for Web site development and management software products is segmented as follows:

    INDIVIDUALS AND SOHO PROFESSIONALS (1 TO 20 EMPLOYEES). According to IDC Link, a leading market research firm, in 1996 there were approximately 11 million individual and SOHO business users in the United States. The Internet provides these business users with a cost-effective way of increasing their exposure and market reach by creating and publishing a Web site. Increasingly, Internet shopping malls are attracting these small businesses to build catalogs and publish product and service offerings on the Internet.

    The Web site has recently evolved into a critical business application environment that provides greater sales and marketing reach and is allowing these businesses to grow faster and more cost effectively than ever before. The need for easy to use robust Web site development and management software solutions that support a wide range of Web application environments is expanding rapidly.

    SMALL TO MEDIUM BUSINESS (SMB) (1 TO 499 EMPLOYEES). Small to medium businesses (SMBs), primarily through value added resellers ("VARs"), are developing robust Web sites to reach broader target audiences in a more cost-effective manner. These Web sites are extending both internally to Intranets that enable internal company communications, and externally to Extranets that enable business-to-business and business-to-consumer transactions such as "electronic commerce."

    Today, the SMBs and the Web professionals that support them have very few tools to support the multi-authoring environment that is required to easily develop an interdepartment Web site. The wide variety of content (including text, graphics, multi-media, video and audio) and applications (including Java and ActiveX) that can be incorporated into a robust Web site requires varying levels of users or "content creators" (including content contributors, graphic artist, developers, web administrators, application managers and Webmasters).

    As SMBs leverage Web technology to implement Intranet applications and Internet Web sites, they are facing a new set of management challenges such as integrating the efforts of many diverse contributors, managing a large number of varied application components and keeping applications up to date with ever-changing content. These markets need an integrated Web site development and management solution that supports a broad set of Web based business requirements.

    WEB PROFESSIONALS. In response to customer demands, many value-added resellers ("VARs") who have historically serviced the SMB market are moving their business focus to Web consulting and Web application development. In addition, Internet Service Providers ("ISPs") are offering Web site hosting and consulting services to help small and medium businesses quickly gain a presence on the Web and reduce the up front cost of setting up a Web server. These Web professionals require powerful software tools and solutions to aid them in their Web site development and management businesses.

    ENTERPRISE DEPARTMENT USERS. Many large corporations or enterprises, having already established sophisticated Web sites for external communications, are now encouraging smaller internal groups and departments to build private "Intranet" Web sites. These departmental environments in many respects operate as small businesses and face many of same problems identified above (including the need for multi-authoring capabilities and managing a large number of varied application components). There is considerable demand for Web site development and management software solutions that support the existing enterprise standards, as well as the interoperability with legacy data environments.

COMPANY APPROACH

    The Company believes that effective Web site development and management software solutions must not only simplify initial content creation, but enable content contributors, developers and Webmasters to easily update diverse content, maintain site integrity, deploy pages in a controlled methodology and manage the variety of Web site components on an ongoing basis. Further, the Company believes that an open architecture that supports existing components is important to maintaining maximum flexibility as Internet standards emerge and evolve rapidly and as Web based applications become more tightly integrated into legacy business environments.

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    The Company is developing a family of products designed to enable Web site developers to easily and cost-effectively develop, manage, integrate, deploy and maintain robust Web-based applications using a structured approach. The Company's scalable Web site development and management products are being designed to utilize an advanced product design featuring a database architecture and incorporate a series of "wizards" that guide the site developer through a "point and click" process that results in a completed, fully linked Web site structure in minutes.

    The Company's database design is intended to enable the automatic generation and maintenance of links between Web pages, eliminating or reducing the need for programmer or technical intervention. Additionally, this approach is intended to enable all components of an entire Web site to be captured, collected and easily managed as fully indexed data objects within the database engine. The Company believes that its database approach to Web site development and management provides fundamental advantages over existing page creation methodologies as the volume and complexity of content contained in the Web sites increases and the propagation of pages are expanded through multiple tiers of servers in larger organizations.

    The Company's scalable Web site development and management tools are designed to work either with full client-side functionality, to free the site designer from costly server connection time during the site creation and testing process, or as a client/server environment supporting multi-authoring capabilities in a group development environment. Further, these products are designed to utilize an open architecture that provides Web browser and Web server independence.

STRATEGY

    The Company's objective is to be a leading provider of scalable Web site development and management software solutions for Web based business environments. The Company's strategy for achieving this objective includes the following elements:

    BROADEN PRODUCT OFFERINGS. The Company intends to identify and develop, license or acquire technologies or products to extend product functionality and market position in two areas: Web site creation and deployment and Web site management and interoperability. In the area of Web site creation and deployment, the Company intends to continue expanding the range of the pre-designed templates, graphics, forms, WYSIWYG (What You See Is What You Get) layout editor, HTML editor and wizards contained within the QuickSite product.

    In the area of Web site management and interoperability, the Company expects to continue to update and enhance the development, interoperability and management features of its products to support a broader level of functionality. Towards that end, and to capitalize on the emerging opportunities in the SMB and enterprise department user markets for scalable Web site development and management software solutions, the Company has agreed to acquire from Inlet certain proprietary core technology which is intended to serve as the basis for the Company's planned client/server, multi-authoring site, dynamic development and management products, the first of which is planned for shipment in the fourth quarter of 1997, at the earliest. In July 1997, pursuant to the Site Tech Acquisition, the Company acquired, among other things, SiteSweeper 1.0, a Web site quality control and maintenance product. The Company is currently developing SiteSweeper 2.0, which is being designed to enable Web development and management professionals to maintain the quality and integrity of mission critical Web based business environments. The Company is planning to introduce SiteSweeper 2.0 in the third quarter of 1997, at the earliest. See "Corporate Developments" and "--Products Under Development."

    EXPAND TARGET MARKETS. To date, the Company's Internet software products have been targeted at individuals and SOHO professionals. However, the scalable design of the Company's planned family of Web site development and management products should enable such products to be used by the individual or SOHO professional in a desktop environment that publishes the finished Web site on a remote Web

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server or outside hosting site, and by the SMB or enterprise department user that develops Intranet applications in a client/server, multi-authoring environment.

    EXPAND CHANNELS OF DISTRIBUTION. The Company has historically marketed its Internet software products primarily through the retail distribution channel. The Company plans to expand distribution of its Web site software products by increasing its retail distribution relationships both domestically and internationally. The Company also intends to increase the number of products available for sale through this distribution channel, which the Company believes is essential to secure adequate retail shelf space and retailer promotional support. To effectively market its planned family of scalable Web site development and management products to the SMB and enterprise department users, the Company intends to implement a sales and marketing program focused on the development of VARs, Web professionals, OEMs (such as key PC manufacturers) and ISPs.

    DEVELOP PRODUCTS THAT SUPPORT OPEN ARCHITECTURE. The Company plans to introduce Web site development and management software products based on an open architecture. This open architecture is designed to support industry standard architectures, which support widely used Web browsers (including Netscape Navigator and Microsoft Internet Explorer), major Web server software environments (including Windows NT, Netscape and Unix) and industry standard database environments (including Oracle, Informix and Microsoft SQL). Additionally, the Company plans to design additional products that will incorporate evolving technologies such as: Java, ActiveX and OLE components that will support a wide variety of Web based client/server environments.

    INCREASE DEMAND AND AWARENESS. The Company intends to increase its brand and product awareness by emphasizing the product's ability to develop, manage, integrate, deploy and maintain next-generation Web sites and database architecture, and by demonstrating its broad acceptance through strategic relationships with industry leaders. Since March 1996, the Company has entered into agreements with companies such as Sony, Earthlink, Anawave, Inc., Compaq, MacMillian Press, McAfee Mall and Internet Mall. To build brand identity, the Company may also increase and expand its print and online advertising efforts and increase its participation in major industry conferences and trade shows.

CURRENT COMPANY PRODUCTS

    The Company currently offers the following Internet site creation and management products targeted at the individual and SOHO professional market and distributed primarily through the retail distribution channel:

    QUICKSITE. QuickSite, the Company's first Web site creation and management software tool, which began shipping to retail distributors in March 1996, is designed to enable non-technical individuals and organizational users to rapidly create and efficiently manage a Web site. QuickSite incorporates the following key attributes, most of which are also incorporated into the Company's other current products as part of the Company's design approach:

    EASE OF SITE CREATION. The Company has designed a collection of site creation wizards aimed at eliminating the initial stumbling blocks encountered by novice and other Web site authors. These wizards guide the user through a point-and-click process that designs and builds an entire Web site, complete with page links, table of contents, and other important site creation elements such as e-mail return addresses, copyright notices, consistent menu designs and flags for pages containing special content. In the QuickSite 2.5 version, the Company has designed a module to speed the process of establishing an electric commerce presence on the Web and also added a WYSIWYG (What You See Is What You
Get) Layout Editor. Wizards also enable users to select and modify the stylistic elements of a site such as the colors and textures of backgrounds, graphics, headers and footers. By masking the complexities of HTML, Java and other site creation conventions, these wizards eliminate the requirement for Web site authors to develop specialized technical expertise before they can become productive.

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
    EASILY UPDATABLE CONTENT. The Company's product architecture passively enforces a Web structure so that as the author populates the site, content components are captured as data objects that are automatically indexed and stored within the products database engine. As a result, content can be quickly updated and global changes can be reflected through an entire Web site with a few simple keystrokes. Further, any content element, including text, graphics, data files, and images, can be stored and re-used, savings users time as they build additional sites or add to existing sites.

    EXTENSIBLE ARCHITECTURE. By employing a componentized architecture, the Company provides an extensible platform that can adapt as new technical innovations evolve. Tables, forms, and other new extensions to HTML, as well as user-definable functions, are supported through a point-and-click, component library management system.

    BROWSER AND SERVER INDEPENDENCE. QuickSite supports most Web browsers, including Netscape Navigator and Microsoft Internet Explorer, which together account for a substantial majority of the current marketplace. Additionally, QuickSite is architected to enable all the entire Web site creation process to occur on a client-side desktop personal computer. The Company believes that this approach provides several key advantages including: (i) elimination of dependencies on any single third party Internet or network-server technology;
(ii) lower overall cost by eliminating the need to connect to a server for interim testing of an in-progress site; and (iii) reduced risk of investing in the "wrong" server environment.

    QUICKSITE 2.0 DEVELOPER'S EDITION. QuickSite 2.0 Developer's Edition is designed for Internet Web site developers and corporate Intranet developers. The QuickSite Developer's Edition gives professional Web site developers significantly enhanced control over the Web site creation and management process. Among the additional features included in QuickSite 2.0 Developer's Edition are: (i) support for the emerging Web Style Sheet standard, sponsored by the WWW Consortium; (ii) 3D Web Site Builder, a visual VRML (virtual reality mark-up language) creation tool from Virtus Corporation included with the product; (iii) advanced Web site automation, including a proprietary scripting language and powerful page macros that automate repetitive tasks that complicates large-scale projects; (iv) embedded "graphics factory" technology, based on a variety of DigitalStyle Corporation templates, that allows developers to create dynamic custom graphics and style elements, and also helps to enforce stylistic consistency throughout a site; and (v) sophisticated project reporting capabilities that help the developer track and document the status of their work.

    WEBTOOLS. WebTools allows database developers to add Web-enabling features to existing database applications. The Company licenses WebTools to software development companies, including Borland International, in return for a license fee or royalty arrangement. Currently WebTools is available for Visual dBASE for Windows and for CA Clipper.

    WEBANIMATOR. WebAnimator is a multi-media authoring tool that enables a broad range of Web users to easily add multi-media and interactive animation to a Web site. WebAnimator offers the following key attributes: (i) extensive use of predefined templates that enable users to combine text, graphics and sound to produce multi-media rich content components; (ii) content components created in WebAnimator's native format are vector based and can be compressed to small files that can be quickly downloaded and played from within a Web browser; (iii) graphic objects in WebAnimator act as interactive buttons that enable users to branch to different Web site locations; and (iv) advanced digital sound and motion synchronization tools enable users to easily and accurately add sound and motion to an animated content component. The market for Web-enabled multi-media authoring tools has emerged more slowly than originally expected and, as a result, until such market more meaningfully develops the Company does not expect to expend significant resources on this market.

PRODUCTS UNDER DEVELOPMENT

    The Company's two principal products currently under development are based on the technologies acquired in connection with the Site Tech Acquisition and the pending Inlet Technology Acquisition. These products initially will be targeted at the SMB and enterprise department user markets.

    SITESWEEPER. In July 1997, the Company acquired SiteSweeper 1.0, its underlying technologies and additional Internet-related technologies through the Site Tech Acquisition. See "Corporate Developments." SiteSweeper 1.0, originally released in October 1996, is a quality control tool. The Company does not intend to actively market or distribute SiteSweeper 1.0. The Company is developing and plans to introduce SiteSweeper 2.0, an updated version of SiteSweeper 1.0, in the third quarter of 1997, at the earliest. SiteSweeper 2.0 will be a quality control tool available for Web professionals (including those who support the SMB and enterprise department user markets) that automates time-consuming quality assurance tasks, allowing the Webmaster to identify potential problems quickly and easily. SiteSweeper 2.0 is being designed to (i) "sweep" Web sites using standard Internet protocols, allowing a sweep of both static and dynamic pages; (ii) secure Web pages that require a user name and password; and (iii) permit the Webmaster to include or exclude specific pages, or entire folders, on any number of Web servers.

    SiteSweeper 2.0 is being designed to incorporate the following functions:

    QUALITY REQUIREMENT EXAMINATION. SiteSweeper 2.0 is being designed to examine a Web site searching for problems that impact the quality and integrity of the Site. SiteSweeper 2.0 is designed to check for broken links, slow pages, missing "Alt" attributes, missing "Width" or "Height" attributes, distorted images, missing or duplicate titles, and missing meta-tags. These functions are being designed to allow the Webmaster to identify specific quality requirements for each problem area. For example, it is expected that the Webmaster may designate the desired connection speed of typical users (for example, 28.8K bps or ISDN) and the longest acceptable page download time at that speed, with SiteSweeper 2.0 then reporting to the Webmaster how well that site meets the specified quality requirements.

    COMPREHENSIVE REPORTS. SiteSweeper 2.0 is being designed to generate reports that identify potential quality problems. Additionally, it is expected that a summary showing how well the site meets each quality requirement, will be displayed graphically, using a series of easy to understand charts. A detailed listing of specific problems will also be provided for every page in the site. In addition, SiteSweeper 2.0 is expected to provide the Webmaster with information necessary for site management and maintenance. This is expected to include a detailed listing of all of the components that make up a given page, as well as a complete list of links to and from each page, usage of various resource types, link status codes, external links, and images. SiteSweeper's reports are designed to be HTML-based and compatible with widely used Web browsers. The reports are designed to use Java-based charting and visual navigation technology, based on Javascript.

    EXTENSIBLE ARCHITECTURE. SiteSweeper 2.0 is being developed upon a robust modular software architecture, using components that are both re-usable and extensible. SiteSweeper 2.0 is being designed to use a true multi threaded web crawler capable of visiting many pages simultaneously. Swept data will be stored in an industry-standard database format, and will be manipulated using the Open Database Connectivity ("ODBC") programming interfaces. This architecture will facilitate expansion of the SiteSweeper feature set, and is expected to result in the development of new products based on the same underlying core technologies.

    INLET TECHNOLOGY. In April 1997, the Company announced its intent to acquire from Inlet certain proprietary core technology (referred to herein generally as "Inlet technology or "CI" technology). See "Corporate Developments." The CI technology is intended to serve as the basis for the Company's planned client/server, multi-authoring, dynamic site development and management products. The Company intends to extend the capabilities already present in the CI technology.

    Products under development using the CI technology are being designed to include, design client tools and server side/backend processing, along with powerful site management and business applications. The product is being designed to allow non-programmers as well as developers to rapidly create dynamic Web sites. The development environment is being designed to include many pre-built components, which are designed to extend traditional client/server systems to the Web site.

    The CI technology is being designed to incorporate a powerful document management system that stores the definition of a page in a database and generates the actual HTML pages from that definition. Through this powerful feature, users of the CI technology will be able to track every link between pages on the site. If the user changes the location of a page, the CI technology is expected to identify which pages need to be updated and regenerate them at the touch of a button. Instead of creating a link by inserting an HTML link to the other page's filename, a CI link command to the other page's definition is inserted. When the page is generated, the CI link is expected to be converted into the proper HTML command.

    In addition, products based on the CI technology are expected to provide or incorporate the following functions:

    USE OF MACROS FOR DYNAMIC CREATION. A macro is a portion or fragment of a page that needs to be used in multiple places. The CI technology is being designed to track which pages use a particular macro so that it knows the pages that need to be regenerated when that macro is changed. Additionally, Web site developers or Webmasters may pass parameters to macros, allowing a header or footer to be tailored for each page. Using macros within the CI technology is expected to assure the developer of consistency throughout the site while allowing changes to a single page, or across the entire site, to be completed quickly.

    SEPARATION OF DATA FROM THE DESIGN. Products based on the CI technology are being designed to have the ability to query any ODBC database and insert information from the database into a page. This feature is expected to allow Web site developers and Webmasters to create, maintain and modify the data associated with a Web site without additional revision of the Web pages. This separation of the site's content (which is stored in the database) from the site's design (which is stored in scripts and macros) is expected to enable individuals of different skill levels to work on common projects. This separation is also expected to permit the Web designer to focus more closely on the layout and organization of the site and allow individuals skilled in the creation of content to better manage such content by putting content portions into a database and using macros to pull content into an HTML page. By combining the macro feature with database content extraction, a designer is expected to be able to create a standard macro for retrieving and laying out a page. When the page layout needs to be changed, the macro is being designed to be modified and each page regenerated with the new page format.

    DYNAMIC CUSTOM PAGES AND ACTIONS. Products based on the CI technology are being designed to create Web pages and e-mail responses based upon user input. Instead of requiring programmers to develop proprietary Web applications in C or Perl, the CI technology is being designed to include a powerful set of standard actions that may be automatically performed when a Web based form is processed by the server. In the case of a feedback form, this set of standard actions could enable data to be saved to a database, a formatted e-mail messages with the data sent to the customer service representative, and a "Thank You" page displayed to the visitor.

    CUSTOM COMPONENTS. Products based on the CI technology are being designed to include a library of custom components. These pre-built interactive components are being designed to quickly integrate into a Web site. The library is expected to include components for:

    - Threaded Discussion: This component is designed to allow site developers to input ideas and questions and receive feedback from other users.

    - Feedback Form: This component is designed to help site developers to immediately receive, catalog, and reply to feedback from site visitors.

    - Press Releases: This component is designed to assist the Web site developer in establishing and managing a library of press releases on a Web site. The integrated search mechanism allows a site visitor to search for releases by date. The online management feature is designed to allow for posting, editing and publishing of press releases at the editor's discretion.

    - Company Directory: This component is designed to allow a site developer to organize and display a company's personnel information. The data can be organized and searched by department, division or location.

    - Site Traffic Analyzer: This component is being designed to include a log processor to analyze traffic on the site, a system for tracking advertiser impressions and "click-through" links and a system for tracking subscribers and their profiles. Such tools are designed to be scalable from single to multi-sites. Instead of reporting hits, CI tracks pages viewed so management and sponsors get accurate reports about the number of people who visit the site.

    REMOTE FUNCTIONS: The CI technology is being designed to provide remote publishing functions for both dynamic and static pages. Developers are expected to be able to maintain local control of the dynamic and interactive functions of a site, while maintaining the content database at a remote location. This feature is expected to provide remotely hosted Web sites with the same dynamic and interactive functionality as locally hosted Web sites.

    ADDITIONAL FEATURES: The CI technology is being designed to include the following additional features: (i) Site creation wizards to guide users through Web site creation and other difficult tasks; (ii) the ability to import existing Web sites or pages into CI technology; (iii) custom E-mail list processing (based on user profiles); (iv) set and get "cookies" for maintaining information Management of ActiveX and Java applets; and (v) remote, publishing via local area networking or File Transfer Protocol ("FTP") Interfaces to Netscape, Microsoft and other popular Web servers.

    The Company's success is dependent on its strategy of marketing products targeted at the SMB and enterprise department user markets. Failure to successfully consummate the Inlet Technology Acquisition, develop the technology proposed to be acquired in the Inlet Technology Acquisition and Site Tech Acquisition, integrate the acquired technologies, or market products based upon the acquired technologies, would each have a material adverse effect on the Company's business, operating results and financial condition. Although the Company will continue to have a license to the technology to be acquired in the Inlet Technology Acquisition if the transaction is not consummated, the Company may be required to pay substantially higher royalties and the license may be non-exclusive. See "Corporate Developments" and "Risk Factors--Dependence on Internet Software Products and Related Strategy; Dependence on Continued Emergence of Internet Software Market" and "--Risks Associated with Inlet Technology and Site Tech Acquisitions; General Acquisition Risks."

COMPETITION

    The Company competes on the basis of certain factors, including product quality, first-to-market capabilities, product performance, ease of use, customer support and price. The Company believes it currently competes favorably overall with respect to these factors.

    The markets in which the Company competes or plans to compete are highly competitive and characterized by rapid technological change, frequent new product introductions, short product lives, evolving industry standards and significant price erosion over the life of a product. The Company anticipates increased competition in these markets from both existing vendors and new market entrants.

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    In the market for Internet software tools targeted at individual and SOHO professional users, the Company has encountered competition primarily from Microsoft, Adobe Systems Incorporated, SoftQuad, Inc. and NetObjects, Incorporated (majority owned by IBM). In the market for Internet software solutions targeted at the SMB and enterprise department user markets, in addition to these competitors, the Company expects competition from HAHT Software Incorporated, Wallop Software Incorporated, Aziza, a division of Objectivity Incorporated, Eventus Software Incorporated, Interwoven Corporation and Vignette Corporation. In addition, some existing vendors in the enterprise wide Internet software solution market (such as IBM/Lotus, Oracle Corporation, Informix Software, Inc. and Sybase Incorporated, Inc.) may enter into the Company's existing and planned markets. The Company expects that existing vendors and new market entrants will develop products that will compete directly with the Company's products and that competition will increase significantly to the extent that markets for the Company's products grow. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Most of the Company's current and potential competitors have substantially greater financial, technical, marketing, sales and customer support resources, greater name recognition and larger installed customer bases than the Company. Because there are minimal barriers to entry into the software market, the Company believes sources of competition will continue to proliferate. The market for the Company's products is characterized by significant price competition, and the Company expects it will face increasing pricing pressures. There can be no assurance the Company will be able to maintain its historic pricing structure for its existing products or will be able to obtain its desired pricing structure for planned products. Any inability to do so or if the Company is unable to compete effectively against current and future competitors, the Company's business, financial condition and results of operations will be materially adversely affected.

    In the future, vendors of operating system software or other software (such as office or back office software suites) may continue to enhance their products (including separate products that are bundled together) to include functionality that is provided by the Company's current and planned products. This enhancement could be achieved through the addition of functionality to operating system software or other software or the bundling of Internet software tools with operating system software or other products. For example, Microsoft incorporates into its BackOffice product its Web page creation software product, FrontPage. The inclusion of the functionality of Internet software tool products, as standard features of operating system software or other software could render the Company's products obsolete and unmarketable, particularly if the quality of such functionality were comparable, or perceived to be comparable, to that of the Company's products. Furthermore, even if the Internet software tool functionality provided as standard features by operating systems or other software is more limited than that of the Company's products, there can be no assurance that a significant number of customers would not elect to accept such functionality in lieu of purchasing additional software. If the Company were unable to develop new Internet software tool products to further enhance operating systems or other software and to replace successfully any obsolete products, the Company's business, financial condition and results of operations would be materially adversely affected. See "Risk Factors--Competition and --Risk of Inclusion of Internet Software Tools Functionality in Other Software."

SALES AND MARKETING

    The Company's current sales and marketing activities are primarily targeted at the individual and SOHO professional users through the Company's direct sales and marketing efforts and its retail distribution channels. Additionally, the Company is actively engaged in developing new channels to sell its planned family of scalable Web site development and management products to the SMB and enterprise department user markets. The Company believes that a highly leveraged sales and marketing model is the most effective way to get its product to market in a timely manner. In order to reduce the upfront costs and to leverage its sales and marketing expenditures, the Company has entered into several outsource sales and leveraged marketing relationships.

    PRODUCTS TARGETED AT THE INDIVIDUAL AND SOHO PROFESSIONAL USER. The Company markets and sells its products targeted at the individual and SOHO professional user through the coordinated efforts of its corporate marketing department and its direct sales organization. For retail, the Company uses a two-tier distribution model with product sold through Ingram, TechData and other distributors to retail chains such as Best Buy, Computer City, Comp USA, Egghead and Fry's. To support the retail channel, the Company has engaged MindShare, Inc. to train the in-store sales representatives and perform store by store product positioning and merchandising. The Company intends to expand the number of U.S. retail locations in 1997 and will seek to selectively add major new distributors. To augment the distribution and retail sales effort, the Company has engaged MicroTech, Inc. to represent the Company directly to the headquarters of the distributors and retail chains. The Company also intends to increase the number of products available for sale through this distribution channel, which the Company believes is essential in securing adequate retail shelf space and retailer promotional support. See "--Products Under Development," "--Research and Development," and "Risk Factors--Distribution Risks; Substantial Reseller Customer Concentration."

    The Company's direct sales efforts are accomplished through a variety of telesales, telemarketing, catalog sales and Internet activities. In July 1997, the Company engaged Sunset Direct, Incorporated ("Sunset Direct") to perform a dedicated, direct telemarketing effort to its extensive corporate account and VAR database. The Company promotes catalog sales through Programmer's Paradise Incorporated, TigerDirect Incorporated, Programmer's Super Shop and Dartek Computer Supply Corp. The Company also allows fully functional versions of many of its products to be downloaded from its secure Web site server (Deltapoint.com). The downloadable versions enable worldwide access to the products 24-hours a day and allow people to become productive with and reliant on the product functionality. Users are prompted to purchase a license to the product with a 30-day grace period after which encrypted technology within the downloadable versions automatically disables the product. The Company plans to expand the availability of its downloadable products. To that end, in June 1997, the Company entered into an agreement with C/Net to electronically promote and distribute the Company's products to the general public via C/Net's secure credit card ordering system. Additionally, the Company has entered into an agreement with Unidirect to perform a similar function targeted at the VAR community, which the Company believes will expand its product and market presence.

    Internationally, the Company's strategy is to work with established distributors who can invest in an array of local services including marketing and localization support as well as provide access to distribution. The Company will continue to localize its products for the Japanese market and intends to pursue the expansion of its international presence by establishing new partnerships in key European markets such as the U.K. and Germany. In addition, in the long term the Company intends to take measures, including the hiring of additional sales and marketing persons, to increase its level of international sales. However, in light of the recent DeltaGraph Disposition, in the near-term the Company expects that international Internet revenues may decline until the relationship with its Japanese distributor (who principally sold DeltaGraph products) is clarified or other international distribution channels can be established. See "Risk Factors--Risks Associated with International Operations."

    The Company pursues relationships and alliances with a broad spectrum of industry leaders. Distribution alliances in the PC manufacturing area have been announced with Compaq and Sony and in the ISP marketplace with Earthlink, Anawave, Inc., Internet Mall, McAfee Mall and more than half a dozen regional ISPs. In addition, the Company announced relationships with McGraw Hill, which will offer site licenses for QuickSite to school districts and State Boards of Education and MacMillian Press, which has included a QuickSite 2.5 express version into a Web publishing bundle which will be sold through book stores. The Company also has announced relationships with technology partners such as DigitalStyle Corporation, a leading publisher of graphics generation tools, and Virtus Corporation, a leading developer of VRML technology for creating 3D Web sites. Many of these relationships are in the early stages of development and have not yet resulted in material revenues to the Company. See "Strategic Alliances."

    PRODUCTS TARGETED AT SMB AND CORPORATE DEPARTMENT USERS. To effectively market its planned family of scalable Web site development and management products to the SMB and enterprise department users, the Company intends to implement a sales and marketing program focused at the development of VARs, Web professionals, OEMs (such as PC manufacturers) and ISPs.

    The Company believes that many of its current relationships can be expanded to incorporate this new market focus. Both Ingram Micro Incorporated and Tech Data Corporation have extensive VAR programs and excel in the marketing of software products to the VAR community. Sunset Direct, with its extensive VAR database, provides a cost-effective means to distribute targeted product information and VAR program sales materials. Additionally, Sunset Direct's extensive corporate account database provides the Company access to a significant lead generation source, which the Company may use as a basis for engaging VARs quickly.

    The Company also intends to seek strategic partnerships with Web professionals and OEMs that focus on enterprise department users through complete sales, support and service offerings.

    In support of its sales organization, the Company conducts a number of marketing campaigns, programs, and activities. The Company has three objectives:
(i) increase demand for its current products through its current channels; (ii) recruit new channel members (such as distributors, VARs, Web Professionals, OEMs and ISPs) to carry its new products into new markets; and (iii) expand awareness and positioning of the corporate and product brand to support the first two objectives. These efforts include product advertising, public relations and press tours, trade show participation, direct mail and telemarketing campaigns, product launches, preparation of marketing collateral and participation in industry programs, special product promotions and involvement in user groups and forums. Many of these activities are conducted jointly with distribution and other strategic partners. This allows the Company to leverage larger firms and extend the reach and frequency of its messages to its target customers. The Company also maintains an extensive Web Site that provide users and channel members with complete information on the Company, its products, distribution channels, awards, personnel and other information.

    There can be no assurance that the Company will be able to develop the sales and marketing team needed to develop satisfactory VAR, OEM and ISP relationships on a timely basis or at all. This market is competitive and there can be no assurance that the Company will be successful in establishing significant relationships with VARs, OEMs or ISPs. Furthermore, if developed, there can be no assurance as to amount of support that the Company's products will receive from these VARs, OEMs or ISPs, who may offer products that compete with the Company's products. See "Risk Factors--Distribution Risks; Substantial Reseller Customer Concentration."

    As of June 30, 1997, the Company had 10 employees in sales and marketing. For the six month period ended June 30, 1997, the Company spent $2.2 million or 149.9% of revenue for sales and marketing expenses compared to $2.1 million and 108.3% of revenue in the six month period ended June 30, 1996.

STRATEGIC ALLIANCES

    A key element of the Company's strategy is the continued creation and development of strategic alliances with key participants. The Company's goals in establishing these relationships are to create leveraged marketing alliances that will endorse and promote the Company's products to a larger potential customer base than can be reached through the Company's direct marketing efforts. To date, the Company has entered into strategic alliances with the following companies:

    MCGRAW-HILL. In June 1996, the Company entered into an agreement under which the School Systems division of McGraw-Hill will market and distribute QuickSite 1.0 products and site licenses to the education sector, including school districts and state boards of education.

    EARTHLINK. The Company entered into an agreement in June 1996 with Earthlink, a leading Internet Service Provider, under which the companies will perform mutually beneficial cross bundling and cross merchandising. Earthlink has agreed to purchase a minimum number of QuickSite licenses. The Company receives a referral fee for customers that sign up with Earthlink's service. The companies intend to co-market each others products and services.

    COMPAQ. In July 1996, the Company entered into an agreement with Compaq under which Compaq will offer QuickSite 1.0, as part of an optional software bundle on one of its Pressario personal computer systems and has rights to bundle on other platforms for a per unit license fee. The Company is currently working with Compaq to upgrade the offer to QuickSite 2.5.

    SONY. In December 1996, an addendum to a previous agreement was completed that allows Sony to pre-install and ship an unencrypted version of QuickSite 1.0 on the Sony, Vaio personal computers. The Company receives a royalty for each unit sold. The companies are currently working together to upgrade the contract to include QuickSite 2.5.

    MACMILLAN PRESS, INC. In May 1997, the Company entered into an agreement with the Sam's Publishing division of MacMillan Press, Inc, to create a limited function version of QuickSite 2.5 for inclusion in a Web developers bundled product. MacMillan Press will distribute this bundle under its own brand and packaging to its targeted book stores. The Company receives a royalty for each distributed license and is working together with MacMillan Press to promote an upgrade offer to a full function version of the product.

    ANAWAVE, INC. The Company entered into an agreement with Anawave, Inc. in June 1997 under which Anawave will offer an encrypted, 30 day, trial version of QuickSite 2.5 to its customers. The Company will receive a royalty for each license distributed and an additional royalty for upgrades to fully functional versions of QuickSite 2.0. The Company in turn includes promotional literature inside the QuickSite 2.5 retail packaging offering its retail customers a discounted rate on Anawave's Web site hosting service. The Company receives a referral fee for each customer who takes advantage of this special offer. The companies intend to develop additional future co-marketing programs.

    INTERNET MALL, INC. In July 1997, the Company entered into an agreement with Internet Mall, Inc., a leading electronic shopping mall service provider. Under the agreement, the Company added a direct link to Internet Mall's "Order Easy", secure electronic credit card shopping mall service, through the addition of a "Buy Now" button in the QuickSite 2.5 distributed by Internet Mall service. The companies are jointly marketing the program, including marketing material in the QuickSite 2.5 retail packaging.

    Many of these relationships are in the early stages of development and have not yet resulted in material revenue for the Company. Generally, existing agreements outlining the Company's alliances do not impose significant financial obligations or liabilities on either party and have terms no longer than one year. There can be no assurance these relationships will successfully develop to the extent that they will contribute materially to the Company's financial results in the future.

RESEARCH AND DEVELOPMENT

    The Company's research and development efforts are focused on the development of a family of site development and management software solutions for Web based business environments. To date, the Company has made substantial investments in research and development through both internal development and technology acquisitions. The Company believes its future performance will depend substantially on its ability to maintain and enhance its current product line (including through technology acquisitions and licenses), to develop new products, maintain technological competitiveness and to meet an expanding range of customer requirements. There can be no assurance that the Company will be successful in these efforts, and there are a significant number of other related risks, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Rapid Technological Change; Risk of Product Delays; Risk of Product Defects."

    As part of the Site Tech Acquisition and the Inlet Technology Acquisition, the Company is acquiring certain core Internet technologies. The failure to successfully develop and integrate the acquired technologies into the Company's Web site development and management technology or to successfully market products based upon the acquired technologies would adversely impact the Company's strategy of marketing to the SMB and enterprise department user markets (in addition to individuals and SOHO professionals) and would have a material adverse effect on the Company's business, operating results and financial condition. In addition, these technology acquisitions and any other similar acquisitions are subject to a number of other risks. See "Corporate Developments," and "Risk Factors--Risks Associated with Inlet Technology Acquisition and Site Tech Acquisition; General Acquisition Risks."

    As a result of its cash constraints, and in connection with its reduced level of operations and its focus on Internet software products, the Company has significantly rationalized it workforce, including engineering resources. The Company's research and development capabilities could be limited by, among other things, existing engineering resource limitations. The failure to attract and retain adequate levels of engineering resources needed to timely respond to customer needs or market conditions or to develop products to address targeted markets would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Dependence on Limited Number of Key Personnel; Key Management Openings; Personnel Limitations; Ability to Manage Growth."

    As of June 30, 1997 the Company had 19 employees in its research and development organization. The Company's research and development expenses for the six-month periods ended June 30, 1997 and 1996 were $1.3 million and $1.1 million, respectively. The Company plans to continue to make significant investments in research and development. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PROPRIETARY RIGHTS AND LICENSES

    The Company relies on a combination of copyright, trademark, trade secret laws, confidentiality procedures and other intellectual property protection methods to protect its proprietary rights. The Company owns certain registered trademarks in the United States and abroad. Although the Company relies to a great extent on trade secret protection for much of its technology, and generally obtains written confidentiality agreements from its employees, there can be no assurance that third parties will not independently develop the same or similar technology, obtain unauthorized access to the Company's proprietary technology or misuse the technology to which the Company has granted access. The Company believes that, due to the rapid proliferation of new technology in the industry, legal protection through means such as the patent and copyright laws will be less influential on the Company's ability to compete than such factors as the creativity of its development staff and its ability to develop new markets and to service its customers. The Company licenses its products to individual end users primarily under "shrink wrap" license agreements that are included in products shipped by the Company and that are not signed by the licensees and therefore may be unenforceable under the laws of certain jurisdictions. These agreements provide that by breaking the "shrink wrap" a software purchaser agrees to be bound by the terms and conditions of the license agreement.

    There has been substantial industry litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to the Company, to protect trade secrets, trademarks and other intellectual property rights owned by the Company, to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could be costly and result in a diversion of management's attention, which could have material adverse effects on the Company's business, financial condition and results of operations.

    Adverse determinations in such litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from manufacturing or selling its products, any of which could have material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors-- Limited Intellectual Property Protection."

    The laws of certain foreign countries treat the protection of proprietary rights of the Company in its products differently from those in the United States, and in many cases the protection afforded by such foreign laws is weaker than in the United States. The Company believes that its products and their use do not infringe the proprietary rights of third parties. There can be no assurance, however, that infringement claims will not successfully be made.

    The Company has received and will continue to receive from time to time communications from third parties asserting infringement upon intellectual property rights of such parties as a result of either features or content of its software products. Although the Company is not currently engaged in any intellectual property litigation or proceedings, there can be no assurance that the Company will not become involved in such proceedings for which the ultimate resolution could have a material adverse effect on the Company's business financial condition and results of operations.

    In June 1997, the Company consummated the Site Tech Acquisition. As part of that acquisition, the Company agreed to pay royalties of approximately 5% on sales of certain products developed from the technologies acquired from Site for a 12 month period commencing on the date of the first commercial shipment of such products. See "Corporate Developments."

    In connection with the pending Inlet Technology Acquisition, the Company has agreed that if the acquisition is consummated it will pay to Inlet royalties in an amount equal to 5% of the Company's net revenues from all sales of the products developed from these technologies, subject to certain limitations. See "Corporate Developments" and "Use of Proceeds." If the pending Inlet Technology Acquisition is not consummated, pursuant the OEM Agreement under which Inlet granted to the Company the exclusive right to market, demonstrate and distribute products based on the Inlet Technology software DeltaPoint has agreed to pay Inlet royalties in an amount equal to 18% of the Company's net revenues from all sales of the products developed from the Inlet Technology software.

    In March 1997, the Company entered into an agreement with Unisys Corporation ("Unisys") pursuant to which the Company has licensed a patent which would require the Company to pay Unisys a license fee of 0.45% of the Company's revenues from the sale of each product covered by such license agreement, subject to a minimum license fee of ten cents ($0.10) for each such product. The products subject to this agreement are QuickSite version 2.5, WebAnimator and Graphics Tools.

    In December 1995, the Company acquired core technology, including source code and related documentation, required to develop QuickSite, from Global Technologies Corporation, and an individual. The purchase price for the technology was (i) $800,000 in cash, payable in installments, and (ii) the issuance of 100,000 shares of the Company's Common Stock. The Company has royalty obligations during the first two years of commercial shipments of QuickSite.

    In November 1995, the Company acquired core technology, including source code and related documentation, required to develop WebAnimator from Knowledge Vision. The purchase price for the technology was $250,000, payable in installments. The Company also pays a royalty based on net revenues from sales of WebAnimator.

FACILITIES

    The Company currently leases an approximately 12,000 square foot office suite located at 22 Lower Ragsdale Drive, Monterey, California under a lease that expires in September 1998 with a monthly rental of approximately $16,200. The Company holds an option to renew such lease at the end of the initial term for an additional three year term. On or about October 15, 1997, the Company intends to move its offices to a new office suite of approximately 18,000 square feet located at 380 El Pueblo, Scotts Valley, California under a lease that expires in March 2001 with a monthly rental of approximately $12,000 during the first six months and increasing to $18,000 thereafter. The Company has retained a broker to search for another tenant to assume the lease on its current offices. The Company believes that its new facilities will be adequate to meet its requirements for the near term and that additional space will be available on commercially reasonable terms if needed.

EMPLOYEES

    As of June 30, 1997, the Company had 36 full-time employees located throughout the United States. This number includes 19 persons in Research and Development and Technical Support, 10 persons in Marketing, Sales and Sales Support and 7 persons in Operations and Finance. None of the Company's employees is represented by a labor union or is subject to a collective bargaining agreement. DeltaPoint believes that its relations with its employees are good.

LEGAL PROCEEDINGS

    There are no material pending legal proceedings against the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

    The current executive officers, directors and other key personnel of the Company, and their ages as of September 22, 1997, are as follows:

NAME                              AGE                             POSITION
-----------------------------     ---     ---------------------------------------------------------
Jeffrey Ait..................     41      Chief Executive Officer, Chief Financial Officer and
                                            Director

John Hummer (1)(2)...........     49      Director

Patrick Grady (1)(2).........     29      Director

Joseph Marengi (1)(2)........     44      Director

Stephen Mendel (1)(2)........     49      Director

Scott Allen (3)..............     37      Vice President of Channel Marketing

Song Huang (3)...............     34      Vice President of Product Management

Charles Batterman (3)........     44      Vice President of Development

------------------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

(3) Not an executive officer.

    MR. AIT joined the Company in March 1997 as Chief Executive Officer. From January 1996 to March 1997 he served as Vice President of Internet at the Santa Cruz Operation, Inc. ("SCO"), a software developer and publisher. From October 1995 to January 1996 he served as Vice President of Acquisitions at SCO. From October 1993 to October 1995 he served as Vice President of Channel Sales and Marketing at SCO. From August 1990 to October 1993 he served as Vice President Government Systems Group at SCO.

    MR. HUMMER has served as a director of the Company since October 1990. Mr. Hummer has served as a partner at, Hummer Winblad Venture Partners, a venture capital firm, since its foundation in 1989. Mr. Hummer serves as a director of several privately held companies, including Netgravity, an Internet and online marketing communications company, and IMX, a provider of electronic commerce for the mortgage industry. From June 1992 to May 1997, Mr. Hummer was a director of Books That Work, a consumer software company, until its acquisition by CUC International. From May 1995 to February 1997, he was a director of Centerview Software, an enterprise software company, until its acquisition by Informix. From April 1991 to February 1995, he was a director of Powersoft Corporation, an application development software provider, until its acquisition by Sybase Incorporated. From August 1990 to April 1995, Mr. Hummer was a director of Wind River Systems, Inc., a software provider for embedded real-time applications.

    MR. GRADY has served as a director of the Company since August 1996. Mr. Grady currently serves as Managing Director, Venture Capital of H.J. Meyers & Co., Inc., an investment banking firm. From June 1993 to March 1996, Mr. Grady served as Senior Vice President of Corporate Finance at H.J. Meyers & Co., Inc. From March 1991 to May 1993, he served as Vice President of Corporate Finance at Josephthal, Lyon & Ross, an investment banking firm. Mr. Grady serves as a director of Borealis Technology Corp., an enterprise wide sales force automation software Company, and SoloPoint, Inc., a provider of small office/home office communication management products.

    MR. MARENGI has served as a director of the Company since July 1997. Mr. Marengi currently serves as Senior Vice President of Dell Computer Corporation, a computer systems manufacturer. From August

1996 to July 1997, Mr. Marengi served as President of Novell, Inc., a network software provider. Prior to August 1996, he served as Executive Vice President, Worldwide Sales and as Vice President of Channel Sales at Novell. Mr. Marengi serves as a director of Corel Corporation, an applications, graphics and Internet software developer, Network Peripherals, Inc., an ethernet switching solutions provider, and Borealis, Inc., an automation software company.

    MR. MENDEL has served as a director of the Company since July 1997. From January 1994 to July 1997, he served as a director of Site/technologies/inc. From March 1993 to March 1994, Mr. Mendel served as Chief Executive Officer, President and Director of AXS, an image database software provider. From January 1990 to March 1993, he served as Chief Executive Officer, President and Director of Ithaca Software, a 3-D interactive portable graphics software developer. Mr. Mendel serves as a director of Direct Language Communications, Inc., a multilingual communication services provider, and Knowledge Revolution, Inc., a motion simulation software provider.

    MR. ALLEN has served as Vice President of Channel Marketing of the Company since July 1997. From February 1995 to July 1997, he served as Director of Marketing at the Santa Cruz Operation, Inc. ("SCO"), a software developer and publisher. From January 1994 to February 1995, Mr. Allen served as Manager, Government, Latin American, OEM and Communications Marketing at SCO. From June 1992 to January 1994, he served as Manager, North American Government Marketing. Prior to June 1992, Mr. Allen served in a variety of additional managerial capacities for SCO dating back to January 1986.

    MR. HUANG joined the Company in January 1996 as Vice President of Internet Products and has served as Vice President of Product Management of the Company since July 1997. From September 1995 to December 1996, he served as Director of Marketing at Frame Technology, an application development software provider. From November 1990 to September 1990, Mr. Huang served as Senior Product Manager at Borland International, Inc., an application development software provider.

    MR. BATTERMAN joined the Company in August 1996 as Director of Engineering and has served as Vice President of Development since December 1996. From January 1994 to August 1996, he was President of Media Computer Systems, an Internet-based marketing software provider. From 1986 to January 1994, he was Manager of Graphics Research and Development at Borland International, Inc. an application development software provider.

FAMILY RELATIONSHIPS

    There are no family relationships among any of the directors or executive officers.

BOARD COMMITTEES

    The Board of Directors has had a Compensation and an Audit Committee since December 1, 1995. The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation for the Company's officers and employees and administers the Company's Executive Bonus Plan, 1990 Key Employee Incentive Stock Option Plan, 1992 Non-Statutory Stock Option Plan, 1995 Stock Option Plan and 401(k) Plan. The Audit Committee aids management in the establishment and supervision of the Company's financial controls, evaluates the scope of the annual audit, reviews audit responses, consults with management and the Company's independent auditors prior to the presentation of financial statements to shareholders and, as appropriate, initiates inquiries into aspects of the Company's financial affairs.

DIRECTOR COMPENSATION

    Directors receive reimbursement of expenses incurred in attending Board meetings. Except as otherwise described in this Prospectus, the Company has not paid cash or other compensation to its directors. See "--1995 Stock Option Plan" and "Principal Shareholders."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee of the Board of Directors currently consists of Messrs. Hummer, Grady, Marengi and Mendel. None of these individuals were at any time since the formation of the Company, an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

EMPLOYMENT CONTRACTS

    On March 24, 1997, Jeffrey F. Ait executed an offer letter with the Company pursuant to which Mr. Ait became Chief Executive Officer of the Company. The offer letter provides for an annual salary of $165,000 and for the grant of options to purchase an aggregate of 225,000 shares of Common Stock at an exercise price equal to the fair market value per share on the date the options are granted. The options are immediately exercisable but subject to a right of repurchase by the Company at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. The repurchase right lapses and the optionee vests in a series of equal monthly installments over 36 months, beginning on the one-month anniversary of the grant date. If Mr. Ait's employment with the Company is terminated for reasons other than cause within six months following a specified change in control of the Company, the letter provides that Mr. Ait's base salary shall continue to be paid for one year following his last day of employment. All of Mr. Ait's stock options vest in full and become exercisable as to all of the shares immediately prior to the acquisition by any person of at least 50% of the total outstanding voting securities of the Company, a merger or consolidation of the Company (other than a merger which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent at least 50% of the total outstanding voting securities of the Company or the surviving entity), a liquidation of the Company or the sale of all of the Company's assets.

    See "Certain Transactions--Employment Contracts" for a description of additional employment and termination agreements entered into between the Company and certain Named Executive Officers.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation earned by the Company's two former Chief Executive Officers and two other executive officers who earned salary and bonus for the 1996 fiscal year in excess of $100,000 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company and its subsidiaries for that fiscal year:

                           SUMMARY COMPENSATION TABLE

                                                                                                  LONG-TERM
                                                                                                 COMPENSATION
                                                                                                 ------------
                                                                                                    AWARDS
                                                             ANNUAL COMPENSATION                  NUMBER OF
                                                  ------------------------------------------      SECURITIES
                                                                              OTHER ANNUAL        UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION               YEAR    SALARY($)     BONUS($)     COMPENSATION($)      OPTIONS(#)      COMPENSATION($)
----------------------------------------  ----    ---------     --------     ---------------     ------------     ---------------
John J. Ambrose (1) ....................  1996       78,461       25,000(2)        4,500(3)         145,000                26(4)
  Chief Executive Officer and Director    1995       --            --            --                  --               --

Raymond R. Kingman, Jr. (5) ............
  Chairman of the Board, President and    1996       32,000        --                900(6)          --               141,253(7)
  Chief Executive Officer                 1995      108,000        --              4,708(6)         100,000                66(4)

Donald B. Witmer (8) ...................
  Chief Operating Officer, Chief          1996      120,000        --             30,000(9)          50,000               251(4)
  Financial Officer and Director          1995       19,845        --              5,000(9)         135,000           --

William G. Pryor (10) ..................
  Vice President of Development and       1996      104,950        --            --                  --                    87(4)
  Director                                1995       92,500        --            --                 100,000                87(4)

------------------------

 (1) Mr. Ambrose served as the Company's Chief Executive Officer from April 22, 1996 to March 27, 1997.

 (2) Represents a signing bonus of $25,000.

 (3) Represents a $500 per month car allowance.

 (4) Represents life insurance premiums made by the Company with respect to insurance policies on the lives of Messrs. Ambrose, Kingman, Witmer and Pryor.

 (5) Mr. Kingman resigned as Chief Executive Officer and a director of the Company, effective April 5, 1996.

 (6) Represents a $300 per month car allowance.

 (7) Represents a $22 life insurance premium and a severance payment of $141,231.

 (8) Mr. Witmer served as the Company's Chief Financial Officer and Chief Operating Officer from November 1, 1995 to June 20, 1997.

 (9) Represents a $2,000 per month housing allowance and a $500 per month car allowance.

(10) Mr. Pryor has entered into a Separation Agreement and Release pursuant to which he has resigned from the Company effective October 9, 1997. See "Certain Transactions--Employment Contracts."

STOCK OPTION INFORMATION

    The following table contains information concerning stock option grants made to the Named Executive Officers during the year ended December 31, 1996. No stock appreciation rights were granted to these individuals during such year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                              INDIVIDUAL GRANTS(1)
                                           -----------------------------------------------------------
                                            NUMBER OF        % OF TOTAL
                                           UNDERLYING      OPTIONS GRANTED      EXERCISE
                                             OPTIONS       TO EMPLOYEES IN        PRICE     EXPIRATION
NAME                                         GRANTED         FISCAL YEAR        ($/SH)(2)      DATE
-----------------------------------------  -----------  ---------------------  -----------  ----------
John J. Ambrose..........................     145,000                33%             9.50    04/21/06
Raymond R. Kingman, Jr...................      --                --                --           --
Donald B. Witmer.........................      10,000                 2              9.50    04/21/06
Donald B. Witmer.........................      40,000                 9              7.50    11/03/06
William G. Pryor.........................      --                --                --           --

------------------------

(1) Each of the options listed in the table is immediately exercisable. The shares purchasable thereunder are subject to repurchase by the Company at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. The repurchase right lapses and the optionee vests in a series of equal monthly installments over thirty-six months of service commencing on the date of grant of the option. These options were granted at an exercise price equal to the fair market value of the Company's Common Stock as determined by the Board of Directors of the Company on the date of grant. Each option has a maximum term of ten (10) years, subject to earlier termination in the event of the optionee's cessation of employment with the Company.

(2) In March 1997, the Board of Directors approved a repricing of all options granted under the Company's stock option plans that were outstanding on such date and had an exercise price in excess of the fair market value of the Company's Common Stock on such date of $2.25 per share. This option repricing resulted in the cancellation of all the options granted in the last fiscal year to the Named Executive Officers and a regrant of options for the same number of shares at an exercise price of $2.25 per share.

(3) The exercise price may be paid in cash, in shares of the Company's Common Stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. The Company may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise.

    The following table sets forth information concerning option holdings for the year ended December 31, 1996 with respect to each of the Named Executive Officers. No stock appreciation rights were exercised during such year or were outstanding at the end of that year.

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

                                                                                                  VALUE OF UNEXERCISED
                                                               NUMBER OF UNEXERCISED OPTIONS    IN-THE-MONEY OPTIONS AT
                                                                     AT FISCAL YEAR END            FISCAL YEAR END(1)
                                 SHARES ACQUIRED     VALUE     ------------------------------  --------------------------
NAME                             ON EXERCISE(#)   REALIZED($)  EXERCISABLE    UNEXERCISABLE    EXERCISABLE  UNEXERCISABLE
-------------------------------  ---------------  -----------  -----------  -----------------  -----------  -------------
John J. Ambrose................        --             --          145,000          --           $  --         $  --
Raymond R. Kingman, Jr.........        72,000        379,517        5,894          --               4,028        --
Donald B. Witmer...............        --             --          185,000          --             337,500        --
William G. Pryor...............        --             --          101,894          --             250,000        --

------------------------

(1) Based on the closing price per share of the Company's Common Stock as listed on the Nasdaq Small Cap Market as of December 31, 1996 of $6.00, less the per share exercise price.

COMPANY STOCK OPTION PLANS

    1990 KEY EMPLOYEE INCENTIVE STOCK OPTION PLAN. The Company's 1990 Key Employee Incentive Stock Option Plan (the "1990 Plan") was originally adopted by the Board of Directors and approved by the Company's shareholders effective July 1, 1990 and was restated by the Board on June 17, 1992, which restatement was approved by the shareholders on August 27, 1992. The 1990 Plan authorizes for issuance 38,922 shares of Common Stock. As of June 30, 1997, 2,143 shares had been issued under the 1990 Plan, options to purchase an aggregate of 33,720 shares were outstanding and options to purchase 3,059 shares remained available for future grant. Shares of Common Stock subject to outstanding options which expire or terminate prior to exercise will be available for future issuance under the 1990 Plan.

    Under the 1990 Plan, key employees (including officers) may, at the discretion of the plan administrator, be granted options to purchase shares of Common Stock at an exercise price not less than the fair market value of such shares on the grant date. Options granted under the 1990 Plan become exercisable for 25% of the option shares on the first anniversary of the grant date and for the balance of the shares in 36 equal monthly installments thereafter, unless otherwise provided by the plan administrator. In the event the Company or its shareholders enter into an agreement to dispose of all or substantially all of the assets or stock of the Company by means of a sale, a reorganization, a liquidation or otherwise, each outstanding option shall become immediately exercisable in full for all of the option shares. Each such option shall thereupon terminate. Each option shall have a maximum term of ten (10) years.

    The 1990 Plan may be administered by the Board or the Compensation Committee of the Board. The plan administrator has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive option or a non-statutory option under the Federal tax laws, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding.

    The exercise price for options granted under the 1990 Plan may be paid in cash or in outstanding shares of Common Stock.

    The Board may amend or modify the 1990 Plan at any time. Certain amendments require shareholder approval. The 1990 Plan will terminate on June 30, 2000, unless sooner terminated by the Board.

    1992 NON-STATUTORY STOCK OPTION PLAN. The Company's 1992 Non-Statutory Stock Option Plan (the "1992 Plan") was originally adopted by the Board of Directors and approved by the Company's shareholders effective July 1, 1992 and was restated by the Board on June 17, 1992, which restatement was approved by the shareholders on August 27, 1992. The 1992 Plan authorizes for issuance 28,301 shares of Common Stock. As of June 30, 1997, no shares had been issued under the 1992 Plan, options to purchase an aggregate of 13,780 shares were outstanding and options to purchase 14,521 shares remained available for future grant. Shares of Common Stock subject to outstanding options which expire or terminate prior to exercise will be available for future issuance under the 1992 Plan.

    Under the 1992 Plan, key employees (including officers) and consultants of the Company or of any subsidiary and certain entities may, at the discretion of the plan administrator, be granted non-statutory options to purchase shares of Common Stock at an exercise price not less than the fair market value of such shares on the grant date. Options granted under the 1992 Plan are fully vested and immediately exercisable on the grant date. In the event the Company or its shareholders enter into an agreement to dispose of all or substantially all of the assets or stock of the Company by means of a sale, a reorganization, a liquidation or otherwise, each outstanding option shall thereupon terminate. In no event, may an option have a term of more than five (5) years.

    The 1992 Plan may be administered by the Board or the Compensation Committee of the Board. The plan administrator has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant and the terms and conditions of exercise with respect to each option grant.

    The exercise price for options granted under the 1992 Plan may be paid in cash, in outstanding shares of Common Stock, or through the net exercise of the option. Shares may be deducted from the shares to be issued upon exercise of an option granted under the 1992 Plan to satisfy the optionee's income tax withholding obligations. Options may also be exercised on a cashless basis through the same-day sale of the purchased shares.

    The plan administrator has the authority to effect, from time to time, the cancellation of outstanding options under the 1992 Plan, in exchange for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

    The Board may amend or modify the 1992 Plan at any time. Certain amendments require shareholder approval. The 1992 Plan will terminate on June 30, 2002, unless sooner terminated by the Board.

    1995 STOCK OPTION PLAN. The Company's 1995 Stock Option Plan (the "1995 Plan") was adopted by the Board of Directors on November 8, 1995, and approved by the shareholders of the Company in December, 1995. The Company initially reserved 620,000 shares of Common Stock for issuance under the 1995 Plan. On February 15, 1996 and April 22, 1996, the Board of Directors approved a share increase of 200,000 shares to be reserved for issuance under the 1995 Plan to a total of 820,000 shares, which share increase was subsequently approved by the Company's shareholders at the 1996 annual meeting. On March 21, 1997, the Board of Directors approved a share increase of 400,000 shares to be reserved for issuance under the 1995 Plan to a total of 1,220,000 shares, which share increase was subsequently approved by the Company's shareholders at the 1997 annual meeting. As of June 30, 1997, 85,333 shares had been issued under the 1995 Plan, options for 744,337 shares were outstanding and 390,225 shares remained available for future grant under the 1995 Plan. Shares of Common Stock subject to outstanding options which expire or terminate prior to exercise will be available for future issuance under the 1995 Plan.

    Under the 1995 Plan, employees (including officers) and independent consultants may, at the discretion of the plan administrator, be granted options to purchase shares of Common Stock at an exercise price not less than 85% of the fair market value of such shares on the grant date. Non-employee members of the Board of Directors will be eligible solely for automatic option grants under the 1995 Plan.

    The 1995 Plan may be administered by the Compensation Committee of the Board. The Compensation Committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive option or a non-statutory option under the Federal tax laws, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding. In no event, however, may any one participant in the 1995 Plan acquire in excess of 360,000 shares of Common Stock under the 1995 Plan.

    The exercise price for options granted under the 1995 Plan may be paid in cash or in outstanding shares of Common Stock. Options may also be exercised on a cashless basis through the same-day sale of the purchased shares. The Compensation Committee may also permit the optionee to pay the exercise price through a promissory note payable in installments over a period of years. The amount financed may include any Federal or state income and employment taxes incurred by reason of the option exercise.

    Each option granted to an officer of the Company subject to the short-swing profit restrictions of the Federal securities laws includes a special stock appreciation right that provides that, upon the acquisition of more than 50% of the Company's outstanding voting stock pursuant to a hostile tender offer, such option, if outstanding for at least six months, may be surrendered to the Company in exchange for a cash distribution to the officer based upon the tender offer price per share of Common Stock at the time subject to the surrendered option.

    The Compensation Committee has the authority to effect, from time to time, the cancellation of outstanding options under the 1995 Plan in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

    In the event the Company is acquired by merger, consolidation or asset sale, except as provided otherwise in specific option grants, the shares of Common Stock subject to each option outstanding at the time under the 1995 Plan will immediately vest in full, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the acquiring entity, and options will accelerate to the extent not assumed by the acquiring entity. The Compensation Committee also has discretion to provide for the acceleration of one or more outstanding options under the 1995 Plan and the vesting of shares subject to outstanding options upon the occurrence of certain hostile tender offers. Such accelerated vesting may be conditioned upon the subsequent termination of the affected optionee's service.

    Under the automatic grant program, each individual who first joins the Board as a non-employee director on or after the effective date of the 1995 Plan will receive at that time, an automatic option grant for 20,000 shares of Common Stock. In addition, at each annual shareholders meeting, beginning in 1997, each non-employee director will automatically be granted at that meeting, whether or not he or she is standing for re-election at that particular meeting, a stock option to purchase 1,000 shares of Common Stock, provided such individual has served on the Board for at least six months prior to such meeting. Each option will have an exercise price equal to the fair market value of the Common Stock on the automatic grant date and a maximum term of ten years, subject to earlier termination following the optionee's cessation of Board service. Each option will be immediately exercisable for all of the shares but the shares will be subject to repurchase at original cost. The repurchase right shall lapse and the optionee vest in a series of three equal annual installments over the optionee's period of Board service, beginning one year from the grant date. However, vesting of the shares will automatically accelerate upon (i) an acquisition of the Company by merger, consolidation or asset sale, (ii) a hostile take-over of the Company effected by tender offer for more than 50% of the outstanding voting stock or proxy contest for Board membership or (iii) the death or disability of the optionee while serving as a Board member.

    In the event that more than 50% of the Company's outstanding voting stock were to be acquired pursuant to a hostile tender offer, each automatic option grant that has been outstanding for at least six months may be surrendered by the optionee in return for a cash distribution from the Company based upon the tender offer price per share of Common Stock at the time subject to the canceled option.

    The Board may amend or modify the 1995 Plan at any time. The 1995 Plan will terminate on November 7, 2005, unless sooner terminated by the Board.

    401(k) PLAN. During 1992, the Company established a deferred compensation plan (the "401(k) Plan") pursuant to Section 401(k) of the Internal Revenue Code (the "Code"), whereby substantially all employees are eligible to contribute up to 20% of their pre-tax earnings, not to exceed amounts allowed under the Code. The Company may make contributions to the 401(k) Plan at the discretion of the Board of Directors. No Company contributions have been made to the 401(k) Plan by the Company.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

    The Company has adopted provisions in its Restated Articles of Incorporation that eliminate to the fullest extent permissible under California law the liability of its directors to the Company for monetary damages. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by California law, including in circumstances in which indemnification is otherwise discretionary under California law. The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

    In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

PRIVATE PLACEMENT TRANSACTIONS

    The Company has issued and sold the following securities to persons who are principal shareholders or directors of the Company. Each share of Series A, Series B, Series C and Series D Preferred Stock was affected by a one-for-5.3 reverse stock split before giving effect to the conversion of such outstanding Preferred Stock upon the closing of the Company's initial public offering in December 1995 (the "IPO"):

                                                                                                                 SHARES OF
                                              SHARES OF    SHARES OF    SHARES OF    SHARES OF   WARRANTS TO   COMMON STOCK
                                              SERIES A     SERIES B     SERIES C     SERIES D     PURCHASE      ISSUED UPON
                                              PREFERRED    PREFERRED    PREFERRED    PREFERRED     COMMON     PROMISSORY NOTE
INVESTOR(1)                                   STOCK(2)     STOCK(3)     STOCK(4)     STOCK(5)     STOCK(6)     CONVERSION(7)
-------------------------------------------  -----------  -----------  -----------  -----------  -----------  ---------------
Entities Affiliated with Hummer Winblad
  Venture Partners(8)......................      55,341       22,641       43,620       26,801       27,629         31,667
Entities Affiliated with Oak Investment
  Partners V, L.P..........................      --           60,377       34,269       48,242       45,209         31,667

------------------------

(1) Shares held by all affiliated persons and entities have been aggregated. See "Principal and Selling Shareholders."

(2) The shares were issued in October 1990. The per share purchase for the Series A Preferred Stock was $18.10.

(3) The shares were issued in June 1992. The per share purchase price for the Series B Preferred Stock was $33.13.

(4) The shares were issued in April 1994. The per share purchase price for the Series C Preferred Stock was $5.78.

(5) The shares were issued in May 1995. The per share purchase price for the Series D Preferred Stock was $9.33. The consideration paid for such stock was a combination of cash and cancellation of indebtedness.

(6) The warrants were issued in March 1992, March 1993 and May 1995.

(7) Represents shares of Common Stock issued upon the conversion of the notes at a conversion price of $3.25 per share. Of the $300,000 principal amount of the notes, $150,000 was issued to Hummer Winblad Venture Partners ("Hummer Winblad Ventures") and an affiliate and $150,000 was issued to Oak Investment Partners V, L.P. ("Oak Investment") and an affiliate. In November 1995, Hummer Winblad Ventures and Oak Investment and their respective affiliates agreed to convert the principal amount of such notes, plus accrued interest, into an aggregate of 63,334 shares of Common Stock. In consideration for such agreement, in November 1995 the Company issued each of Hummer Winblad Ventures and Oak Investment warrants to purchase 31,667 shares of Common Stock exercisable at a price of $7.20 per share for a period of 30 months following December 26, 1995 and at a price of $8.40 per share thereafter through November 6, 2000. See "Description of Capital Stock--Warrants."

(8) Mr. Hummer, an affiliate of Hummer Winblad Venture Partners and Hummer Winblad Technology Fund ("Hummer Winblad Technology"), is a director of the Company.

    In November 1995, the Company issued 125,000 units (the "Unit Offering"), each unit consisting of two shares of Series E Preferred Stock and a warrant to purchase one share of Common Stock, for $8.00 per unit. Each share of Series E Preferred Stock converted into one share of Common Stock upon the closing of the Company's initial public offering in December 1995. Hummer Winblad Ventures purchased 3,125 units, Oak Investment purchased 6,113 units and its affiliate, Oak V Affiliates Fund, L.P. ("Oak

Affiliates") purchased 137 units. American High Growth Equities Retirement Fund Trust purchased 50,000 units. See "Description of Capital Stock--Warrants."

    In November 1996, the Company issued 30,970 shares of Common Stock to Oak Investment, 697 shares of Common Stock to Oak Affiliates, 30,084 shares of Common Stock to Hummer Winblad Ventures and 1,583 shares of Common Stock to Hummer Winblad Technology, all pursuant to the conversion of the notes described in the chart and footnote 7 above.

    In December 1996, the Company issued an aggregate of 145,547 shares of Common Stock to Oak Investment and Oak Affiliates at a price of $5.00 per share pursuant to the exercise of warrants, including the warrants described in the chart and footnote 7 above, of which warrants to purchase 62,421 shares were acquired from Hummer Winblad Ventures and Hummer Winblad Technology.


    In December 1996, the Company issued $2,000,000 in principal amount of Convertible Notes to High Risk Opportunity Hub Fund Ltd. ("HRO") pursuant to the Debt Financing (as defined below). In April through June, 1997, HRO converted $457,120 in principal amount of Convertible Notes into an aggregate of 307,000 shares of Common Stock, at an average conversion price of $1.53 per share. At June 30, 1997 the remaining $1,530,000 principal balance of the Convertible Notes held by HRO were converted into Series A Preferred Stock. In July and August, 1997, HRO converted all holdings of Series A Preferred Stock into 1,214,836 shares of Common Stock, at an average conversion price of $1.26 per share. See "Description of Capital Stock--Preferred Stock and Convertible Notes and --Warrants."


EMPLOYMENT CONTRACTS

    In November 1995, the Company entered into employment agreements with Raymond R. Kingman, Jr., who served as President and Chief Executive Officer of the Company until his resignation as an officer and director on April 5, 1996, and William G. Pryor, Vice President of Development. The agreements provide for a grant to each individual of an option to purchase 100,000 shares of Common Stock at an exercise price of $3.50 per share. The option is immediately exercisable but subject to a right of repurchase by the Company at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. The repurchase right lapses and the optionee vests in a series of equal monthly installments over 36 months, beginning on the one-month anniversary of the grant date, and lapses in full upon a specified Change in Control of the Company (as defined). The agreement also provides that each of Messrs. Kingman and Pryor will receive a severance payment in the amount of six to twelve months of his base salary and other benefits if his employment is terminated in certain circumstances, such as an involuntary termination other than for cause (six months base salary) or an involuntary termination within twenty-four months of a Change in Control (twelve months base salary).

    In connection with his resignation on April 5, 1996, the Company entered into a Separation Agreement and Release with Mr. Kingman which, among other things, provided for certain payments and other financial compensation. Pursuant to such agreement, the Company agreed to pay Mr. Kingman a severance payment of $108,000 and to accelerate vesting of 62,500 of his 100,000-share option grant. The Company also agreed to provide continued health care for a period of up to 12 months.

    In connection with his resignation to be effective October 9, 1997, the Company entered into a Separation Agreement and Release with Mr. Pryor on August 5, 1997 which, among other things, provided for certain payments and other financial compensation. Pursuant to such agreement, the Company agreed to pay Mr. Pryor a 6 month severance payment payable bi-weekly over a 6 month period, to accelerate vesting of his remaining unvested options totaling 33,113 and to grant Mr. Pryor 25,000 shares of Common stock.

    In November 1995, the Company also entered into an employment agreement with Donald B. Witmer, pursuant to which Mr. Witmer became Vice President of Finance and Administration and Chief Financial Officer of the Company. The agreement provides for an annual salary of $120,000, a $2,000 per month housing allowance and a $500 per month car allowance. The agreement also provides for a grant of an option to purchase 135,000 shares of Common Stock at an exercise price of $3.50 per share. The option is immediately exercisable but subject to a right of repurchase by the Company at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. The repurchase right lapses and the optionee vests in a series of equal monthly installments over 36 months, beginning on the date Mr. Witmer commences employment, and lapses in full upon a specified Change in Control of the Company (as defined). The option has a maximum term of ten (10) years, subject to earlier termination in the event of the optionee's cessation of service with the Company. The agreement also provides that Mr. Witmer will receive a severance payment in the amount of six to twelve months of his base salary and other benefits if his employment is terminated in certain circumstances, such as an involuntary termination other than for cause (six months base salary plus bonus and other benefits) or an involuntary termination within twenty-four months of a Change in Control (twelve months base salary plus bonus and other benefits). In May 1997, the Company fully vested Mr. Witmer's option in lieu of payments owed to Mr. Witmer as part of his annual salary in order to alleviate operating cash constraints. On June 20, 1997, Mr. Witmer voluntarily terminated his employment with the Company.

    In March 1996, John J. Ambrose executed an offer letter with the Company, pursuant to which Mr. Ambrose became Chief Executive Officer in April 1996. The offer letter provides for an annual salary of $120,000, a signing bonus of $25,000 and a grant of an option to purchase 145,000 shares of Common Stock. John Ambrose's service as Chief Executive Officer and a director of the Company ceased on March 27, 1997. On July 3, 1997, the Company and Mr. Ambrose entered into a Separation Agreement and Release in connection with his resignation, which provided for a severance payment of $95,000.

TRANSACTIONS WITH H.J. MEYERS & CO., INC.

    Patrick W. Grady, a director of the Company, is a Managing Director Venture Capital of H.J. Meyers & Co., Inc. ("H.J. Meyers"). The Company retained H.J. Meyers to act as placement agent in connection with the Unit Offering. For acting as placement agent, H.J. Meyers received a fee of 10.00% of the aggregate proceeds from the Unit Offering and a non-accountable expense allowance of 3% of such aggregate proceeds. The Company also agreed to indemnity H.J. Meyers for certain liabilities, including those arising under the Securities Act, for serving as placement agent.


    The Company retained H.J. Meyers to act as placement agent in connection with the Debt Financing. Under the terms of the placement agent agreement, H.J. Meyers received a placement fee of 7% of the gross proceeds from the Debt Financing, reimbursement of accountable expenses of 1% of such gross proceeds and a warrant to purchase 16,538 shares of Common Stock at an exercise price of $6.50 per share. The warrant is exercisable for a four-year period commencing December 31, 1997 and is restricted from sale, assignment, transfer or hypothecation prior to its exercise date except to officers of H.J. Meyers and its officers and partners thereof. The Company granted the holder of the warrant certain registration rights with respect thereto and the shares of Common Stock issuable upon its exercise. See "Description of Capital Stock--Registration Rights." The Company also agreed to indemnify H.J. Meyers for certain liabilities, including those arising under the Securities Act, for serving as placement agent in connection with the Debt Financing.


    The Company's initial public offering was underwritten and this Offering is being underwritten by H.J. Meyers. In addition to an underwriting discount of $660,000, in connection with the Company's initial public offering, the Company paid H.J. Meyers a non-accountable expense allowance equal to 2.5% of the gross proceeds from the initial public offering. In connection with its initial public offering, the Company also issued to H.J. Meyers a warrant to purchase up to 110,000 shares of Common Stock at a price of $7.20 per share at any time during the four-year period commencing December 20, 1996. The Company has granted the holder of such warrant certain registration rights with respect thereto and the shares of Common Stock issuable upon its exercise.

    At the closing of this Offering, the Company will pay to H.J. Meyers an underwriting discount in addition to a non-accountable expense allowance equal to 3% of the gross proceeds from the Offering.

The Company also will issue to H.J. Meyers the Underwriter's Warrant to purchase up to 300,000 shares of Common Stock at a price of $3.15 per share, which will be exercisable at any time during the four-year period commencing one year from the date of this Prospectus. The Underwriter's Warrant will be restricted from sale, assignment, transfer or hypothecation prior to its exercise date except to officers of the Underwriter and members of the selling group and officers and partners thereof. The Company will grant certain registration rights with respect to the Underwriter's Warrant and the shares of Common Stock issuable upon its exercise.


    The Company has also agreed to enter into a consulting agreement with H.J. Meyers pursuant to which the Company will pay to H.J. Meyers a non-refundable fee of $6,000 per month for 12 months in exchange for H.J. Meyer's performance of certain consulting services related to corporate finance. The Company has agreed to pay to H.J. Meyers the entire one year fee upon the closing of this Offering. See "Underwriting."

    The Company believes that all of the foregoing transactions were in its best interests. All future transactions by the Company with officers, directors, 5% shareholders and their affiliates will be entered into only if the Company believes that such transactions are reasonably expected to benefit the Company and the terms of such transactions are no less favorable to the Company than could be obtained from unaffiliated parties.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of September 22, 1997, and as adjusted to reflect the sale of shares offered hereby, by (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director of the Company, (iii) each Named Executive Officer and
(iv) all directors and executive officers as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have investment and voting power with respect to such shares, subject to community property laws where applicable.


                                                                                    PERCENTAGE OF SHARES BENEFICIALLY
                                                                 NUMBER OF SHARES                OWNED(2)
                                                                   BENEFICIALLY     ----------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                                OWNED         BEFORE OFFERING   AFTER OFFERING
---------------------------------------------------------------  -----------------  -----------------  ---------------
Entities affiliated with Hummer Winblad Venture Partners(3) ...        186,321                4.0%              2.3%
  Two South Park
  Second Floor
  San Francisco, CA 94107
Entities affiliated with Oak Investment Partners V, L.P.(4) ...        332,601                7.1%              4.1%
  One Gorham Island
  Westport, CT 06880
Jeffrey F. Ait(5) .............................................        244,000                5.0%              3.0%
  c/o DeltaPoint, Inc.
  22 Lower Ragsdale Drive
  Monterey, CA 93940
William G. Pryor(6) ...........................................        141,535                3.0%              1.7%
  c/o DeltaPoint, Inc.
  22 Lower Ragsdale Drive
  Monterey, CA 93940
Donald B. Witmer(7) ...........................................        203,750                4.2%              2.5%
  c/o Delta Point, Inc.
  22 Lower Ragsdale Drive
  Monterey, CA 93940
John Hummer(3) ................................................        186,321                4.0%              2.3%
  c/o Hummer Winblad Venture Partners
  Two South Park
  Second Floor
  San Francisco, CA 94107
Patrick W. Grady(8) ...........................................        147,538                3.1%              1.8%
  c/o Delta Point, Inc.
  22 Lower Ragsdale Drive
  Monterey, CA 93940
Joseph Marengi(9) .............................................         52,000                1.1%            *
  c/o Delta Point, Inc.
  22 Lower Ragsdale Drive
  Monterey, CA 93940
Stephen Mendel(10) ............................................        143,713                3.1%              1.8%
  c/o Delta Point, Inc.
  22 Lower Ragsdale Drive
  Monterey, CA 93940
All directors and executive officers as a group (5
  persons)(11).................................................        773,572               15.1%              9.1%


------------------------

*   Less than one percent (1%).

(1) To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

(2) Percentage ownership is based on: (i) before the Offering, 4,681,381 shares of Common Stock outstanding as of September 22, 1997 and any shares issuable pursuant to securities convertible into or exercisable for shares of Common Stock by the person or group in question on September 22, 1997 or within 60 days thereafter; and (ii) after the Offering, the additional 3,000,000 shares to be issued by the Company in the Offering and the 360,000 shares to be issued in the Inlet Technology Acquisition.

(3) Consists of 181,877 shares of Common Stock held by Hummer Winblad Venture Partners and 4,444 shares of Common Stock held by Hummer Winblad Technology Fund ("Hummer Winblad Technology"). Mr. Hummer, a director of the Company, is a General Partner of Hummer Winblad Equity Partners, which is the General Partner of Hummer Winblad Venture Partners and Hummer Winblad Technology. Mr. Hummer disclaims beneficial ownership of the securities held by these entities except to the extent of his pecuniary interest therein arising from his general partnership interest in Hummer Winblad Equity Partners.

(4) Consists of 325,289 shares of Common Stock held by Oak Investment Partners V, L.P. ("Oak Investment") and 7,312 shares of Common Stock held by Oak V Affiliates Fund, L.P. ("Oak Affiliates"). Edward F. Glassmeyer is a general partner of Oak Investment and Oak Affiliates. Mr. Glassmeyer disclaims beneficial ownership of the securities held by these entities, except to the extent of his pecuniary interest therein arising from his general partnership in Oak Investment. See "Description of Capital Stock--Warrants." Oak Affiliates is an affiliate of Oak Investment.

(5) Includes 225,000 shares of Common Stock subject to a stock option granted in March 1997 which is currently exercisable or exercisable within sixty
    (60) days after September 22, 1997.

(6) Includes 101,894 shares of Common Stock subject to stock options currently exercisable or exercisable within sixty (60) days after September 22, 1997, including an option to purchase 100,000 shares of Common Stock granted on November 10, 1995 that is immediately exercisable but subject to a right of repurchase upon termination of employment that lapses in equal monthly installments over 36 months and lapses in full upon a specified change in control. See "Management--Stock Option Information" and "Certain Transactions--Employment Contracts."

(7) Consists of 12,500 shares of Common Stock, an immediately exercisable Warrant to purchase 6,250 shares of Common Stock and an option to purchase 135,000, 10,000 and 40,000 shares of Common Stock, respectively granted on November 10, 1995, April 22, 1996 and November 4, 1996, respectively that is immediately exercisable but subject to a right of repurchase upon termination of employment that lapses in equal monthly installments over 36 months and lapses in full upon a specified change in control. See "Certain Transactions--Employment Contracts."

(8) Includes an option to purchase 20,000 shares of Common Stock granted on August 13, 1996 and 1,000 shares of Common Stock granted on June 20, 1997 that is immediately exercisable but subject to a right of repurchase upon termination of service as a director that lapses in equal annual installments over three years and lapses in full on a specified change in control. See "Management--1995 Stock Option Plan." Also includes 110,000 shares of Common Stock that may be acquired by H.J. Meyers upon exercise of the warrant issued to H.J. Meyers in connection with the Company's initial public offering and 16,538 shares of Common Stock that may be acquired upon exercise of the warrant issued to H.J. Meyers in connection with the Debt Financing. Mr. Grady, a director of the Company, is a Managing Director, Venture Capital of H.J. Meyers. Mr. Grady disclaims beneficial ownership of the securities that may be acquired by H.J. Meyers except to the extent of his pecuniary interest therein.

(9) Consists of 50,000 shares of Common Stock subject to a stock option granted in July 1997 which is currently exercisable or exercisable within sixty (60) days after September 22, 1997 but subject to a right of repurchase upon termination of service as a director that lapses in equal annual installments over three years and lapses in full on a specified change in control.

(10) Includes an option to purchase 20,000 shares of Common Stock granted in July 1997 that is immediately exercisable but subject to a right of repurchase upon termination of service as a director that lapses in equal annual installments over three years and lapses in full on a specified change in control. Also includes 123,713 shares of Common Stock held by SLF Partners II, L.P. and SLF Partners III, L.P. Mr. Mendel, a director of the Company, is a special limited partner in each of SLF Partners II, L.P. and SLF Partners III, L.P. Mr. Mendel disclaims beneficial ownership of the securities held by these entities except to the extent of his pecuniary interest therein arising from his limited partnership interest in SLF Partners II, L.P. and SLF Partners III, L.P.

(11) Consists of 331,034 shares of Common Stock, immediately exercisable warrants to purchase 126,538 shares of Common Stock and 316,000 shares of Common Stock subject to stock options currently exercisable or exercisable within sixty (60) days of September 22, 1997.

                          DESCRIPTION OF CAPITAL STOCK

    As of September 22, 1997 the Company is authorized to issue 25,000,000 shares of Common Stock, no par value, and 4,000,000 shares of Preferred Stock, no par value.

COMMON STOCK

    As of September 22, 1997, there were 4,681,381 shares of Common Stock outstanding held of record by approximately 60 shareholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders. In the election of directors, however, cumulative voting is authorized for all shareholders if any shareholder gives notice at a meeting, prior to voting for the election of directors, of his or her intention to cumulate votes. Subject to the prior rights of holders of Preferred Stock, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. The Common Stock has no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK AND CONVERTIBLE NOTES

    At the closing of the Company's initial public offering in December 1995, all previously outstanding shares of Preferred Stock were converted into Common Stock. As of September 22, 1997, the Company is authorized to issue up to 4,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock, as well as to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the shareholders. The Board of Directors, without shareholder approval, may issue Preferred Stock with voting and conversion rights which could materially adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock could also decrease the amount of earnings and assets available for distribution to holders of Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

    In December 1996, the Company raised approximately $1,949,000 in net proceeds from the sale and issuance of 6% Convertible Subordinated Debentures ("Convertible Notes") to HRO and an additional investor (the "Debt Financing"). The Company issued $2,150,000 principal amount of Convertible Notes that were convertible at the option of the holders thereof, in whole or in part, into shares of Common Stock, at a conversion price (the "Conversion Price") equal to the lower of (i) 80% of the average closing bid price of the Common Stock, as publicly reported, for the five business days prior to the business day on which notice of conversion is transmitted by the note holder (or, in the event of automatic conversion, as described below, five business days prior to the business day on which the conversion is deemed to take place) or (ii) $6.70. All unconverted Convertible Notes would convert automatically into Common Stock at the Conversion Price on the second anniversary of the Debt Financing closing, or earlier in the event of a merger of the Company into another entity, a change in control of the Company or a sale of all or substantially all the Company's assets. The Conversion Price was subject to adjustment in certain circumstances. The Convertible Notes may have been redeemed by the Company at 120% of the principal amount being redeemed, plus accrued interest, at the Company's sole election if the average closing offer price for the Common Stock for any five-day period was below $4.00. As of September 22, 1997 and after giving effect to the Series A Transaction (as described below), all Convertible Notes had been exchanged for Common Stock or Series A Preferred Stock.

    In May 1997, the Company entered into a Series A Preferred Stock Purchase Agreement (the "Series A Purchase Agreement") with HRO, pursuant to which HRO agreed to exchange the entire then-outstanding principal amount of Convertible Notes held by it for shares of the Company's Series A Preferred Stock ("Series A Preferred Stock") at a purchase price of $1,000 principal amount of Convertible Notes per share of Series A Preferred Stock (such transaction being referred to herein as the "Series A Transaction").

    In connection with the Series A Transaction, each share of Series A Preferred Stock is convertible, at any time, at the option of the holder, into the number of shares of the Company's Common Stock determined by dividing $1,000 by the lower of (i) 80% of the average of the fair market value of the Common Stock for the five business days prior to the conversion date, or (ii) $3.50 per share. The conversion price is subject to adjustment in certain circumstances. The shares of Series A Preferred Stock are also automatically convertible into Common Stock on the second anniversary of their issue date or, if earlier, upon the occurrence of certain other events. The holders of Series A Preferred Stock are entitled to cumulative dividends at an annual rate of $90.00 per share, payable quarterly. Dividends are payable in cash or, at the Company's election, in shares of Common Stock valued at 80% of the average fair market value thereof for the five business days prior to the day on which dividends are payable. Upon liquidation of the Company or a merger of the Company that results in the transfer of 50% or more of the voting power of the Company or the sale of all or substantially all of the Company's assets, holders of Series A Preferred Stock are entitled to receive $1,000 per share plus any accrued but unpaid dividends.

    The conversion of HRO's Convertible Notes into the Series A Preferred Stock took place on June 30, 1997. As of September 22, 1997, all Series A Preferred Stock had been exchanged for Common Stock.

WARRANTS

    The Company issued warrants to purchase an aggregate of 125,000 shares of Common Stock on
November 6, 1995. The warrants are exercisable for a five-year period commencing on November 6, 1995. The exercise price of the warrants is $7.20 per share of Common Stock through June 26, 1998 and $8.40 per share of Common Stock thereafter through November 6, 2000. The warrants contain anti-dilution provisions providing adjustment in the event of certain dilutive issuances and any recapitalization, stock dividend, stock split or similar transaction. The warrants do not entitle the holder thereof to any rights as a shareholder of the Company until the warrants are exercised and shares are purchased thereunder. The warrants and the shares of Common Stock issuable upon exercise thereof may not be offered for sale except in compliance with the applicable provisions of the Securities Act. Of such warrants, warrants to purchase an aggregate of 53,125 shares were exercised during November 1996 and warrants to purchase an aggregate of 71,875 shares were outstanding at September 22, 1997. The Company has filed a registration statement in respect of such warrants and the shares of Common Stock issuable upon the conversion thereof.


    The Company has issued or will issue warrants to H.J. Meyers to purchase shares of Common Stock in connection with the Company's initial public offering, the Debt Financing and this Offering. With respect to (i) the warrant for 110,000 shares of Common Stock with an exercise price per share of $7.20 issued in connection with the Company's initial public offering and exercisable for a four-year period commencing December 20, 1996; (ii) the warrant for 16,538 shares of Common Stock with an exercise price per share of $6.50 issued in connection with the Debt Financing and exercisable for a four-year period commencing on December 31, 1997 and (iii) the Underwriter's Warrant to be granted in connection with this Offering, the parties have agreed that such warrants, subject to certain exceptions, are not transferable prior to their exercise dates. Each of the warrants contains anti-dilution provisions providing for adjustment in the event of any recapitalization, stock dividend, stock split or similar transaction. The warrants do not entitle any holder thereof to any rights as a shareholder of the Company until such warrants are exercised and shares are purchased thereunder. The warrants and the shares of Common Stock thereunder may not be offered for sale except in compliance with the applicable provisions of the Securities Act. The Company has agreed that, if it shall cause to be filed with the Securities and Exchange Commission a registration statement, the holder(s) of the warrants have the right during certain specified periods to include in such amendment or registration statement the warrant and the shares of Common Stock issuable upon its exercise at no expense to the holder(s) thereof. H.J. Meyers has waived such registration rights with respect to its existing warrants in connection with this Offering. Additionally, the Company has agreed in each of the three warrants that, upon written request by a holder or holders of 50% or more of the warrant which is made during the exercise period of the warrant, the Company will, on two separate occasions, register the warrant and the shares of Common Stock issuable upon exercise thereof. The initial such registration will be at the Company's expense and the second such registration will be at the expense of the holder(s) of the warrant. The Company will use its best efforts to keep such registration statement(s) for a period of at least 180 days (and up to an additional 90 days if requested by the holder(s)) from the effective date thereof. See "--Registration Rights" and "Underwriting."

REGISTRATION RIGHTS


    On April 9, 1997, the Company filed a post-effective amendment to a registration statement on Form SB-2 (No. 333-17733) covering the resale of 298,396 shares of outstanding Common Stock issued upon conversion of Series D Preferred Stock, conversion of certain promissory notes and issued in the Global Technologies transaction. The Company also filed a post-effective amendment to a registration statement on Form SB-2 on June 12, 1997 covering the resale of 262,922 outstanding shares of Common Stock, 71,875 shares of Common Stock issuable upon exercise of outstanding warrants, and 71,875 outstanding warrants. These registration statements were filed pursuant to the terms of the agreements governing the issuance of the Common Stock issued or issuable pursuant thereto. Such agreements require the Company to use its best efforts to maintain the effectiveness of these registration statements for varying periods of time or until the Company is satisfied that all of the Common Stock covered by such registration statements could be resold pursuant to Rule 144.


    The Company has granted or will grant registration rights to H.J. Meyers in connection with the Company's grant of warrants to acquire shares of Common Stock in connection with the Company's initial public offering, the Debt Financing and this Offering. The Company has agreed that if it files a registration statement covering its equity securities, H.J. Meyers shall have the right to include in such registration statement the Common Stock shares issuable upon exercise of the respective warrants; provided, however, that such right shall expire (i) on December 20, 2000 with respect to the 110,000 shares of Common Stock issuable upon conversion of the warrant granted in connection with the Company's initial public offering; (ii) on January 1, 2002 with respect to the 16,538 shares of Common Stock issuable upon conversion of the warrant granted in connection with the Debt Financing; and (iii) on the day after the fourth anniversary of the date of this Prospectus with respect to the shares issuable upon conversion of the Underwriter's Warrant to be granted in connection with this Offering. The Company has agreed to maintain the effectiveness of such registration statement(s) for so long as such shares remain outstanding. Additionally, the Company has agreed in each of the three warrants that, upon written request by a holder or holders of 50% or more of the warrant which is made during the exercise period of the warrant, the Company will, on two separate occasions, register the warrant and the shares of Common Stock issuable upon exercise thereof. The initial such registration will be at the Company's expense and the second such registration will be at the expense of the holder(s) of the warrant. See "Description of Capital Stock--Warrants."

    In connection with the Site Tech Acquisition, the Company also granted registration rights with respect to the 550,029 shares of Common Stock paid to the former Site stockholders. Pursuant to such registration rights, the Company agreed to use its best efforts within 9 months and 12 months, respectively, following the closing of the Site Tech Acquisition to effect a registration statement covering the sale and distribution of the 550,029 shares, subject to certain conditions. The Company further agreed to keep each such registration statement effective for a period of 180 days or until the holder(s) have completed the distribution pursuant to such registration statement.

    The Letter of Intent with respect to the Inlet Technology Acquisition contemplates that Inlet will receive registration rights with respect to the 360,000 shares of Common Stock issuable to Inlet pursuant to such transaction. The parties to the Letter of Intent are negotiating the definitive documentation with respect to the Inlet Technology Acquisition, including the documentation with respect to such registration rights. See "Corporate Developments."

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this Offering and the Inlet Technology Acquisition, the Company will have outstanding approximately 8,041,381 shares of Common Stock, assuming no exercise of the Underwriter's over-allotment option and no exercise of outstanding options or warrants. Of these shares and following the expiration or earlier release from the 13-month lockup agreements with the Underwriter, 6,273,405 will be freely tradeable without restrictions under the Securities Act and 1,409,976 will be freely tradeable, subject to Rule 144 volume limitations. The shares offered hereby are freely tradeable without restrictions under the Securities Act. Sales of substantial amounts of the Company's Common Stock in the public market or the prospect of such sales could materially adversely affect the market price of the Common Stock.

    The Company has agreed not to offer, issue, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock for a period of one year from the date of this Prospectus without the prior written consent of the Underwriter, subject to certain exceptions.

    In addition, the holders of warrants to purchase a total of 198,413 shares of Common Stock, the former stockholders of Site/technologies/inc., who hold a total of 550,029 shares of Common Stock, Inlet, who is expected to receive 360,000 shares of Common Stock pursuant to the Inlet Technology Acquisition, and the holders of the Underwriter's Warrant are each entitled to or are expected to become entitled to certain rights with respect to registration of such shares of Common Stock for offer or sale to the public. If such holders, by exercising their rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Company's Common Stock.

    The Company intends to file an amendment to its registration statement on Form S-8 under the Securities Act to cover an additional 400,000 (for an aggregate of 1,220,000) shares of Common Stock reserved for issuance under its 1995 Option Plan. Accordingly, shares registered under such registration statement will, subject to vesting restrictions and Rule 144 volume limitations applicable to affiliates of the Company, be available for sale in the open market. See "Risk Factors--Shares Eligible for Future Sale" and "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

    The Underwriter has agreed, subject to the terms and conditions of the Underwriting Agreement between the Company and the Underwriter, to purchase from the Company 3,000,000 shares of Common Stock. The underwriting discount set forth on the cover page of this Prospectus will be allowed to the Underwriter at the time of delivery to the Underwriter of the shares so purchased.

                                                                                    NUMBER OF
                                                                                    SHARES TO
                                                                                       BE
NAME OF UNDERWRITER                                                                 PURCHASED
---------------------------------------------------------------------------------  -----------
H. J. Meyers & Co., Inc..........................................................   3,000,000


    The Underwriter has advised the Company that it proposes to offer the shares to the public at an offering price of $2.25 per share and that the Underwriter may allow certain dealers who are members of the National Association of Securities Dealers ("NASD") a concession of not in excess of $0.105 per share. After commencement of the Offering, the public offering price and concession may be changed.


    The Company has granted to the Underwriter an option, exercisable during the 30 business-day period from the date of this Prospectus, to purchase up to a maximum of 450,000 additional shares on the same terms set forth above. The Underwriter may exercise such rights only to satisfy over-allotment in the sale of the shares.


    The Company has agreed to pay to Underwriter a non-accountable expense equal to 3% of the total proceeds of the Offering of $202,500 (or $232,875 if the Underwriter exercises the over-allotment option in full). In addition to the Underwriter's commission and the Underwriter's non-accountable expense allowance, the Company is required to pay the costs of qualifying the shares of Common Stock, under federal and state securities laws, together with legal and accounting fees, printing and other costs in connection with this Offering, estimated to total approximately $467,500.



    At the closing of this Offering, the Company will issue to the Underwriter the Underwriter's Warrant to purchase for investment a maximum of 300,000 shares of Common Stock. The Underwriter's Warrant and the underlying shares are being registered by means of the Registration Statement of which this Prospectus forms a part. The Underwriter's Warrant will be exercisable for a four year period commencing one year from the date of this Prospectus. The exercise price of the Underwriter's Warrant will be $3.15 per share. The Underwriter's Warrant will be restricted from sale, assignment, transfer or hypothecation prior to its exercise date except to officers of the Underwriter and members of the selling group and officers and partners thereof. The Underwriter's Warrant will contain anti-dilution provisions. The Underwriter's Warrant does not entitle the Underwriter to any rights as a shareholder of the Company until such Warrant is exercised and the shares of Common Stock are purchased thereunder. The Underwriter's Warrant and the shares of Common Stock thereunder may not be offered for sale except in compliance with the applicable provisions of the Securities Act. The Company has agreed that, if it shall cause to be filed with the Commission either an amendment to the Registration Statement of which this Prospectus is a part or a separate registration statement, the Underwriter shall have the right during the five-year period commencing on the date of this Prospectus to include in such amendment or Registration Statement the Underwriter's Warrant and the Company has agreed that, upon written request by a holder or holders of 50% or more of the Underwriter's Warrant which is made during the exercise period of the Underwriter's Warrant, the Company will on two separate occasions, register the Underwriter's Warrant and the shares of Common Stock issuable upon exercise thereof. The initial such registration will be at the Company's expense and the second such registration will be at the expense of the holder(s) of the Underwriter's Warrant.


    For the period during which the Underwriter's Warrant is exercisable, the holder or holders will have the opportunity to profit from a rise in the market value of the Company's Common Stock, with a resulting dilution in the interests of the other shareholders of the Company. The holder or holders of the

Underwriter's Warrant can be expected to exercise it at a time when the Company would, in all likelihood, be able to obtain any needed capital from an offering of its unissued Common Stock on terms more favorable to the Company than those provided for in the Underwriter's Warrant. Such facts may materially adversely affect the terms on which the Company can obtain additional financing. To the extent that the Underwriter realizes any gain from the resale of the Underwriter's Warrant or the securities issuable thereunder, such gain may be deemed additional underwriting compensation under the Securities Act.

    The Company has agreed to enter into a consulting agreement with the Underwriter under the terms of which the Underwriter has agreed to perform consulting services related to corporate finance and will be paid a non-refundable fee of $6,000 per month for 12 months. The Company has agreed to pay the Underwriter the entire one year fee upon the closing of this Offering.

    The Company has agreed that for a period of six (6) months from the date of this Prospectus, it will not sell any securities, with the exception of (i) the shares of Common Stock issued upon exercise of options granted under the Company's Stock Plans, warrants or other convertible securities outstanding prior to the date of this Prospectus and (ii) the shares of Common Stock issued or issuable in connection with the Inlet Technology Acquisition, without the Underwriter's prior written consent, which consent shall not be unreasonably withheld. In addition, for a period of twenty-four (24) months from the date of this Prospectus, the Company will not issue any shares of Preferred Stock or sell or issue any securities pursuant to Regulation S under the Securities Act without the Underwriter's prior written consent.

    Directors and officers of the Company are expected to be subject to lock-up agreements under which they will agree not to sell or dispose of any shares of Common Stock issued to them directly by the Company, for a period of 13 months after the date of this Prospectus, without prior written consent of the Underwriter.

    The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriters against certain liabilities in connection with the Registration Statement, including liabilities under the Securities Act.


    The Company retained H.J. Meyers to act as placement agent in connection with the Debt Financing. Under the terms of the placement agent agreement, H.J. Meyers received a placement fee of 7% of the gross proceeds from the Debt Financing, reimbursement of accountable expenses of 1% of such gross proceeds and a warrant to purchase 16,538 shares of Common Stock at an exercise price of $6.50 per share. The warrant is exercisable for a four-year period commencing December 31, 1997 and is restricted from sale, assignment, transfer or hypothecation prior to its exercise date except to officers of H.J. Meyers and its officers and partners thereof. The Company granted the holder of the warrant certain registration rights with respect thereto and the shares of Common Stock issuable upon its exercise. See "Description of Capital Stock--Registration Rights." The Company also agreed to indemnify H.J. Meyers for certain liabilities, including those arising under the Securities Act, for serving as placement agent in connection with the Debt Financing.


    The Company's initial public offering was underwritten by the Underwriter, and the Underwriter also serves as a market maker with regard to the Company's Common Stock. Patrick Grady, a director of the Company, serves as the Managing Director, Venture Capital of the Underwriter. In addition to an underwriting discount of $414,000, in connection with the Company's initial public offering, the Company paid the Underwriter a non-accountable expense allowance of $189,750. In addition, in connection with the Company's initial public offering, the Company issued to the Underwriter a warrant to purchase up to 110,000 shares of the Company's Common Stock at a price of $7.20 per share at any time during the four-year period commencing on December 20, 1996.

    In connection with this Offering, the Company has agreed that for a period of 36 months from the Closing of this Offering, the Underwriter shall have the right to designate two members to the Company's

Board of Directors, provided that the designees are acceptable to the Company and, provided further, that not more than one of the designees will be an affiliate of H.J. Meyers.

    Any limitation on the ability of the Underwriter to make a market in the Company's Common Stock could adversely impact the liquidity or trading price of the Company's Common Stock, which could have a material adverse impact on the market price of the Company's Common Stock. The Chicago office of the Securities and Exchange Commission is conducting a private, nonpublic investigation of H.J. Meyers & Co., Inc., the Underwriter and the principal market maker in the Company's Common Stock, pursuant to a Formal Order of Investigation issued by the Commission. The investigation is focused on whether the Underwriter may have violated applicable securities laws and the rules and regulations thereunder, with respect to sales of certain securities. The Company is currently unable to assess the potential impact of the outcome of the Staff's investigation on the Underwriter's ability to make a market in the Company's Common Stock (including Common Stock in this Offering) or trading in the Company's securities.

    In connection with the Offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriter may overallot the Offering, creating a syndicate short position. In addition, the Underwriter may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members in the Offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilizing transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriter is not required to engage in these activities, and may end any of the activities at any time.

    The Underwriter has advised the Company that the Underwriter does not intend to confirm sales to any account over which it exercises discretionary authority.

                                 LEGAL MATTERS

    The validity of the shares offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

    Certain legal matters in connection with the Offering will be passed upon for the Underwriter by Freshman, Marantz, Orlanski, Cooper & Klein, a law corporation, Beverly Hills, California.

                                    EXPERTS

    The financial statements as of December 31, 1995 and 1996 and for each of the two years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern, as described in Note 1 to the financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other documents filed with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is quoted on the OTC Bulletin Board under the symbol "DTPT."

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement on Form SB-2 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, each statement being qualified in all respects by such reference. The Registration Statement may be inspected without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon the payment of the fees prescribed by the Commission.

                                DELTAPOINT, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Accountants..........................................................................         F-2

Balance Sheet as of December 31, 1995 and 1996 and June 30, 1997 (unaudited)...............................         F-3

Statement of Operations for the Years Ended December 31, 1995 and 1996 and for the six months ended June
  30, 1996 and 1997 (unaudited)............................................................................         F-4

Statement of Shareholders' Equity for the Years Ended December 31, 1995 and 1996 and for the six months
  ended June 30, 1997 (unaudited)..........................................................................         F-5

Statement of Cash Flows for the Years Ended December 31, 1995 and 1996 and for the six months ended June
  30, 1996 and 1997 (unaudited)............................................................................         F-6

Notes to Financial Statements..............................................................................         F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
  Shareholders of DeltaPoint, Inc.

    In our opinion, the accompanying balance sheet and the related statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of DeltaPoint, Inc. at December 31, 1995 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has an accumulated deficit of $13,666,000 and has incurred recent significant losses that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          PRICE WATERHOUSE LLP

San Jose, California
March 25, 1997

                                DELTAPOINT, INC.

                                 BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                    DECEMBER 31,
                                                                --------------------   JUNE 30,
                                                                  1995       1996        1997
                                                                ---------  ---------  -----------
                                                                                      (UNAUDITED)
                                             ASSETS

Current assets:
  Cash and cash equivalents...................................  $   4,629  $   3,142   $   1,211
  Accounts receivable, net of allowance for doubtful accounts
    of $259, $118 and $111....................................      1,225      1,904         812
  Inventories.................................................        182        133         117
  Prepaid expenses and other current assets...................        194        557         485
                                                                ---------  ---------  -----------
    Total current assets......................................      6,230      5,736       2,625
Property and equipment, net...................................         49        277         235
Purchased software, net.......................................        438        299         224
Deposits and other assets.....................................         47         34          30
                                                                ---------  ---------  -----------
                                                                $   6,764  $   6,346   $   3,114
                                                                ---------  ---------  -----------
                                                                ---------  ---------  -----------

                              LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable............................................  $     665  $   1,238   $   1,305
  Accrued liabilities.........................................      1,337      1,146         923
  Reserve for returns.........................................        398        771         225
  Notes payable...............................................        865      2,150          38
  Current portion of capital lease obligations................         50     --          --
                                                                ---------  ---------  -----------
    Total current liabilities.................................      3,315      5,305       2,491
                                                                ---------  ---------  -----------
Commitments and contingencies (Note 6)

Shareholders' equity:
  Preferred Stock, no par value, 4,000,000 shares authorized,
    2,500 shares designated as Series A, 1,530 shares issued
    and outstanding...........................................     --         --           1,530
  Common Stock, no par value, 25,000,000 shares authorized,
    2,025,243, 2,485,540 and 2,871,873 shares issued and
    outstanding...............................................     12,267     14,707      15,847
  Accumulated deficit.........................................     (8,818)   (13,666)    (16,754)
                                                                ---------  ---------  -----------
    Total shareholders' equity................................      3,449      1,041         623
                                                                ---------  ---------  -----------
                                                                $   6,764  $   6,346   $   3,114
                                                                ---------  ---------  -----------
                                                                ---------  ---------  -----------

   The accompanying notes are an integral part of these financial statements.

                                DELTAPOINT, INC.

                            STATEMENT OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         YEAR ENDED DECEMBER     SIX MONTHS ENDED
                                                                                 31,                 JUNE 30,
                                                                         --------------------  --------------------
                                                                           1995       1996       1996       1997
                                                                         ---------  ---------  ---------  ---------
                                                                                                   (UNAUDITED)
Net revenues...........................................................  $   4,043  $   4,950  $   1,893  $   1,495
Cost of revenues.......................................................      1,337      1,181        621        470
                                                                         ---------  ---------  ---------  ---------
    Gross profit.......................................................      2,706      3,769      1.272      1,025
                                                                         ---------  ---------  ---------  ---------
Operating expenses:
  Sales and marketing..................................................      1,922      4,685      2,051      2,241
  Research and development.............................................      2,036      2,618      1,088      1,347
  General and administrative...........................................      1,234      1,388        961        479
                                                                         ---------  ---------  ---------  ---------
  Total operating expenses.............................................      5,192      8,691      4,100      4,067
                                                                         ---------  ---------  ---------  ---------
Loss from operations...................................................     (2,486)    (4,922)    (2,828)    (3,042)
Interest (expense) income, net.........................................       (146)        74         39       (817)
Other income...........................................................     --         --         --            771
                                                                         ---------  ---------  ---------  ---------
Net loss...............................................................  $  (2,632) $  (4,848) $  (2,789) $  (3,088)
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------
Net loss per share.....................................................  $   (2.42) $   (2.17) $   (1.27) $   (1.20)
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------
Shares and share equivalents used in per share calculations............      1,086      2,231      2,193      2,571
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------

   The accompanying notes are an integral part of these financial statements.

                                DELTAPOINT, INC.

                       STATEMENT OF SHAREHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                      PREFERRED STOCK          COMMON STOCK            ACCUMULATED
                                                   ----------------------  ---------------------  ---------------------
                                                     SHARES      AMOUNT      SHARES     AMOUNT     DEFICIT      TOTAL
                                                   -----------  ---------  ----------  ---------  ----------  ---------
Balance at December 31, 1994.....................      --          --         182,717  $     145  $   (6,186) $  (6,041)
  Exercise of stock options......................      --          --             382          1      --              1
  Issuance of warrants...........................      --          --          --              6      --              6
  Sale of Common Stock...........................      --          --       1,100,000      5,143      --          5,143
  Issuance of Common Stock for acquisition of
    purchased technology.........................      --          --         100,000        600      --            600
  Conversion of mandatorily redeemable
    convertible preferred stock..................      --          --         578,810      5,992      --          5,992
  Conversion of notes payable and accrued
    interest.....................................      --          --          63,334        380      --            380
  Net loss.......................................      --          --          --         --          (2,632)    (2,632)
                                                        -----   ---------  ----------  ---------  ----------  ---------
Balance at December 31, 1995.....................      --          --       2,025,243     12,267      (8,818)     3,449
  Issuance of Common Stock.......................      --          --         379,297      1,797      --          1,797
  Exercise of stock options......................                              81,000        643      --            643
  Net loss.......................................      --          --          --         --          (4,848)    (4,848)
                                                        -----   ---------  ----------  ---------  ----------  ---------
Balance at December 31, 1996.....................      --          --       2,485,540     14,707     (13,666)     1,041
  Exercise of stock options (unaudited)..........                               4,333         21      --             21
  Discounted conversion feature of notes payable
    (unaudited)..................................      --          --          --            537      --            537
  Conversion of notes payable to Preferred Stock
    (unaudited)..................................       1,530   $   1,530      --         --          --          1,530
  Conversion of notes payable to Common Stock
    (unaudited)..................................      --          --         382,000        582      --            582
  Net loss (unaudited)...........................      --          --          --         --          (3,088)    (3,088)
                                                        -----   ---------  ----------  ---------  ----------  ---------
Balance at June 30, 1997 (unaudited).............       1,530   $   1,530   2,871,873  $  15,847  $  (16,754) $     623
                                                        -----   ---------  ----------  ---------  ----------  ---------
                                                        -----   ---------  ----------  ---------  ----------  ---------

   The accompanying notes are an integral part of these financial statements.

                                DELTAPOINT, INC.

                            STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                         YEAR ENDED DECEMBER     SIX MONTHS ENDED
                                                                                 31,                 JUNE 30,
                                                                         --------------------  --------------------
                                                                           1995       1996       1996       1997
                                                                         ---------  ---------  ---------  ---------
                                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net loss.............................................................  $  (2,632) $  (4,848) $  (2,789) $  (3,088)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization......................................        163        254        102        342
    In process research and development................................      1,240     --         --         --
    Discounted conversion feature of notes payable.....................     --         --         --            537
    Gain on DeltaGraph disposition.....................................     --         --         --           (771)
    Other..............................................................         40     --         --         --
    Change in assets and liabilities:
      Accounts receivable..............................................       (642)      (679)       336      1,092
      Inventories......................................................         44         49         65         16
      Prepaid expenses and other current assets........................       (113)      (162)        (1)      (129)
      Accounts payable.................................................       (751)       573        410         67
      Accrued liabilities..............................................        670       (191)      (283)      (223)
      Reserve for returns..............................................        326        373       (158)      (546)
      Deposits and other assets........................................          9         13         18          4
                                                                         ---------  ---------  ---------  ---------
        Net cash used in operating activities..........................     (1,646)    (4,618)    (2,300)    (2,699)
                                                                         ---------  ---------  ---------  ---------
Cash flows from investing activities:
  Acquisition of property and equipment................................        (29)      (340)      (272)       (24)
  Acquisition of purchased software....................................       (225)        (3)    --         --
  DeltaGraph disposition...............................................     --         --         --            771
                                                                         ---------  ---------  ---------  ---------
        Net cash (used in) provided by investing activities............       (254)      (343)      (272)       747
                                                                         ---------  ---------  ---------  ---------
Cash flows from financing activities:
  Proceeds from issuance of preferred stock, net.......................      1,815     --         --         --
  Proceeds from issuance of Common Stock and warrants, net.............      5,150      2,440        790         21
  Proceeds from issuance of notes payable, net.........................     --          1,949     --         --
  Repayment of notes payable...........................................       (289)      (865)    --         --
  Repayment of capitalized lease obligations...........................       (177)       (50)       (45)    --
                                                                         ---------  ---------  ---------  ---------
        Net cash provided by financing activities......................      6,499      3,474        745         21
                                                                         ---------  ---------  ---------  ---------
Increase (decrease) in cash and cash equivalents.......................      4,599     (1,487)    (1,827)    (1,931)
Cash and cash equivalents at beginning of period.......................         30      4,629      4,629      3,142
                                                                         ---------  ---------  ---------  ---------
Cash and cash equivalents at end of period.............................  $   4,629  $   3,142  $   2,802  $   1,211
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------

   The accompanying notes are an integral part of these financial statements.

                                DELTAPOINT, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES:

    Founded in 1989, DeltaPoint, Inc. (the Company), has headquarters in Monterey, California, and distribution partners in the United States, Europe, Japan, and Asia-Pacific. DeltaPoint, Inc. provides developers of individual, corporate and commercial Web sites with advanced Web site creation and management tools based on database component technology. In addition, the Company provides visualization software products that are designed to facilitate the collection, interpretation and management of business and technical information across multiple computing environments.

    At December 31, 1996, the Company has an accumulated deficit of $13,666,000 and has incurred significant recent losses from operations. The Company plans to continue to develop and introduce updated versions of its existing products and to continue to promote its Web tools software products. There can be no assurance that the Company will not incur additional losses until its planned and existing products generate significant revenues. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Additional equity or debt financing will be required to enable the Company to continue its operations and achieve its plans for 1997 and beyond. Management is currently pursuing additional capital financing although recent attempts to secure financing on acceptable terms have been unsuccessful. If the Company is unable to obtain such financing, it will be required to reduce discretionary spending in order to maintain operations at a reduced level. Management believes that it will be able to reduce discretionary spending if required. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

    In June 1997, the Company completed the sale of its DeltaGraph product line for aggregate proceeds of $1,310,000 in cash, of which $910,000 was attributable to the sale of the DeltaGraph product line and $400,000 was attributable to services to be rendered by the Company pursuant to a management agreement (See
Note 11).

    The following is a summary of the Company's significant accounting policies:

    INTERIM RESULTS (UNAUDITED)

    The accompanying balance sheet as of June 30, 1997, the statements of operations and of cash flows for the six months ended June 30, 1996 and 1997, and the statement of shareholders' equity for the six months ended June 30, 1997 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of interim periods. The data disclosed in these notes to financial statements for these periods are also unaudited.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    REVENUE RECOGNITION

    Software product sales are recognized upon shipment of the product, net of appropriate allowances for estimated returns. Revenues from software royalty and packaging agreements are recognized upon

                                DELTAPOINT, INC.

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) shipment of a master copy of the software product and packaging if no significant vendor obligations remain under the terms of the agreements, any amounts paid are nonrefundable and collection is probable. Payments received in advance of revenue recognition are recorded as deferred revenue. The Company grants distributors and resellers certain rights of return, price protection and stock rotation rights on unsold merchandise. Accordingly, reserves for estimated future returns, credits for price protection and stock rotation rights are accrued upon shipment based upon historical experience.

    The Company provides a limited amount of free telephone technical support to customers. These activities are generally considered insignificant post contract customer support obligations. Estimated costs of these activities are accrued at the time of product shipment.

    Revenue from international customers, primarily in Japan accounted for 40%, 26%, 19% and 27% of net revenues in 1995 and 1996 and the six months ended June 30, 1996 and 1997, respectively. Sales to customers in excess of 10% of net revenues is presented below:

                                                                                SIX MONTHS
                                                          YEAR ENDED
                                                         DECEMBER 31,         ENDED JUNE 30,
                                                        ---------------       ---------------
                                                        1995       1996       1996       1997
                                                        ----       ----       ----       ----
Customer A........................................       35%        21%       --          23%
Customer B........................................       13%        30%        18%        23%
Customer C........................................      --         --         --          10%

    CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Included in the cash equivalent balance at December 31, 1996, were $1,000,000 in certificates of deposit. The Company did not have any short-term investments outstanding at December 31, 1995 and 1996 and June 30, 1997.

    STOCK BASED COMPENSATION

    The Company applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans, as permitted by the Financial Accounting Standards Board's Statement No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation." FAS 123 defines a "fair value" based method of accounting for an employee stock option or similar equity instrument and encourages, but does not require, entities to adopt that method of accounting for their employee stock compensation plans. The pro forma disclosures of the difference between compensation cost included in net loss and the related cost measured by the fair value method are presented in Note 9.

    INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method.

                                DELTAPOINT, INC.

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is provided using the straight-line method based upon the estimated useful life of the assets ranging from three to five years. Leasehold improvements are amortized over the shorter of the remaining term of the lease or the estimated useful life of the asset.

    PURCHASED SOFTWARE

    Purchased software is recorded at cost and amortized using the straight line method over the three-year estimated life of the asset.

    SOFTWARE DEVELOPMENT COSTS

    Research and development costs are expensed as incurred. Statement of Financial Accounting Standards No. 86 requires the capitalization of certain software development costs once technological feasibility is established. The capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. Based upon the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant and accordingly have not been capitalized.

    CONCENTRATION OF CREDIT RISKS

    Financial instruments that potentially subject the Company to significant concentrations of credit risks consist principally of cash and accounts receivable. The Company places its cash in interest bearing accounts and certificates of deposit in high quality financial institutions. The Company sells its products primarily to end-users, distributors and resellers in a variety of industries located primarily in the United States and Japan. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable. To date, the Company has not experienced any material credit losses.

    At December 31, 1995, five customers accounted for 86% of accounts receivable. At December 31, 1996, three customers accounted for 83% of accounts receivable. At June 30, 1997 three customers accounted for 83% of accounts receivable.

    NET LOSS PER SHARE

    Net loss per share is based upon the weighted average number of common shares outstanding during the period. Common equivalent shares (consisting of warrants and stock options) are excluded from the computation if their effect is anti-dilutive except that, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued during the period from November 1994 to November 1995 have been included in the calculation as if they were outstanding for all periods through November 1995 (using the treasury stock method for the options and warrants at the initial public offering price).

                                DELTAPOINT, INC.

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of the Company's financial instruments, including accounts receivable and notes payable, approximates fair values.

    INCOME TAXES

    The Company utilizes the liability method of accounting for income taxes and accordingly, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the Company's assets and liabilities.

    RECLASSIFICATIONS

    Certain reclassifications have been made to the financial statements in order to conform to the 1996 presentation.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("FAS 128"), "Earnings per Share." This statement is effective for the Company's year ending December 31, 1997. The Statement redefines earnings per share under generally accepted accounting principles. Under the new standard, primary earnings per share is replaced by basic earnings per share and fully diluted earnings per share. FAS 128 will require the retroactive restatement of all previously reported amounts upon adoption. Due to the Company's net loss, the adoption of FAS 128 will not have a material affect on the reported loss per share.

                                DELTAPOINT, INC.

NOTE 2--BALANCE SHEET DETAILS (IN THOUSANDS):

                                                      DECEMBER 31
                                                  --------------------   JUNE 30,
                                                    1995       1996        1997
                                                  ---------  ---------  -----------
                                                                        (UNAUDITED)
Inventories:
  Raw materials.................................  $     119  $      84   $      97
  Finished goods................................         63         49          20
                                                  ---------  ---------  -----------
                                                  $     182  $     133   $     117
                                                  ---------  ---------  -----------
                                                  ---------  ---------  -----------
Purchased software:
  Purchased software............................  $     450  $     453   $     453
  Less: accumulated amortization................        (12)      (154)       (229)
                                                  ---------  ---------  -----------
                                                  $     438  $     299   $     224
                                                  ---------  ---------  -----------
                                                  ---------  ---------  -----------
Property and equipment:
  Computer equipment and software...............  $     936  $   1,160   $   1,184
  Furniture and fixtures........................        139        139         139
  Leasehold improvements........................     --             31          31
                                                  ---------  ---------  -----------
                                                      1,075      1,330       1,354
  Less: accumulated depreciation................     (1,026)    (1,053)     (1,119)
                                                  ---------  ---------  -----------
                                                  $      49  $     277   $     235
                                                  ---------  ---------  -----------
                                                  ---------  ---------  -----------
Accrued liabilities:
  Accrued royalties.............................  $     351  $     315   $     236
  Accrued compensation..........................        303        369         338
  Other.........................................        683        462         349
                                                  ---------  ---------  -----------
                                                  $   1,337  $   1,146   $     923
                                                  ---------  ---------  -----------
                                                  ---------  ---------  -----------

    Included in the December 31, 1995 and 1996 and June 30, 1997 balances of computer equipment and software are $531,000 of assets acquired under capital leases. Accumulated depreciation associated with these leases approximates $481,000, $531,000 and $531,000 at December 31, 1995, December 31, 1996 and June
30, 1997, respectively.

    In 1995, the Company acquired certain Internet technologies, including the source code and related documentation. The aggregate purchase price of these technologies was $1,690,000, which was comprised of (i) $1,090,000 in cash, payable in installments through August 1996 and (ii) the issuance of 100,000 shares of the Company's common stock. The Company is also required to pay royalties on sales of the products developed from these technologies. The Company made installment payments for the technology of $225,000 and $865,000 for the years ended December 31, 1995 and 1996, respectively. Cash paid for royalties on sales of the product totaled $0 in 1995 and $33,000 in 1996. Amounts due to these suppliers for royalties are included in accrued liabilities at December 31, 1996 and June 30, 1997 and totaled $205,000 and $124,000, respectively. In connection with these acquisitions, the Company determined that $1,240,000 of the aggregate purchase price represented in-process technology, and because such technology had not reached the stage of technological feasibility and had no alternative future use, this amount was immediately charged to operations.

                                DELTAPOINT, INC.

NOTE 3--SUPPLEMENTAL STATEMENT OF CASH FLOW INFORMATION

    In December 1995, upon the closing of the Company's initial public offering, all outstanding shares of Mandatorily Redeemable Convertible Preferred Stock were converted into common stock. In addition, the Company converted notes payable to preferred shareholders totaling $300,000 and accrued interest on the notes totaling $80,000 into 63,334 shares of common stock.

    In November and December 1995, the Company acquired certain Internet technologies for a total purchase price of $1,690,000 which was comprised of the
(i) issuance of 100,000 shares of common stock at $6.00 per share, (ii) a cash payment of $225,000 and (iii) $865,000 which was paid in installments through August 1996.

    During the six months ended June 30, 1997, holders of notes payable converted $2,112,000 in principal value into $1,530,000 of Series A Preferred Stock and 382,000 shares of Common Stock. In addition, during the six months ended June 30, 1997, the recognition of the discounted conversion feature associated with the notes payable resulted in an increase to Common Stock of $537,000.

    Cash paid for interest totaled $146,000, $28,000, $26,000 and $0 for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1996 and 1997, respectively.

NOTE 4--RELATED PARTY TRANSACTIONS:

    The Company purchases goods and services from a supplier who is a shareholder of the Company. Purchases from this supplier totaled $354,000, $271,000, $101,000 and $103,000 for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1996 and 1997, respectively. Amounts due to this supplier are included in accounts payable at December 31, 1995 and 1996 and June 30, 1997 and totaled $55,000, $72,000 and $58,000, respectively.

NOTE 5--NOTES PAYABLE:

    On December 31, 1996, the Company issued $2,150,000 of convertible promissory notes payable. The notes bear interest at 6% payable semi-annually over their two year term. The notes convert into Common Stock automatically at the end of the two year term and are convertible at the option of the holder with a total of 33%, 67%, and 100% of the principal value of the notes convertible on March 1, March 31, and April 30, 1997, respectively. The conversion price of the notes is calculated as the lower of (a) 80% of the average closing bid price of the Company's common stock for the five days prior to notice of conversion or (b) the average offer price of the Company's Common Stock for the five business days prior to the notes' issuance which is $6.70 per share. The Company recognized the value of the discounted conversion feature, or $537,000, and the deferred debt issuance costs, or $262,000, as additional interest expense during the six months ended June 30, 1997. The amortization of the discounted conversion feature resulted in an increase to Common Stock of $537,000 during six months ended June 30, 1997. During the six months ended June 30, 1997, holders of notes payable converted $2,112,000 in principal value into $1,530,000 of Series A Preferred Stock and 382,000 shares of Common Stock.

                                DELTAPOINT, INC.

NOTE 6--COMMITMENTS AND CONTINGENCIES:

    COMMITMENTS

    The Company leases its facilities under noncancellable operating leases. Rent expense was $262,000 and $194,000 for the years ended December 31, 1995 and 1996, respectively. Rent expense for the six months ended June 30, 1996 and 1997 was $95,000 and $100,000, respectively.

    At December 31, 1996, future minimum lease payments are as follows (in thousands):

                                                                                      OPERATING
YEAR ENDING DECEMBER 31,                                                               LEASES
-----------------------------------------------------------------------------------  -----------
1997...............................................................................   $     206
1998...............................................................................         155
                                                                                          -----
Total minimum lease payments.......................................................   $     361
                                                                                          -----
                                                                                          -----

    CONTINGENCIES

    In the normal course of business, the Company from time to time receives inquiries with regards to possible patent infringement. Management believes that it is unlikely that the outcome of these inquiries will have a material adverse effect on the Company's financial position or results of operations or liquidity.

NOTE 7--INCOME TAXES:

    No provision for income taxes has been recorded for any periods presented due to net operating losses. At December 31, 1996, the Company had approximately $7,000,000 of federal net operating loss carryforwards which expire in varying amounts through 2011. Due to certain changes in the ownership of the Company, approximately $1,700,000 and $1,200,000 of these losses are subject to annual limitations of approximately $142,000 and $301,000, respectively.

    A reconciliation of the Company's effective tax rate to the U.S. federal statutory rate follows:

                                                         YEAR ENDED
                                                        DECEMBER 31,
                                                    ---------------------
                                                      1995        1996
                                                    ---------   ---------
U.S. federal statutory rate.......................      (34.0)%     (34.0)%
State and local taxes, net of U.S. federal
  benefit.........................................       (9.1)       (8.8)
Reserved net deferred tax assets and others.......       43.1        42.8
                                                    ---------   ---------
                                                         -- %        -- %
                                                    ---------   ---------
                                                    ---------   ---------

                                DELTAPOINT, INC.

NOTE 7--INCOME TAXES: (CONTINUED)
    The components of the net deferred tax assets consist of the following (in thousands):

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1995       1996
                                                                           ---------  ---------
Deferred tax assets:
  Net operating losses...................................................  $     940  $   2,788
  Reserves, accruals and depreciation....................................        885        767
  Tax credit carryforwards...............................................         10     --
                                                                           ---------  ---------
                                                                               1,835      3,555
    Deferred tax valuation allowance.....................................     (1,835)    (3,555)
                                                                           ---------  ---------
Net deferred tax asset...................................................  $      --  $      --
                                                                           ---------  ---------
                                                                           ---------  ---------

    The Company has determined that it is more likely than not that the deferred tax assets at December 31, 1995 and 1996 will not be realized and, accordingly, a full valuation reserve has been established. Management's assessment is based on the Company's history of net operating losses.

NOTE 8--PREFERRED STOCK, COMMON STOCK AND WARRANTS:

    PREFERRED STOCK:

    The Company has authorized up to 4,000,000 shares of Preferred Stock available for issuance upon approval of the Board of Directors. On June 30, 1997, the Company issued 1,530 shares of Series A Preferred Stock at a price of $1,000 per share in exchange for $1,530,000 in principal value of convertible notes outstanding. Each share of Series A Preferred Stock is convertible, at any time, at the option of the holders into the number of shares of the Company's Common Stock determined by dividing $1,000 by the lower of (i) 80% of the average of the fair market value of the Common Stock for the five business days prior to the conversion date, or (ii) $3.50 per share. The conversion price is subject to adjustment in certain circumstances. The shares of Series A Preferred Stock are also automatically convertible into Common Stock on the second anniversary of their issue date or, if earlier, upon the occurrence of certain other events. The holders of Series A Preferred Stock are entitled to cumulative dividends at an annual rate of $90.00 per share, payable quarterly. Dividends are payable in cash or, at the Company's election, in shares of Common Stock valued at 80% of the average fair market value thereof for the five business days prior to the day on which dividends are payable. Upon liquidation of the Company or a merger of the Company that results in the transfer of 50% or more of the voting power of the Company or the sale of all or substantially all of the Company's assets, holders of Series A Preferred Stock are entitled to receive $1,000 per share plus any accrued but unpaid dividends.

    COMMON STOCK:

    In December 1995, the Company completed its initial public offering of 1,100,000 shares of its Common Stock at a per share price of $6.00 and realized net proceeds of $5,143,000. In addition, Common Stock as of December 31, 1996 reflects the January 1996 sale of 165,000 shares of Common Stock issued in the overallotment of the Company's initial public offering. Net proceeds to the Company resulting from the overallotment were $831,000. Common Stock also reflects net proceeds resulting from the exercise of warrants totaling $966,000 and the exercise of stock options from the 1995 Stock Option Plan of $643,000.

                                DELTAPOINT, INC.

NOTE 8--PREFERRED STOCK, COMMON STOCK AND WARRANTS: (CONTINUED)
    WARRANTS:

    The following warrants were outstanding and exercisable at December 31, 1996:

 WARRANTS         ISSUED IN                                            WARRANT
OUTSTANDING    CONNECTION WITH     ISSUANCE DATE  EXPIRATION DATE  EXERCISE PRICE
-----------  --------------------  -------------  ---------------  ---------------
    71,875          Equity            Nov. 1995        Nov. 2000      $    7.20
   110,000          Equity            Dec. 1995        Dec. 2000      $    7.20
    16,538    Convertible Notes       Dec. 1996        Dec. 2002      $    6.50
-----------
   198,413
-----------
-----------

    The warrants issued in November 1995 have an exercise price, subject to adjustment, of $7.20 and $8.40 per share for the first thirty (30) month term and the remaining warrant term, respectively. The Company has reserved 198,413 shares of common stock for issuance upon the exercise of the outstanding warrants.

NOTE 9--STOCK OPTION PLANS:

    The Company has three Stock Option Plans (the Plans) which provide for the issuance of stock options to employees of the Company. The Company has reserved an aggregate of 1,285,462 shares of Common Stock for issuance upon the exercise of options granted under these plans, including 200,000 shares approved by the Company's shareholders at the annual meeting in June 1996 and 400,000 shares approved by the Company's shareholders at the annual meeting in June 1997. Options to purchase 41,588 and 171,804 shares were vested and exercisable at December 31, 1995 and 1996 respectively. Options granted under the Plans are for periods not to exceed 10 years. Non-employee members of the Board of Directors are eligible for automatic option grants under the 1995 Stock Option Plan (the 1995 Plan). All options granted under the Plans must be at prices not less than fair market value at the date of grant, except for the 1995 Plan for which options can be granted at prices not less than 85% of the fair market value at the date of grant. The Board of Directors may amend, modify or terminate the Plans at their discretion.

    In recognition of the decline in the fair market value of the Company's Common Stock in 1996 and 1997, the Company repriced options to purchase approximately 699,696 shares of Common Stock in March 1997 to an exercise price of $2.25 per share, which was the fair market value of the Company's Common Stock on that date.

                                DELTAPOINT, INC.

NOTE 9--STOCK OPTION PLANS: (CONTINUED)
    The following table summarizes activity under the Company's Stock Option
Plans:

                                                                                            OPTIONS OUTSTANDING
                                                                         SHARES       -------------------------------
                                                                      AVAILABLE FOR                WEIGHTED AVERAGE
                                                                          GRANT         SHARES      EXERCISE PRICE
                                                                     ---------------  ----------  -------------------
Balance at December 31, 1994.......................................         27,230        38,127            6.63
Additional shares reserved.........................................        620,000        --              --
Options granted....................................................       (525,000)      525,000            4.08
Options exercised..................................................        --               (382)           6.63
Options canceled...................................................          3,321        (3,321)           6.63
                                                                     ---------------  ----------
Balance at December 31, 1995.......................................        125,551       559,424            3.89
Additional shares reserved.........................................        200,000        --              --
Options granted....................................................       (433,677)      433,677            8.54
Options exercised..................................................        --            (81,000)           3.64
Options canceled...................................................        171,593      (171,593)           4.85
                                                                     ---------------  ----------
Balance at December 31, 1996.......................................         63,467       740,508            6.68
Additional shares reserved.........................................        400,000        --              --
Options granted (unaudited)........................................       (866,146)      866,146            2.25
Options exercised (unaudited)......................................        --             (4,333)           4.80
Options canceled (unaudited).......................................        810,484      (810,484)           6.11
                                                                     ---------------  ----------
Balance at June 30, 1997 (unaudited)...............................        407,805       791,837            2.46
                                                                     ---------------  ----------
                                                                     ---------------  ----------

    The following table summarizes information about employee stock options outstanding at December 31, 1996:

                                                OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
                            -----------------------------------------------------------  ----------------------------------------
                            NUMBER OUTSTANDING     WEIGHTED AVERAGE        WEIGHTED           NUMBER          WEIGHTED AVERAGE
                              AT DECEMBER 31,    REMAINING CONTRACTUAL      AVERAGE       EXERCISABLE AT      EXERCISE PRICE AT
RANGE OF EXERCISE PRICES           1996                  LIFE           EXERCISE PRICE   DECEMBER 31, 1996    DECEMBER 31, 1996
--------------------------  -------------------  ---------------------  ---------------  -----------------  ---------------------
$3.50.....................         236,611                   8.9                3.50            92,998                 3.50
$4.80-6.63................          75,759                   9.0                5.95            37,834                 5.89
$7.50.....................         140,000                   9.9                7.50             2,222                 7.50
$7.75-7.83................          99,788                   9.3                7.82            --                   --
$9.50-11.50...............         188,350                   9.4                9.78            38,750                 9.50
                                   -------                                                     -------
    Total.................         740,508                   9.3                6.68           171,804                 5.43
                                   -------                                                     -------
                                   -------                                                     -------

                                DELTAPOINT, INC.

NOTE 9--STOCK OPTION PLANS: (CONTINUED)
    The following table summarizes information about employee stock options outstanding at June 30, 1997:

                                               OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
                            ---------------------------------------------------------  ----------------------------------------
                                                  WEIGHTED AVERAGE       WEIGHTED           NUMBER          WEIGHTED AVERAGE
                            NUMBER OUTSTANDING        REMAINING           AVERAGE       EXERCISABLE AT      EXERCISE PRICE AT
RANGE OF EXERCISE PRICES     AT JUNE 30, 1997     CONTRACTUAL LIFE    EXERCISE PRICE     JUNE 30, 1997        JUNE 30, 1997
--------------------------  -------------------  -------------------  ---------------  -----------------  ---------------------
$1.44.....................          10,500                 10.0               1.44            --                   --
$2.25.....................         703,720                  8.9               2.25           345,344                 2.25
$2.50.....................          40,950                  9.7               2.50            --                   --
$4.80-7.50................          36,667                  9.2               6.46             6,667                 4.80
                                   -------                                                   -------
    Total.................         791,837                  8.9               2.46           352,011                 2.30
                                   -------                                                   -------
                                   -------                                                   -------

    In addition to the above stock options outstanding, in March 1997 the Company granted a stock option to a certain executive for 120,000 shares of Common Stock with an exercise price of $2.25 per share outside of the Plans.

    FAIR VALUE DISCLOSURES

    Had compensation cost for the Plans been determined based on the fair value of each stock option grant on its grant date, as prescribed by FAS 123, the Company's net loss and net loss per share would have been as follows:

                                                                              YEAR ENDED         SIX MONTHS ENDED
                                                                             DECEMBER 31,            JUNE 30,
                                                                         --------------------  --------------------
                                                                           1995       1996       1996       1997
                                                                         ---------  ---------  ---------  ---------
                                                                                                   (UNAUDITED)
Net loss:
  As reported..........................................................  $  (2,632) $  (4,848) $  (2,789) $  (3,088)
  Pro forma............................................................  $  (2,704) $  (5,450) $  (3,024) $  (3,810)

Net loss per share:
  As reported..........................................................  $   (2.42) $   (2.17) $   (1.27) $   (1.20)
  Pro forma............................................................  $   (2.49) $   (2.44) $   (1.38) $   (1.48)

    The weighted average estimated grant date fair value, as defined by FAS123, granted under the Plans was $2.72 and $5.46 per share for 1995 and 1996, respectively.

    The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the applicable period: dividend yields of 0% for all periods reported; expected volatility of 80.6%; risk-free interest rate of 5.57% for 1995 and 6.07% for 1996 and the six months ended June 30, 1996 and 6.58% for the six months ended June 30, 1997 for options granted; and a weighted average expected option term of 4.3 years for 1995 and 3.9 years for 1996 and six months ended June 30, 1996 and 3.8 years for the six months ended June 30, 1997.

                                DELTAPOINT, INC.

NOTE 9--STOCK OPTION PLANS: (CONTINUED)

    The above pro forma amounts include compensation expense based on the fair value of options granted and vesting during the years ended December 31, 1995 and 1996 and the six months ended June 30, 1996 and 1997 and exclude the effects of options granted prior to January 1, 1995. Accordingly, the above pro forma net loss and net loss per share are not representative of the effects of computing stock option compensation expense using the fair value method for future periods.

NOTE 10--401(k) PLAN:

    During 1992, the Company established a deferred compensation plan (the 401(k) Plan) pursuant to Section 401(k) of the Internal Revenue Code (the "Code"), whereby substantially all employees are eligible to contribute up to 20% of their pre-tax earnings, not to exceed amounts allowed under the Code. The Company may make contributions to the 401(k) Plan at the discretion of the Board of Directors. No employer contributions have been made to the 401(k) Plan by the Company.

NOTE 11--SALE OF DELTAGRAPH PRODUCT LINE (UNAUDITED):

    On June 27, 1997, the Company completed the sale of its DeltaGraph product line to SPSS, Inc. ("SPSS") with an effective date of May 1, 1997 for aggregate proceeds of $1,300,000 in cash of which $910,000 was attributable to the sale of the Delta Graph product line and $400,000 was attributable to services to be rendered by the Company pursuant to a management agreement (the "Management Agreement"). The Company received $910,000 on June 30, 1997. The Company will recognize amounts due under the Management Agreement upon completion of all obligations required under the Agreement.

    In the quarter ended June 30, 1997, the Company recorded a non-operating gain related to the sale of the DeltaGraph product line in other income as follows:

Total sales price................................................  $ 910,000

Less:
  Expenses related to the sale...................................   (105,000)
  Net book value of assets transferred...........................    (34,000)
                                                                   ---------
Gain on sale of DeltaGraph product line..........................  $ 771,000
                                                                   ---------
                                                                   ---------

    As a result of the Company's significant tax loss carry-forwards and other tax benefits, the Company did not incur a tax expense related to this gain.

    Following the effective date of this transaction, the Company no longer has revenues related to the sales of the DeltaGraph product line. DeltaGraph revenues were $3,067,000 and $659,000 for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively. Such revenues were 62.0% and 44.0% of total revenues for 1996 and the six months ended June 30, 1997, respectively. During 1996 and the six months ended June 30, 1997, cost of revenues and operating expenses directly attributable to DeltaGraph totaled $1,800,000 and $530,000, respectively. Such revenues and expenses have not continued subsequent to the disposition of the product.

                                DELTAPOINT, INC.

NOTE 11--SALE OF DELTAGRAPH PRODUCT LINE (UNAUDITED): (CONTINUED)
    The proforma net revenues, related net loss and net loss per share of the Company for the year ended December 31, 1996 and six months ended June 30, 1997 after giving effect to the DeltaGraph transaction as if it had been consummated at January 1, 1996, are as follows:

                                                              YEAR ENDED      SIX MONTH ENDED
                                                           DECEMBER 31, 1996   JUNE 30, 1997
                                                              (PRO FORMA)       (PRO FORMA)
                                                           -----------------  ----------------
Net Revenues.............................................    $   1,883,000     $      836,000
Net Loss.................................................    $  (6,115,000)    $   (3,988,000)
Net Loss per Share.......................................    $       (2.74)    $        (1.55)

NOTE 12--PENDING AND RECENT ACQUISITIONS (UNAUDITED):

    On April 16, 1997, the Company entered into a Letter of Intent with Inlet Divestiture Corp. ("IDC"), Inlet, Inc. ("Inlet") and certain individuals pursuant to which the Company would purchase certain Internet technologies (including source code and related documentation). The purchase price would be
(i) $825,000 in cash, payable in installments, and (ii) the issuance of 360,000 shares of the Company's Common Stock. The Company would also pay royalties on sales, licenses, sublicenses or other transactions pursuant to which units of the software product are distributed. Pending the closing of the purchase, the Company and IDC entered into an OEM agreement which grants the Company the exclusive right to distribute the software product. The Letter of Intent contemplates that if the closing of the purchase does not occur, the OEM agreement would continue in effect. In addition, the Company entered into a consulting agreement in which the Company is paying $20,000 a month in consulting fees starting July 1, 1997. Both parties' obligations to consummate the purchase are contingent upon the closing of an equity financing by the Company within 165 days of the date of the Letter of Intent. Consummation of the transactions contemplated in the Letter of Intent is subject to certain additional conditions, including negotiation of a definitive purchase agreement and other agreements. There can be no assurance that the transactions contemplated in the Letter of Intent will be consummated.

    On July 11, 1997 the Company completed the acquisition of Site/technologies/inc. ("Site"), a privately held company. In connection with this acquisition, the Company issued a total of 550,029 shares of its Common Stock, made a cash payment of $60,000 and assumed liabilities of $73,000 for a total purchase price of $638,000 on the date of acquisition to the former stockholders of Site, in exchange for all outstanding shares of Site. In addition, the Company agreed to pay royalties on sales of certain products Upon consummation of the acquisition, Stephen Mendel, a member of the Board of Directors of Site, was appointed as a member of the Board of Directors of the Company.

NOTE 13--SUBSEQUENT EVENTS (UNAUDITED):

    Subsequent to June 30, 1997 and through September 22, 1997, the holders of the convertible promissory notes payable and the Series A Preferred Stock converted all outstanding balances into an aggregate of 1,259,479 shares of Common Stock.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE UNDERWRITER OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION TO WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ----------------------

                               TABLE OF CONTENTS

                             ----------------------


                                                   PAGE
                                                  -------
Summary...........................................       3
Corporate Developments............................       7
Risk Factors......................................      10
Price Range of Common Stock.......................      20
Use of Proceeds...................................      21
Dividend Policy...................................      21
Capitalization....................................      22
Dilution..........................................      23
Unaudited Pro Forma Financial Information.........      24
Selected Financial Data...........................      29
Management's Discussion and Analysis of Financial
 Condition and Results of Operations..............      30
Business..........................................      36
Management........................................      51
Certain Transactions..............................      60
Principal Shareholders............................      64
Description of Capital Stock......................      67
Shares Eligible for Future Sale...................      71
Underwriting......................................      72
Legal Matters.....................................      74
Experts...........................................      74
Available Information.............................      74
Additional Information............................      75
Index to Financial Statements.....................     F-1


                                3,000,000 SHARES

                                DELTAPOINT, INC.

                                  COMMON STOCK


                                OCTOBER 7, 1997


                                ----------------

                                   PROSPECTUS

                                ----------------

                            H.J. MEYERS & CO., INC.

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